

PEPSICO

Annual Report
2022







winning with **pep+**
pepsico positive

2022 Financial Highlights

Net Revenue



- **Frito-Lay North America 27%**
- **Quaker Foods North America 4%**
- **PepsiCo Beverages North America 30%**
- **Latin America 11%**
- **Europe 15%**
- **Africa, Middle East and South Asia 7%**
- **Asia Pacific, Australia and New Zealand and China Region 6%**

Core Division Operating Profit [1]



- **Frito-Lay North America 44%**
- **Quaker Foods North America 4%**
- **PepsiCo Beverages North America 19%**
- **Latin America 12%**
- **Europe 10%**
- **Africa, Middle East and South Asia 6%**
- **Asia Pacific, Australia and New Zealand and China Region 5%**

Mix of Net Revenue



- **Food 58%**
- **Beverage 42%**



- **U.S. 57%**
- **Outside U.S. 43%**

PEPSICO, INC. & CONSOLIDATED SUBSIDIARIES

(in millions, except per share data; all per share amounts assume dilution)

Summary of Operations

	2022	2021	% Change [2]
Net revenue	**$86,392**	$79,474	9%
Core operating profit [1]	**$12,325**	$11,414	8%
Reported earnings per share	**$6.42**	$5.49	17%
Core earnings per share [3]	**$6.79**	$6.26	9%
Free cash flow [4]	**$5,855**	$7,157	-18%
Capital spending	**$5,207**	$4,625	13%
Common share repurchases	**$1,500**	$106	1,320%
Dividends paid	**$6,172**	$5,815	6%

1. Excludes the mark-to-market net impact of our commodity derivatives, restructuring and impairment charges, as well as acquisition and divestiture-related charges. In 2022, also excludes the gain associated with the sale of Tropicana, Naked and other select juice brands (Juice Transaction) as well as impairment and other charges. See page 129 "Reconciliation of GAAP and Non-GAAP Information" for a reconciliation to the most directly comparable financial measure in accordance with U.S. Generally Accepted Accounting Principles (GAAP). On a reported basis, the division operating profit percentages were: Frito-Lay North America 45%, Quaker Foods North America 4%, PepsiCo Beverages North America 40%, Latin America 12%, Europe (10%), Africa, Middle East and South Asia 5% and Asia Pacific, Australia and New Zealand and China Region 4%. 2021 and 2022 reported operating profit was $11,162 and $11,512, respectively, reflecting an increase of 3% in 2022.
2. Percentage changes are based on unrounded amounts.
3. Excludes the mark-to-market net impact of our commodity derivatives, restructuring and impairment charges, acquisition and divestiture-related charges, pension and retiree medical-related impact, as well as tax expense related to the Tax Cuts and Jobs Act (TCJ Act). In 2022, also excludes the gain associated with the Juice Transaction, impairment and other charges, and tax benefit related to the Internal Revenue Service (IRS) audit. In 2021, also excludes charge related to cash tender offers. See page 129 "Reconciliation of GAAP and Non-GAAP Information" for a reconciliation to the most directly comparable financial measure in accordance with GAAP.
4. Includes the impact of net capital spending. See page 129 "Reconciliation of GAAP and Non-GAAP Information" for a reconciliation to the most directly comparable financial measure in accordance with GAAP. 2021 and 2022 net cash provided by operating activities was $11,616 and $10,811, respectively, reflecting a decrease of 7% in 2022.

pep+ highlights

We're advancing our course to drive positive action for the planet and people. A better food system means better outcomes for the Earth, and all of us.

By becoming better ourselves, we can help build a stronger, more sustainable future for us all. pep+ guides our business – how we operate within planetary boundaries and inspire positive change for the planet and people.

We're evolving how we source our ingredients and make and sell our products, and how we inspire people through our brands.



POSITIVE AGRICULTURE

We're working to source our crops and ingredients in ways that help restore the earth and strengthen farming communities.



SUSTAINABLY SOURCED INGREDIENTS

100% of our grower-sourced crops (potatoes, whole corn, and oats) are sustainably sourced in 30 countries, and more than **90% of these crops are sustainably sourced globally** as of 2022[1]

We maintained **100% Roundtable on Sustainable Palm Oil** (RSPO) physically certified palm oil[2]

We maintained **100% Bonsucro certified sustainable cane sugar** globally[3]



POSITIVE CHOICES

We're inspiring people through our brands to make choices that create more smiles for them and the planet.



EXPANDED PORTFOLIO OFFERINGS

We are almost **80% of the way toward our 2025 targets** in reducing added sugars, sodium, and saturated fat across our beverage and convenient foods portfolio[4]



POSITIVE VALUE CHAIN

We're helping build a circular and inclusive value chain.



CLIMATE

In 2022, we continued to work toward our goal of **100% renewable electricity in our direct operations**, and approximately 65% of our global electricity needs were met by renewable sources[5]

WATER

As of 2022, our operational **water-use efficiency improved by 22%** in high water-risk areas vs. 2015 baseline, approaching our goal of 25% improvement by 2025[6]

PACKAGING

In December 2022, we set a new packaging goal for **20% of beverage servings to be delivered through reusable models** by 2030

PEOPLE

As of 2022, we increased our Black and Hispanic managerial populations in the U.S. to **9.0% and 10.1%, respectively, of our workforce**

Women hold **44% of our global manager positions** and continue to be paid within 1% of men[7]



GREEN BOND

In July 2022, we issued a new **$1.25 billion 10-year Green Bond**, which will focus on investments to advance key environmental sustainability initiatives under two pillars of our pep+ agenda: **Positive Agriculture and Positive Value Chain**

In October 2022, we published our third and final annual Green Bond Report on our 2019 Green Bond, describing our use of proceeds. As of December 31, 2021, we have fully allocated the **$974 million in net proceeds** from the issuance in 2019 of our first Green Bond to Eligible Green Projects

Please see our website (www.pepsico.com) under 'Our Impact' and the following notes for additional information regarding our pep+ goals and progress highlights in this Annual Report. Unless otherwise noted, information with respect to our acquisitions of Hangzhou Haomusi Food Co., Ltd. (Be & Cheery), BFY Brands, Inc., Pioneer Food Group Ltd. (Pioneer Foods), Rockstar Energy Beverages, and SodaStream International Ltd. (SodaStream) is included herein. Organizational changes (e.g., acquisitions, mergers, and divestitures) are evaluated to determine if they have a significant impact on our sustainability performance and, as data becomes available, all reported years for metrics impacted by an organizational change are recast to consistently reflect the impact of the organizational change.

1. For grower-sourced crops, sustainable sourcing refers to meeting the independently verified environmental, social, and economic principles of PepsiCo's Sustainable Farming Program (SFP). For more information on PepsiCo's SFP and the applicable standards, please see https://www.pepsico.com/esg-topics-a-z/agriculture.

2. We maintained our sourcing through the RSPO Mass Balance physically certified supply chain model and procured de minimis Independent Smallholder Credits to achieve 100% RSPO certification in 2022.

3. Results reflect exclusion of SodaStream portfolio. Results include a combined approach of procuring Bonsucro credits and verifying our supply chain.

4. Based on 2021 data in our Top 26 Beverage markets, which represent 79% of our global beverages volume, and our Top 23 Convenient Foods markets, which represent 86% of our global convenient foods volume. Results reflect exclusion of Be & Cheery portfolio.

5. The goal is being accomplished using a diversified portfolio of solutions, including renewable energy certificates. Results reflect exclusion of Be & Cheery portfolio. Decrease from prior year is primarily due to the unavailability of renewable energy certificates in Russia.

6. High water-risk locations defined by World Resources Institute's Aqueduct tool. Results reflect the exclusion of third-party facilities. Between 2006–2015, water-use efficiency improved by 26% in global operations at the date of target setting.

7. Based on pay equity program implemented in 72 countries that collectively make up more than 99% of our salaried employee population, after controlling for legitimate drivers of pay such as job level, geographic location, and performance ratings; based on base compensation.

To Our Shareholders,



To put it simply, 2022 was a stellar year for PepsiCo. Despite another dynamic period that featured difficult and unpredictable circumstances, we delivered our best financial performance in a decade, whilst staying true to our values and continuing to build a strong, durable foundation for long-term growth—proof that we can deliver sustainable performance, even as we transform our business to meet the challenges of the future.

Our success in 2022 is a testament to the agenda we set out in 2019. An agenda focused on transforming a good company into a great one by becoming Faster, Stronger, and Better. At the end of 2021, we took our ambitions a step further, launching PepsiCo Positive (pep+), a strategic end-to-end business transformation designed to drive long-term sustainable business performance and value, with sustainability and human capital at the center.

Since then, pep+ has become the North Star for how we want to win in the marketplace, how we want to transform, and how we want to create value for ourselves and others. To make this clear, we elevated it to be part of our overarching vision: to be the global leader in beverages and convenient foods by Winning with pep+.

2022's fantastic results demonstrate that even in the most trying of times, the investments we have made and our commitment to pep+ are helping us win in the marketplace and create value for our shareholders, as well as our consumers, customers, associates, and communities.

FASTER: To be an even Faster company, we are focusing our efforts on continually winning in the marketplace, finding ways to be even more consumer-centric, and accelerating investment for top-line growth, including by pivoting our portfolio. In 2022, we achieved these goals by:[1]

- Delivering more than **14% organic revenue growth and 10% growth in core constant currency operating profit**—our highest growth levels in the last decade;

- Growing core constant currency **earnings per share (EPS) by 11%**;

- Finishing the year strong with **14.6% organic revenue growth in Q4**—our fifth straight quarter of double-digit growth;

- Continuing to **invest in the business**—**more than $10 billion** in advertising and marketing and capital investments; and

- Announcing a **10% increase in our annualized dividend**, effective with the dividend expected to be paid in June 2023. This will represent PepsiCo's **51st consecutive** annualized dividend per share increase.

In addition to continuing our strong financial performance, we've demonstrated an ability to lead with growth and win in the market. In 2022, we:

- Ranked **#1 in the Kantar PoweRanking** for the seventh year in a row;

---

1. 2022 reported net revenue increased 8.7%. 2022 reported operating profit increased 3%. 2022 reported EPS increased 17%. Q4 2022, Q3 2022, Q2 2022, Q1 2022, and Q4 2021 reported net revenue increased double digits, high single digits, mid-single digits, high single digits, and double digits, respectively. Organic revenue growth, core constant currency operating profit, and core constant currency EPS growth are non-GAAP financial measures. See page 129 "Reconciliation of GAAP and Non-GAAP Information" for definitions and more information about these results, including a reconciliation to the most directly comparable financial measure in accordance with GAAP.

- **Held or gained share across many of our key markets**, including the U.S., Mexico, Brazil, the U.K., China, Saudi Arabia, and India; and

- Continued to **meet consumers' needs and improve the consumer experience**, making meaningful progress on all key portfolio transformation bets and with significant growth in more nutritious snacking and zero sugar platforms.

STRONGER: To be an even Stronger company, we are continuing to transform our capabilities, cost, and culture, especially through innovation and by putting data at the center of our business. We also want our associates to continue to feel proud of our company and engaged with what we are doing. With these goals in mind, in 2022, we:

- Made strong progress toward **modernizing and fortifying our Enterprise Resource Planning backbone** across certain markets and divisions to harmonize global data and business processes with seamless access to critical information;

- Continued to **build out Global Business Services (GBS) to help fuel PepsiCo's growth**, accelerating the impact GBS can have on productivity, standardization, and process improvement;

- Initiated key digital programs in many markets to advance the automation of our **business planning processes** across our value chain in how we make, move, and sell our products;

- Celebrated the **40th anniversary of our Supplier Diversity Program**, where we currently spend more than $1 billion annually with certified, diverse suppliers;

- Continued to **invest in talent development and learning** to become the best possible workplace—in two years, **over 30,000 people managers and associates** have registered for live-interactive leadership development workshops, and many have leveraged performance support content; and

- Doubled down on our company culture by **relaunching The PepsiCo Way**, the seven behaviors that define who we are and how we work, whilst updating their definitions to better reflect our pep+ and digital transformations.

BETTER: To be an even Better company, we are striving to create growth and value by operating within planetary boundaries and inspiring positive change for the planet and people. The power that we have as individuals and as a collective group to make an impact in our communities is massive. We know that by doing what's right for society and the environment, we can position ourselves as a consistent top market performer, generating stronger and more loyal connections with our consumers and customers, engaging more meaningfully with our associates, and building deeper roots in our communities to help them prosper over the long term.

This strategic, end-to-end focus has enabled us to make visible progress across the three pillars of pep+: Positive Agriculture, Positive Value Chain, and Positive Choices:

Positive Agriculture: We are working to spread regenerative practices to help restore the earth across 7 million acres—land approximately equal to the company's entire agricultural footprint; sustainably source key crops and ingredients; and help improve the livelihoods of more than 250,000 people in our agricultural supply chain and communities, all by 2030. In 2022, we moved closer to these goals by:

- Elevating external strategic partnerships with **Archer Daniels Midland Company (ADM)** to scale regenerative agriculture practices across our shared supply chains, up to 2 million acres in the U.S., and with **N-Drip** to scale micro irrigation technology to provide water-saving, crop-enhancing benefits to farmers around the world;

- Granting funding to 14 projects in 11 countries through our **Positive Agriculture Outcomes Fund**, helping to tackle some of the most difficult challenges facing agriculture today; and

- Continuing to advance the five-year **"Investing in Women to Strengthen Supply Chains" Global Development Alliance** with the U.S. Agency for International Development. This includes training women on overall farm management as a business, so they can make informed decisions about investment; improving agronomic skills critical for the sustainable or regenerative agriculture transition; building women up to be lead farmers; and improving working conditions. The program is currently operating in Colombia, Pakistan, India, and Vietnam and will soon launch in Peru.

Positive Value Chain: We are helping to build a circular and inclusive value chain through actions designed to achieve Net-Zero emissions by 2040, become Net Water Positive by 2030, and help build a world where packaging never becomes waste. As part of this, we are adopting new models and decoupling environmental impact from business growth. In 2022, we took important steps such as:

- Establishing a new global packaging goal for **20% of beverage servings to be delivered through reusable models by 2030**. We intend to work toward this goal by expanding our SodaStream business, building out our refillable offerings, growing our fountain drinks business with reusable cups, and accelerating growth in powders and tablets;

- Announcing **plans for PepsiCo Europe that aim to eliminate virgin fossil-based plastic** in all its crisp and chip bags by 2030, which will apply to brands including Walkers, Doritos, and Lay's. We expect to deliver by using 100% recycled or renewable plastic;

- 22 markets have **at least one product packaged with 100% recycled PET (rPET)**;

- Transforming our **Frito-Lay facility in Modesto, California, into a role model for end-to-end sustainability**. The facility uses 100% sustainably sourced potatoes under PepsiCo's Sustainable Farming Program and has achieved a **91% reduction in greenhouse gas emissions** from direct fleet operations by switching to zero-emission and near zero-emission vehicles—including the **world's first fleet of electric semi trucks from Tesla**. We also built fueling and charging infrastructure for the new fleet, with on-site renewable energy generation and storage; and

- Advancing our **Diversity, Equity & Inclusion (DE&I) agenda** around our people, business partnerships, and the communities we serve. We have reached **44% gender parity** in management globally, whilst **increasing U.S. Black and Hispanic representation at the manager level to 9.0% and 10.1%, respectively**. We are also expanding our efforts to support historically marginalized communities around the world by increasing diverse representation, supporting our business partners, and helping to create economic opportunity in communities.

Positive Choices: We're inspiring people through our brands to make choices that help create better outcomes for them and the planet. That means continuing to expand portfolio offerings with less added sugar, sodium, and saturated fat, whilst driving new packaging solutions across beverages and convenient foods. In 2022, we made progress on a number of key initiatives, including:

- Advancing **more nutritious snacking platforms with significant growth in North America** driven by brands like PopCorners, SunChips, and Bare, whilst launching the national expansion of PopCorners in the U.K.;

- Using **more diverse ingredients** such as legumes, whole grains, plant-based proteins, fruits and vegetables, and nuts and seeds. This includes launching SunChips Black Beans, a new variety made with whole grains and real black beans, and new Quaker Oats flavor offerings with 100% whole grain oats;

- Advancing against our added sugars reduction goal, with **Pepsi Zero Sugar now available in 110 international markets** and growth in other zero sugar products; and

- Leveraging the power of our brands to **meet consumer demand for more sustainable packaging**. We currently offer reuse models in more than 80 markets, including: SodaStream, SodaStream Professional, Gatorade Gx, fountain beverages, returnable glass and plastic bottles, and concentrates and powders.

As we advance our pep+ journey, we know that being a Better company also means continuing to **invest in our communities**. That's why we took several critical actions in 2022:

- Opening our hearts and our homes to **provide necessities and shelter to our Ukrainian colleagues** when their lives were turned upside down by the deadly conflict. We also contributed nearly **$15 million to relief efforts** through donations from the business, our associates, and the PepsiCo Foundation;

- Launching *One Smile at a Time*, our global employee volunteering platform, across nearly all of our top 20 markets, empowering our associates to impact their communities at scale. In 2022, we delivered **more than 290,000 hours of service** through the platform; and

- Continuing to **make a difference for people around the world through the PepsiCo Foundation** by helping increase equitable access to safe water; funding nearly 1,800 scholarships for Black and Hispanic students through the Uplift Community College Scholarship Program; and helping increase food security, delivering more than 20 million meals in 2022 alone.

> **We delivered our best financial performance in a decade, whilst staying true to our values and continuing to build a strong, durable foundation for long-term growth.**

Each example of our success is one piece of a much bigger transformation. A transformation that began in 2019, when we launched our effort to become Faster, Stronger, and Better and turn a good company into a great one. That continued to unfold in 2020 and 2021, when we proved we have the right strategy and the right people. And that accelerated in 2022, a year when we showed the world something new: that it is possible for a large, global company to perform and transform at the same time.

I have always been proud of our results, but never more so than today. Thanks to pep+, our strong brands, our market positions, our global strategy, and our incredible team of associates, we have been able to deliver short-term results, whilst laying the foundation for long-term, sustainable growth.

I have been especially proud of the ownership demonstrated by our leaders and our associates. Despite extreme volatility, they made courageous decisions, adapted quickly in every local market, and showed compassion and generosity to our colleagues in Ukraine—a strong testament to our PepsiCo values and what makes us unique.

Now, to perform and transform even Faster, even Stronger, and even Better than we did in 2022, we have to take our efforts to the next level. As 2023 will likely carry its own unique set of challenges and opportunities, we'll focus on five key areas to help us build on the momentum we gained in 2022:

- Keeping our **categories very relevant** to consumers and **accelerating our share gains** in our key markets;

- Setting **high ambitions in cost transformation** and elevating our focus on cost control in every Business Unit;

- Continuing to **reinvest heavily in our systems and digital transformation**;

- Raising the bar in our **pep+ transformation**, with focus on our portfolio, our DE&I agenda, our communities, and the environment; and

- Building high **flexibility, agility, and resilience in our planning processes** to allow us to pivot quickly as the world changes around us.

By staying focused on these priorities, I am confident we will position ourselves to deliver another year of strong results, whilst creating smiles that make a big difference for all of our stakeholders.

Thank you for sharing that confidence by entrusting us with your investment. With your support, we will continue to build an even Faster, even Stronger, even Better company—a company that wins in the marketplace and positively impacts society. Not just today, not just tomorrow, but for many years to come.



Ramon L. Laguarta
PepsiCo Chairman of the Board of Directors and Chief Executive Officer

PepsiCo Board of Directors

Segun Agbaje
Group Chief Executive Officer, Guaranty Trust Holding Company Plc (GTCO Plc)
Elected 2020

Shona L. Brown
Independent Advisor; Former Senior Advisor, Google Inc.
Elected 2009

Cesar Conde
Chairman, NBCUniversal News Group
Elected 2016

Ian Cook
Former Chairman, President and Chief Executive Officer, Colgate-Palmolive Company
Elected 2008

Edith W. Cooper
Former Executive Vice President and Global Head, Human Capital Management, The Goldman Sachs Group, Inc.
Elected 2021

Dina Dublon
Former Executive Vice President and Chief Financial Officer, JPMorgan Chase & Co.
Elected 2005

Michelle Gass
President, Levi Strauss & Co.
Elected 2019

Ramon L. Laguarta
Chairman of the Board of Directors and Chief Executive Officer, PepsiCo
Elected 2018

Sir Dave J. Lewis
Former Group Chief Executive Officer, Tesco PLC; Chair, Haleon plc; Chairman of Xlinks
Elected 2020

David C. Page, MD
Professor, Massachusetts Institute of Technology; Former Director and President, Whitehead Institute for Biomedical Research
Elected 2014

Robert C. Pohlad
President of various family-owned entities; Former Chairman and Chief Executive Officer, PepsiAmericas, Inc.
Elected 2015

Daniel Vasella, MD
Former Chairman and Chief Executive Officer, Novartis AG
Elected 2002

Darren Walker
President, Ford Foundation
Elected 2016

Alberto Weisser
Former Chairman and Chief Executive Officer, Bunge Limited
Elected 2011

This list is as of March 21, 2023.

PepsiCo Leadership

See pages 25–27 of our Annual Report on Form 10-K for a list of PepsiCo Executive Officers subject to Section 16 of the Securities Exchange Act of 1934.

Ramon L. Laguarta
Chairman of the Board of Directors and Chief Executive Officer

Jim Andrew
Executive Vice President and Chief Sustainability Officer

Roberto Azevêdo
Executive Vice President, Chief Corporate Affairs Officer and Chairman of the Board of Directors, PepsiCo Foundation

David Flavell
Executive Vice President, General Counsel and Corporate Secretary

Hugh F. Johnston
Vice Chairman, Executive Vice President and Chief Financial Officer

Athina Kanioura
Executive Vice President and Chief Strategy and Transformation Officer

Ram Krishnan
Chief Executive Officer, International Beverages and Chief Commercial Officer

René Lammers
Executive Vice President and Chief Science Officer

Silviu Popovici
Chief Executive Officer, Europe

Gregg Roden
Executive Vice President and Chief Operations Officer

Paula Santilli
Chief Executive Officer, Latin America

Ronald Schellekens
Executive Vice President and Chief Human Resources Officer

Wern-Yuen Tan
Chief Executive Officer, Asia Pacific, Australia, New Zealand and China

Kirk Tanner
Chief Executive Officer, PepsiCo Beverages North America

Jane Wakely
Executive Vice President, Chief Consumer and Marketing Officer and Chief Growth Officer, International Foods

Eugene Willemsen
Chief Executive Officer, Africa, Middle East, South Asia

Steven Williams
Chief Executive Officer, PepsiCo Foods North America

This list is as of March 21, 2023.

2022 Citizenship Giving

	(in millions)
PepsiCo Foundation	$62
Corporate Contributions	7
Division Contributions	16
Division Estimated In-kind	99
Total	$184

2022 Diversity Statistics

	Women % (Global)	People of Color[1] % (U.S. Only)
Board of Directors	29%	43%[2]
Senior Executives[3]	18%	38%
Executives	40%	31%
All Managers	44%	33%
All Employees	27%	48%

The data in this chart is as of December 31, 2022.
1. Based on completed self-identification forms. Defined as ethnically/racially diverse individuals.
2. Global.
3. Composed of PepsiCo Executive Officers subject to Section 16 of the Securities Exchange Act of 1934.

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PepsiCo, Inc.
Annual Report 2022
Form 10-K

For the fiscal year ended December 31, 2022

Page intentionally left blank

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to ______

Commission file number 1-1183



PepsiCo, Inc.

(Exact Name of Registrant as Specified in its Charter)

North Carolina	13-1584302
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

700 Anderson Hill Road, Purchase, New York 10577
(Address of principal executive offices and Zip Code)

(914) 253-2000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, par value 1-2/3 cents per share	PEP	The Nasdaq Stock Market LLC
0.250% Senior Notes Due 2024	PEP24	The Nasdaq Stock Market LLC
2.625% Senior Notes Due 2026	PEP26	The Nasdaq Stock Market LLC
0.750% Senior Notes Due 2027	PEP27	The Nasdaq Stock Market LLC
0.875% Senior Notes Due 2028	PEP28	The Nasdaq Stock Market LLC
0.500% Senior Notes Due 2028	PEP28a	The Nasdaq Stock Market LLC
3.200% Senior Notes Due 2029	PEP29	The Nasdaq Stock Market LLC
1.125% Senior Notes Due 2031	PEP31	The Nasdaq Stock Market LLC
0.400% Senior Notes Due 2032	PEP32	The Nasdaq Stock Market LLC
0.750% Senior Notes Due 2033	PEP33	The Nasdaq Stock Market LLC
3.550% Senior Notes Due 2034	PEP34	The Nasdaq Stock Market LLC
0.875% Senior Notes Due 2039	PEP39	The Nasdaq Stock Market LLC
1.050% Senior Notes Due 2050	PEP50	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of PepsiCo, Inc. Common Stock held by nonaffiliates of PepsiCo, Inc. (assuming for these purposes, but without conceding, that all executive officers and directors of PepsiCo, Inc. are affiliates of PepsiCo, Inc.) as of June 10, 2022, the last day of business of our most recently completed second fiscal quarter, was $224.2 billion (based on the closing sale price of PepsiCo, Inc.'s Common Stock on that date as reported on the Nasdaq Global Select Market).

The number of shares of PepsiCo, Inc. Common Stock outstanding as of February 2, 2023 was 1,377,251,316.

Documents Incorporated by Reference

Portions of the Proxy Statement relating to PepsiCo, Inc.'s 2023 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

PepsiCo, Inc.

Form 10-K Annual Report
For the Fiscal Year Ended December 31, 2022

Table of Contents

Forward-Looking Statements

This Annual Report on Form 10-K contains statements reflecting our views about our future performance that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (Reform Act). Statements that constitute forward-looking statements within the meaning of the Reform Act are generally identified through the inclusion of words such as "aim," "anticipate," "believe," "drive," "estimate," "expect," "expressed confidence," "forecast," "future," "goal," "guidance," "intend," "may," "objective," "outlook," "plan," "position," "potential," "project," "seek," "should," "strategy," "target," "will" or similar statements or variations of such words and other similar expressions. All statements addressing our future operating performance, and statements addressing events and developments that we expect or anticipate will occur in the future, are forward-looking statements within the meaning of the Reform Act. These forward-looking statements are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statement. These risks and uncertainties include, but are not limited to, those described in "Item 1A. Risk Factors" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Our Business – Our Business Risks." Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. The discussion of risks in this report is by no means all-inclusive but is designed to highlight what we believe are important factors to consider when evaluating our future performance.

PART I

Item 1. Business.

When used in this report, the terms "we," "us," "our," "PepsiCo" and the "Company" mean PepsiCo, Inc. and its consolidated subsidiaries, collectively. Certain terms used in this Annual Report on Form 10-K are defined in the Glossary included in Item 7. of this report.

Company Overview

We were incorporated in Delaware in 1919 and reincorporated in North Carolina in 1986. We are a leading global beverage and convenient food company with a complementary portfolio of brands, including Lay's, Doritos, Cheetos, Gatorade, Pepsi-Cola, Mountain Dew, Quaker and SodaStream. Through our operations, authorized bottlers, contract manufacturers and other third parties, we make, market, distribute and sell a wide variety of beverages and convenient foods, serving customers and consumers in more than 200 countries and territories.

Our Operations

We are organized into seven reportable segments (also referred to as divisions), as follows:

1) Frito-Lay North America (FLNA), which includes our branded convenient food businesses in the United States and Canada;

2) Quaker Foods North America (QFNA), which includes our branded convenient food businesses, such as cereal, rice, pasta and other branded food, in the United States and Canada;

3) PepsiCo Beverages North America (PBNA), which includes our beverage businesses in the United States and Canada;

4) Latin America (LatAm), which includes all of our beverage and convenient food businesses in Latin America;

5) Europe, which includes all of our beverage and convenient food businesses in Europe;

6) Africa, Middle East and South Asia (AMESA), which includes all of our beverage and convenient food businesses in Africa, the Middle East and South Asia; and

7) Asia Pacific, Australia and New Zealand and China Region (APAC), which includes all of our beverage and convenient food businesses in Asia Pacific, Australia and New Zealand, and China region.

Frito-Lay North America

Either independently or in conjunction with third parties, FLNA makes, markets, distributes and sells branded convenient foods. These foods include branded dips, Cheetos cheese-flavored snacks, Doritos tortilla chips, Fritos corn chips, Lay's potato chips, Ruffles potato chips and Tostitos tortilla chips. FLNA's branded products are sold to independent distributors and retailers. In addition, FLNA's joint venture with Strauss Group makes, markets, distributes and sells Sabra refrigerated dips and spreads.

Quaker Foods North America

Either independently or in conjunction with third parties, QFNA makes, markets, distributes and sells branded convenient foods, which include cereals, rice, pasta and other branded products. QFNA's products include Cap'n Crunch cereal, Life cereal, Pearl Milling Company syrups and mixes, Quaker Chewy granola bars, Quaker grits, Quaker oatmeal, Quaker rice cakes, Quaker Simply Granola and Rice-A-Roni side dishes. QFNA's branded products are sold to independent distributors and retailers.

PepsiCo Beverages North America

Either independently or in conjunction with third parties, PBNA makes, markets and sells beverage concentrates, fountain syrups and finished goods under various beverage brands including Aquafina, Diet Mountain Dew, Diet Pepsi, Gatorade, Gatorade Zero, Mountain Dew, Pepsi and Propel. PBNA operates its own bottling plants and distribution facilities and sells branded finished goods directly to independent distributors and retailers. PBNA also sells concentrate and finished goods for our brands to authorized and independent bottlers, who in turn sell our branded finished goods to independent distributors and retailers in certain markets. PBNA also, either independently or in conjunction with third parties, makes, markets, distributes and sells ready-to-drink tea and coffee products through joint ventures with Unilever (under the Lipton brand name) and Starbucks, respectively. Further, PBNA manufactures and distributes certain brands licensed from Keurig Dr Pepper Inc., including Crush, Dr Pepper and Schweppes, and certain juice brands licensed from Dole Food Company, Inc. and Ocean Spray Cranberries, Inc. In 2022, PBNA began to distribute Hard MTN Dew, an alcoholic beverage manufactured and owned by the Boston Beer Company. In the first quarter of 2022, we sold our Tropicana, Naked and other select juice brands to PAI Partners, while retaining a 39% noncontrolling interest in a newly formed joint venture, Tropicana Brands Group (TBG), operating across North America and Europe (Juice Transaction). In the United States, PepsiCo acts as the exclusive distributor for TBG's portfolio of brands for small-format and foodservice customers with chilled direct-store-delivery (DSD). See Note 13 to our consolidated financial statements for further information.

Latin America

Either independently or in conjunction with third parties, LatAm makes, markets, distributes and sells a number of convenient food brands including Cheetos, Doritos, Emperador, Lay's, Marias Gamesa, Ruffles, Sabritas, Saladitas and Tostitos, as well as many Quaker-branded convenient foods. LatAm also, either independently or in conjunction with third parties, makes, markets, distributes and sells beverage concentrates, fountain syrups and finished goods under various beverage brands including 7UP, Diet 7UP, Gatorade, H2oh!, Manzanita Sol, Mirinda, Pepsi, Pepsi Black, San Carlos and Toddy. These branded products are sold to authorized and independent bottlers, independent distributors and retailers. LatAm also, either independently or in conjunction with third parties, makes, markets, distributes and sells ready-to-drink tea products through an international joint venture with Unilever (under the Lipton brand name).

Europe

Either independently or in conjunction with third parties, Europe makes, markets, distributes and sells a number of convenient food brands including Cheetos, Doritos, Lay's, Ruffles and Walkers, as well as many Quaker-branded convenient foods, through consolidated businesses, as well as through noncontrolled affiliates. Europe also, either independently or in conjunction with third parties, makes, markets, distributes and sells beverage concentrates, fountain syrups and finished goods under various beverage brands including 7UP, Diet Pepsi, Lubimy Sad, Mirinda, Pepsi and Pepsi Max. These branded products are sold to authorized and independent bottlers, independent distributors and retailers. In certain markets, however, Europe operates its own bottling plants and distribution facilities. Europe also, as part of its beverage business, manufactures and distributes SodaStream sparkling water makers and related products. Further, Europe makes, markets, distributes and sells a number of dairy products including Agusha, Chudo and Domik v Derevne. Europe also, either independently or in conjunction with third parties, makes, markets, distributes and sells ready-to-drink tea products through an international joint venture with Unilever (under the Lipton brand name). In the first quarter of 2022, we sold our Tropicana, Naked and other select juice brands to PAI Partners, while retaining a 39% noncontrolling interest in TBG, operating across North America and Europe. See Note 13 to our consolidated financial statements for further information.

Africa, Middle East and South Asia

Either independently or in conjunction with third parties, AMESA makes, markets, distributes and sells a number of convenient food brands including Chipsy, Doritos, Kurkure, Lay's, Sasko, Spekko and White Star, as well as many Quaker-branded convenient foods, through consolidated businesses, as well as through noncontrolled affiliates. AMESA also makes, markets, distributes and sells beverage concentrates, fountain syrups and finished goods under various beverage brands including 7UP, Aquafina, Mirinda, Mountain Dew and Pepsi. These branded products are sold to authorized and independent bottlers, independent distributors and retailers. In certain markets, however, AMESA operates its own bottling plants and distribution facilities. AMESA also, either independently or in conjunction with third parties, makes, markets, distributes and sells ready-to-drink tea products through an international joint venture with Unilever (under the Lipton brand name).

Asia Pacific, Australia and New Zealand and China Region

Either independently or in conjunction with third parties, APAC makes, markets, distributes and sells a number of convenient food brands including BaiCaoWei, Cheetos, Doritos, Lay's and Smith's, as well as many Quaker-branded convenient foods, through consolidated businesses, as well as through noncontrolled affiliates. APAC also makes, markets, distributes and sells beverage concentrates, fountain syrups and finished goods under various beverage brands including 7UP, Aquafina, Mirinda, Mountain Dew, Pepsi and Sting. These branded products are sold to authorized and independent bottlers, independent distributors and retailers. APAC also, either independently or in conjunction with third parties, makes, markets, distributes and sells ready-to-drink tea products through an international joint venture with Unilever (under the Lipton brand name).

Our Distribution Network

Our products are primarily brought to market through DSD, customer warehouse and distributor networks and are also sold directly to consumers through e-commerce platforms and retailers. The distribution system used depends on customer needs, product characteristics and local trade practices.

Direct-Store-Delivery

We, our independent bottlers and our distributors operate DSD systems that deliver beverages and convenient foods directly to retail stores where the products are merchandised by our employees or our independent bottlers. DSD enables us to merchandise with maximum visibility and appeal. DSD is especially well-suited to products that are restocked often and respond to in-store promotion and merchandising.

Customer Warehouse

Some of our products are delivered from our manufacturing plants and distribution centers, both company and third-party operated, to customer warehouses. These less costly systems generally work best for products that are less fragile and perishable, and have lower turnover.

Distributor Networks

We distribute many of our products through third-party distributors. Third-party distributors are particularly effective when greater distribution reach can be achieved by including a wide range of products on the delivery vehicles. For example, our foodservice and vending business distributes beverages and convenient foods to restaurants, businesses, schools and stadiums through third-party foodservice and vending distributors and operators.

E-commerce

Our products are also available and sold directly to consumers on a growing number of company-owned and third-party e-commerce websites and mobile commerce applications.

Ingredients and Other Supplies

The principal ingredients we use in our beverage and convenient food products are aspartame, corn, corn sweeteners, flavorings, flour, juice concentrates, oats, potatoes, raw milk, rice, seasonings, sucralose, sugar, vegetable and essential oils, and wheat. We also use water in the manufacturing of our products. Our key packaging materials include plastic resins, including polyethylene terephthalate (PET) and polypropylene resins used for plastic beverage bottles and film packaging used for convenient foods, aluminum, glass, closures, cardboard and paperboard cartons. In addition, we continue to integrate recyclability into our product development process and support the increased use of recycled content, including recycled PET, in our packaging. Fuel, electricity and natural gas are also important commodities for our businesses due to their use in our and our business partners' facilities and the vehicles delivering our products. We employ specialists to secure adequate supplies of many of these items and have not experienced any significant continuous shortages that would prevent us from meeting our requirements. Many of these ingredients, raw materials and commodities are purchased in the open market. The prices we pay for such items are subject to fluctuation, and we manage this risk through the use of fixed-price contracts and purchase orders, pricing agreements and derivative instruments, including swaps and futures. In addition, risk to our supply of certain raw materials is mitigated through purchases from multiple geographies and suppliers. When prices increase, we may or may not pass on such increases to our customers. In addition, we continue to make investments to improve the sustainability and resources of our agricultural supply chain, including the development of our initiative to advance sustainable farming practices by our suppliers and expanding it further globally. During 2022, we continued to experience increased commodity, packaging and other input costs and, in some instances, supply constraints related to the deadly conflict in Ukraine, the novel coronavirus (COVID-19) pandemic, the inflationary cost environment, adverse weather conditions, supply chain disruptions and labor shortages, which has continued into fiscal 2023. See Note 9 to our consolidated financial statements for further information on how we manage our exposure to commodity prices.

We also maintain voluntary supply chain finance agreements with several participating global financial institutions, pursuant to which our suppliers, at their sole discretion, may elect to sell their accounts receivable with PepsiCo to such global financial institutions. These agreements did not have a material impact on our business or financial results. See "Our Financial Results – Our Liquidity and Capital Resources" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for further information.

Our Brands and Intellectual Property Rights

We own numerous valuable trademarks which are essential to our worldwide businesses, including Agusha, Amp Energy, Aquafina, Aquafina Flavorsplash, Arto Lifewtr, Baja Blast, BaiCaoWei, Bare, Bokomo, bubly, Cap'n Crunch, Ceres, Cheetos, Chester's, Chipsy, Chokis, Chudo, Cracker Jack, Crunchy, Diet Mountain Dew, Diet Mug, Diet Pepsi, Diet 7UP (outside the United States), Domik v Derevne, Doritos, Driftwell, Duyvis, Elma Chips, Emperador, Evolve, Frito-Lay, Fritos, Fruktovy Sad, G2, Gamesa, Gatorade, Gatorade Fit, Gatorade Zero, Gatorlyte, Grandma's, H2oh!, Hard MTN Dew, Health Warrior, Imunele, J7, Kas, Kurkure, Lay's, Life, Lifewtr, Liquifruit, Lubimy, Manzanita Sol, Marias Gamesa, Matutano, Mirinda, Miss Vickie's, Moirs, Mother's, Mountain Dew, Mountain Dew Code Red, Mountain Dew Game Fuel, Mountain Dew Kickstart, Mountain Dew Zero Sugar, MTN Dew Energy, Mug, Munchies, Muscle Milk, Near East, Off the Eaten Path, Paso de los Toros, Pasta Roni, Pearl Milling Company, Pepsi, Pepsi Black, Pepsi Max, Pepsi Zero Sugar, PopCorners, Pronutro, Propel, Quaker, Quaker Chewy, Quaker Simply Granola, Rice-A-Roni, Rockstar Energy, Rold Gold, Ruffles, Sabritas, Safari, Sakata, Saladitas Gamesa, San Carlos, Sandora, Santitas, Sasko, 7UP (outside the United States), 7UP Free (outside the United States), Sierra Mist, Sierra Mist Zero Sugar, Simba, Smartfood, Smith's, Snack a Jacks, SoBe, SodaStream, Sonric's, Spekko, Stacy's, Starry, Sting, Stubborn Soda, SunChips, Toddy, Toddynho, Tostitos, V Water, Vesely Molochnik, Walkers, Weetbix, White Star, Ya and Yachak. We also hold long-term licenses to use valuable trademarks in connection with our products in certain markets, including Ocean Spray. We also distribute Celsius energy drinks and various Keurig Dr Pepper Inc. brands, including Dr Pepper in certain markets, Crush and Schweppes. Joint ventures in which we have an ownership interest either own or have the right to use certain trademarks, such as Lipton, Sabra and Starbucks. In addition, in the first quarter of 2022, we sold our Tropicana, Naked and other select juice brands to PAI Partners, while retaining a 39% noncontrolling interest in TBG, operating across North America and Europe. In the United States, PepsiCo acts as the exclusive distributor for TBG's portfolio of brands for small-format and foodservice customers with chilled DSD. See Note 13 to our consolidated financial statements for further information. In 2022, we began to distribute Hard MTN Dew, an alcoholic beverage manufactured and owned by the Boston Beer Company. We have licensed the use of the Hard MTN Dew trademark to the Boston Beer Company, which has appointed us as their distributor for this product. Trademarks remain valid so long as they are used properly for identification purposes, and we emphasize correct use of our trademarks. We have authorized, through licensing arrangements, the use of many of our trademarks in such contexts as convenient food joint ventures and beverage bottling appointments. In addition, we license the use of our trademarks on merchandise that is sold at retail, which enhances brand awareness.

We either own or have licenses to use a number of patents which relate to certain of our products, their packaging, the processes for their production and the design and operation of various equipment used in our businesses. Some of these patents are licensed to others.

Seasonality

Our businesses are affected by seasonal variations. Our beverage and convenient food sales are generally highest in the third quarter due to seasonal and holiday-related patterns and generally lowest in the first quarter. However, taken as a whole, seasonality has not had a material impact on our consolidated financial results.

Our Customers

Our customers include wholesale and other distributors, foodservice customers, grocery stores, drug stores, convenience stores, discount/dollar stores, mass merchandisers, membership stores, hard discounters, e-commerce retailers and authorized independent bottlers, among others. We normally grant our independent bottlers exclusive contracts to sell and manufacture certain beverage products bearing our trademarks within a specific geographic area. These arrangements provide us with the right to charge our independent bottlers for concentrate, finished goods and Aquafina royalties and specify the manufacturing process required for product quality. We also grant distribution rights to our independent bottlers for certain beverage products bearing our trademarks for specified geographic areas.

We rely on and provide financial incentives to our customers to assist in the distribution and promotion of our products to the consumer. For our independent distributors and retailers, these incentives include volume-based rebates, product placement fees, promotions and displays. For our independent bottlers, these incentives are referred to as bottler funding and are negotiated annually with each bottler to support a variety of trade and consumer programs, such as consumer incentives, advertising support, new product support, and vending and cooler equipment placement. Consumer incentives include pricing discounts and promotions, and other promotional offers. Advertising support is directed at advertising programs and supporting independent bottler media. New product support includes targeted consumer and retailer incentives and direct marketplace support, such as point-of-purchase materials, product placement fees, media and advertising. Vending and cooler equipment placement programs support the acquisition and placement of vending machines and cooler equipment. The nature and type of programs vary annually.

Changes to the retail landscape, including increased consolidation of retail ownership, the continued growth of sales through e-commerce websites and mobile commerce applications, including through subscription services and other direct-to-consumer businesses, the integration of physical and digital operations among retailers, as well as the international expansion of hard discounters, and the current economic environment continue to increase the importance of major customers. In 2022, sales to Walmart Inc. (Walmart) and its affiliates, including Sam's Club (Sam's), represented approximately 14% of our consolidated net revenue, with sales reported across all of our divisions, including concentrate sales to our independent bottlers, which were used in finished goods sold by them to Walmart. The loss of this customer would have a material adverse effect on our FLNA, QFNA and PBNA divisions.

Our Competition

Our beverage and convenient food products are in highly competitive categories and markets and compete against products of international beverage and convenient food companies that, like us, operate in multiple geographies, as well as regional, local and private label manufacturers and economy brands and other competitors, including smaller companies developing and selling micro brands directly to consumers through e-commerce platforms or through retailers focused on locally-sourced products. In many countries in which our products are sold, including the United States, The Coca-Cola Company is our primary beverage competitor. Other beverage and convenient food competitors include, but are not limited to, Campbell Soup Company, Conagra Brands, Inc., Hormel Foods Corporation, Kellogg Company, Keurig Dr Pepper Inc., The Kraft Heinz Company, Link Snacks, Inc., Mondelēz International, Inc., Monster Beverage Corporation, Nestlé S.A., Red Bull GmbH and Utz Brands, Inc.

Many of our convenient food products hold significant leadership positions in the convenient food industry in the United States and worldwide. In 2022, we and The Coca-Cola Company represented approximately 20% and 21%, respectively, of the U.S. liquid refreshment beverage category by estimated retail sales in measured channels, according to Information Resources, Inc. However, The Coca-Cola Company has significant carbonated soft drink (CSD) share advantage in many markets outside the United States.

Our beverage and convenient food products compete primarily on the basis of brand recognition and loyalty, taste, price, value, quality, product variety, innovation, distribution, advertising, marketing and promotional activity (including digital), packaging, convenience, service and the ability to anticipate and effectively respond to consumer preferences and trends, including increased consumer focus on health and wellness and sustainability and the continued acceleration of e-commerce and other methods of distributing and purchasing products. Success in this competitive environment is dependent on effective promotion of existing products, effective introduction of new products and reformulations of existing products, increased efficiency in production techniques, effective incorporation of technology and digital tools across all areas of our business, the effectiveness of our advertising campaigns, marketing programs, product packaging and pricing, new vending and dispensing equipment and brand and trademark development and protection. We believe that the strength of our brands, innovation and marketing, coupled with the quality of our products and flexibility of our distribution network, allows us to compete effectively.

Research and Development

We engage in a variety of research and development activities and invest in innovation globally with the goal of meeting the needs of our customers and consumers and accelerating growth. These activities principally involve: innovations focused on creating consumer preferred products to grow and transform our portfolio through development of new technologies, ingredients, flavors and substrates; development and improvement of our manufacturing processes, including reductions in cost and environmental footprint; implementing product improvements to our global portfolio that reduce added sugars, sodium or saturated fat; offering more products with functional ingredients and positive nutrition including whole grains, fruit, vegetables, dairy, protein, fiber, micronutrients and hydration; development of packaging technology and new package designs, including reducing the amount of plastic in our packaging and developing recyclable, compostable, biodegradable or otherwise sustainable packaging; development of marketing, merchandising and dispensing equipment; further expanding our beyond the bottle portfolio including innovation for our SodaStream business; investments in technology and digitalization, including artificial intelligence and data analytics to enhance our consumer insights and research; continuing to strengthen our omnichannel capabilities, particularly in e-commerce; and efforts focused on reducing our impact on the environment, including reducing water use in our operations and our agricultural practices and reducing our environmental impact in our operations throughout our value chain.

Our research centers are located around the world, including in Brazil, China, India, Ireland, Mexico, Russia, South Africa, the United Kingdom and the United States, and leverage consumer insights, food science and engineering to meet our strategy to continually innovate our portfolio of beverages and convenient foods.

Regulatory Matters

The conduct of our businesses, including the production, storage, distribution, sale, display, advertising, marketing, labeling, content, quality, safety, transportation, packaging, disposal, recycling and use of our products, as well as our employment and occupational health and safety practices and protection of personal information, are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States, as well as to laws and regulations administered by government entities and agencies in the more than 200 other countries and territories in which our products are made, manufactured, distributed or sold. It is our policy to abide by the laws and regulations around the world that apply to our businesses.

The U.S. laws and regulations that we are subject to include, but are not limited to: the Federal Food, Drug and Cosmetic Act and various state laws governing food safety; the Food Safety Modernization Act; the Occupational Safety and Health Act and various state laws and regulations governing workplace health and safety; various federal, state and local environmental protection laws, as discussed below; the Federal Motor Carrier Safety Act; the Federal Trade Commission Act; the Lanham Act; various federal and state laws and regulations governing competition and trade practices, including the Robinson-Patman Act and the Clayton Act; various federal and state laws and regulations governing our employment practices, including those related to equal employment opportunity, such as the Equal Employment Opportunity Act and the National Labor Relations Act and those related to overtime compensation, such as the Fair Labor Standards Act; various state and federal laws pertaining to sale and distribution of alcohol beverages; data privacy and personal data protection laws and regulations, including the California Consumer Privacy Act of 2018 (as modified by the California Privacy Rights Act); customs and foreign trade laws and regulations, including laws regarding the import or export of our products or ingredients used in our products and tariffs; laws regulating the sale of certain of our products in schools; laws regulating the ingredients or substances contained in, or attributes of, our products; laws regulating our supply chain, including the 2010 California Transparency in Supply Chains Act and laws relating to the payment of taxes. We are also required to comply with the Foreign Corrupt Practices Act and the Trade Sanctions Reform and Export Enhancement Act. We are also subject to various state and local statutes and regulations, including state consumer protection laws such as Proposition 65 in California, which requires that a specific warning appear on any product that contains a substance listed by the State of California as having been found to cause cancer or birth defects, unless the amount of such substance in the product is below a safe harbor level.

We are subject to numerous similar and other laws and regulations outside the United States, including but not limited to laws and regulations governing food safety, international trade and tariffs, supply chains, including the U.K. Modern Slavery Act, occupational health and safety, competition, anti-corruption and data privacy, including the European Union General Data Protection Regulation. In many jurisdictions, compliance with competition laws is of special importance to us due to our competitive position in those jurisdictions, as is compliance with anti-corruption laws, including the U.K. Bribery Act. We rely on legal and operational compliance programs, as well as in-house and outside counsel and other experts, to guide our businesses in complying with the laws and regulations around the world that apply to our businesses.

In addition, certain jurisdictions have either imposed, or are considering imposing, new or increased taxes on the manufacture, distribution or sale of our products, ingredients or substances contained in, or attributes of, our products or commodities used in the production of our products. These taxes vary in scope and form: some apply to all beverages, including non-caloric beverages, while others apply only to beverages with a caloric sweetener (e.g., sugar). Similarly, some measures apply a single tax rate per ounce/liter on beverages containing over a certain level of added sugar (or other sweetener) while others apply a graduated tax rate depending upon the amount of added sugar (or other sweetener) in the beverage and some apply a flat tax rate on beverages containing a particular substance or ingredient, regardless of the level of such substance or ingredient.

In addition, certain jurisdictions have either imposed, or are considering imposing, product labeling or warning requirements or other limitations on the marketing or sale of certain of our products as a result of ingredients or substances contained in such products or the audience to whom products are marketed. These types of provisions have required that we highlight perceived concerns about a product, warn consumers to avoid consumption of certain ingredients or substances present in our products, restrict the age of consumers to whom products are marketed or sold or limit the location in which our products may be available. It is possible that similar or more restrictive requirements may be proposed or enacted in the future.

In addition, certain jurisdictions have either imposed or are considering imposing regulations designed to increase recycling rates, encourage waste reduction or to restrict the sale of products utilizing certain packaging. These regulations vary in scope and form from deposit return systems designed to incentivize the return of beverage containers, to extended producer responsibility policies and even restrictions or bans on the use of certain types of packaging, including single-use plastics and packaging containing per- and polyfluoroalkyl substances (PFAS). It is possible that similar or more restrictive requirements may be proposed or enacted in the future.

We are also subject to national and local environmental laws in the United States and in foreign countries in which we do business, including laws related to water consumption and treatment, wastewater discharge and air emissions. In the United States, we are subject to the Clean Air Act, the Clean Water Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act and other federal, state and local laws and regulations regarding handling, storage, release and disposal of wastes generated onsite and sent to third-party owned and operated offsite licensed facilities. Our operations outside the United States are subject to similar laws and regulations. In addition, continuing concern over environmental, social and governance matters, including climate change, is expected to continue to result in new or increased legal and regulatory requirements (in or outside of the United States) to reduce emissions to mitigate the potential effects of greenhouse gases, to limit or impose additional costs on commercial water use due to local water scarcity concerns or to expand mandatory reporting of certain environmental, social and governance metrics. Our policy is to abide by all applicable environmental laws and regulations, and we have internal programs in place with respect to our global environmental compliance. We have made, and plan to continue making, necessary expenditures for compliance with applicable environmental laws and regulations and to achieve our sustainability goals. While these expenditures have not had a material impact on our business, financial condition or results of operations to date, changes in environmental compliance requirements, and expenditures necessary to comply with such requirements or to achieve our sustainability goals, could adversely affect our financial performance. In addition, we and our subsidiaries are subject to environmental remediation obligations arising in the normal course of business, as well as remediation and related indemnification obligations in connection with certain historical activities and contractual obligations, including those of businesses or properties acquired by us or our subsidiaries. While these environmental remediation and indemnification obligations cannot be predicted with certainty, such obligations have not had, and are not expected to have, a material impact on our capital expenditures, earnings or competitive position.

In addition to the discussion in this section, see also "Item 1A. Risk Factors."

Human Capital

PepsiCo believes that human capital management, including attracting, developing and retaining a high quality workforce, is critical to our long-term success. Our Board of Directors (Board) and its Committees provide oversight on a broad range of human capital management topics, including corporate culture, diversity, equity and inclusion, pay equity, health and safety, training and development and compensation and benefits.

We employed approximately 315,000 people worldwide as of December 31, 2022, including approximately 132,000 people within the United States. We are party to numerous collective bargaining agreements and believe that relations with our employees are generally good.

Protecting the safety, health, and well-being of our associates around the world is PepsiCo's top priority. We strive to achieve an injury-free work environment. We also continue to invest in emerging technologies to protect our employees from injuries, including leveraging fleet telematics and distracted driving technology, resulting in reductions in road traffic incidents, and deploying ergonomic and machine safety risk reduction solutions. In addition, throughout the COVID-19 pandemic, we have remained focused on the health and safety of our associates, especially our frontline associates who continue to make, move and sell our products during this critical time, including by continuing to implement various safety protocols in our facilities, providing personal protective equipment and enabling testing. We are also focused on the safety of our associates in Ukraine and have provided humanitarian aid, goods and services to support our people and communities facing the ongoing deadly conflict.

We believe that our culture of diversity, equity and inclusion is a competitive advantage that fuels innovation, enhances our ability to attract and retain talent and strengthens our reputation. We continually strive to improve the attraction, retention, and advancement of diverse associates to ensure we sustain a high-caliber pipeline of talent that also represents the communities we serve. As of December 31, 2022, our global workforce was approximately 27% female, while management roles were approximately 44% female. As of December 31, 2022, approximately 48% of our U.S. workforce was comprised of racially/ethnically diverse individuals, of which approximately 33% of our U.S. associates in managerial roles were racially/ethnically diverse individuals. The Board has overseen appointments of current direct reports of our Chief Executive Officer, who include 7 executives globally who are racially/ethnically diverse and/or female.

We are also committed to the continued growth and development of our associates. PepsiCo supports and develops its associates through a variety of global training and development programs that build and strengthen employees' leadership and professional skills, including career development plans, mentoring programs and in-house learning opportunities, such as PEP U Degreed, our internal global online learning resource. In 2022, PepsiCo employees completed over 1 million hours of training.

Available Information

We are required to file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission (SEC). The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and amendments to those documents filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (Exchange Act), are also available free of charge on our Internet site at http://www.pepsico.com as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC.

Investors should note that we currently announce material information to our investors and others using filings with the SEC, press releases, public conference calls, webcasts or our corporate website (www.pepsico.com), including news and announcements regarding our financial performance, key personnel, our brands and our business strategy. Information that we post on our corporate website could be deemed material to investors. We encourage investors, the media, our customers, consumers, business partners and others interested in us to review the information we post on these channels. We may from time to time update the list of channels we will use to communicate information that could be deemed material and will post information about any such change on www.pepsico.com. The information on our website is not, and shall not be deemed to be, a part hereof or incorporated into this or any of our other filings with the SEC.

Item 1A. Risk Factors.

The following risks, some of which have occurred and any of which may occur in the future, can have a material adverse effect on our business or financial performance, which in turn can affect the price of our publicly traded securities. These are not the only risks we face. There may be other risks we are not currently aware of or that we currently deem not to be material but that may become material in the future.

Business Risks

Risks associated with the deadly conflict in Ukraine

The deadly conflict in Ukraine has continued to result in worldwide geopolitical and macroeconomic uncertainty and certain of our operations in Ukraine remain suspended. The conflict has resulted and could continue to result in volatile commodity markets, supply chain disruptions, increased risk of cyber incidents or other disruptions to our information systems, reputational risk, heightened risks to employee safety, business disruptions (including labor shortages), significant volatility of the Russian ruble, limitations on access to credit markets and other corporate banking services, including working capital facilities, reduced availability and increased costs for transportation, energy, packaging and raw materials and other input costs, environmental, health and safety risks related to securing and maintaining facilities, additional sanctions, export controls and other legislation or regulations (including restrictions on the transfer of funds to and from Russia). The ongoing conflict could result in the temporary or permanent loss of assets or result in additional impairment charges. We cannot predict how and the extent to which the conflict will continue to affect our employees, operations, customers, consumers or business partners or our ability to achieve certain of our sustainability goals. The conflict has adversely affected and could continue to adversely affect demand for our products and our global business.

Reduction in future demand for our products would adversely affect our business.

Demand for our products depends in part on our ability to innovate and anticipate and effectively respond to shifts in consumer trends and preferences, including the types of products our consumers want and how they browse for, purchase and consume them. Consumer preferences continuously evolve due to a variety of factors, including: changes in consumer demographics, consumption patterns and channel preferences (including continued increases in the e-commerce and online-to-offline channels); pricing; product quality; concerns or perceptions regarding packaging and its environmental impact (such as single-use and other plastic packaging); and concerns or perceptions regarding the nutrition profile and health effects of, or location of origin of, ingredients or substances in our products or packaging, including due to the results of third-party studies (whether or not scientifically valid). Concerns with any of the foregoing could lead consumers to reduce or publicly boycott the purchase or consumption of our products. Pandemics, epidemics or other disease outbreaks, such as COVID-19, have also impacted and could continue to impact consumer preferences and demand for our products. Consumer preferences are also influenced by perception of our brand image or the brand images of our products, the success of our advertising and marketing campaigns, our ability to engage with our consumers in the manner they prefer, including through the use of digital media or assets, and the perception of our use, the use of social media and our response to political and social issues or catastrophic events. These and other factors have reduced in the past and could continue to reduce consumers' willingness to purchase certain of our products. Any inability on our part to anticipate or react to changes in consumer preferences and trends, or make the right strategic investments to do so, including investments in data analytics to understand consumer trends, can lead to reduced demand for our products, lead to inventory write-offs or erode our competitive and financial position, thereby adversely affecting our business. In addition, our business operations, including our supply chain, are subject to disruption by natural disasters, pandemics, epidemics or other events beyond our control that could negatively impact product availability and decrease demand for our products if our crisis management plans do not effectively mitigate these issues.

Damage to our reputation or brand image can adversely affect our business.

Maintaining a positive reputation globally is critical to selling our products. Our reputation or brand image has in the past been, and could in the future be, adversely impacted by a variety of factors, including: any failure by us or our business partners to maintain high ethical, business and environmental, social and governance practices, including with respect to human rights, child labor laws, diversity, equity and inclusion, workplace conditions and employee health and safety; any failure, or perception of a failure, to achieve our environmental, social and governance goals, including with respect to the nutrition profile of our products, diversity, equity and inclusion initiatives, packaging, water use and our impact on the environment; any failure to address health or other concerns about our products, products we distribute (including alcoholic beverages), or particular ingredients in our products, including concerns regarding whether certain of our products contribute to obesity or an increase in public health costs; our research and development efforts; any product quality or safety issues, including the recall of any of our products; any failure to comply with laws and regulations; consumer perception of our advertising campaigns, sponsorship arrangements, marketing programs, use of social media and our response to political and social issues or catastrophic events; or any failure to effectively respond to negative or inaccurate comments about us on social media or otherwise regarding any of the foregoing. Damage to our reputation or brand image has in the past and could in the future decrease demand for our products, thereby adversely affecting our business.

Product recalls or other issues or concerns with respect to product quality and safety can adversely affect our business.

We have and could in the future recall products due to product quality or safety issues, including actual or alleged mislabeling, misbranding, spoilage, undeclared allergens, adulteration or contamination. Joint ventures in which we have an interest have also recalled, and could in the future recall, products for the same or other reasons. Product recalls have in the past and could in the future adversely affect our business by resulting in losses due to their cost, the destruction of product inventory or lost sales due to any unavailability of the product for a period of time. In addition, product quality or safety issues, whether as a result of failure to comply with food safety laws or otherwise, have in the past and could in the future also reduce consumer confidence and demand for our products, cause production and delivery disruptions, and result in increased costs (including payment of fines and/or judgments) and damage our reputation (or the reputation of joint ventures in which we have an interest), particularly as we or our joint ventures continue to expand into new categories, such as the distribution of alcoholic beverages, all of which can adversely affect our business. Failure to maintain adequate oversight over product quality or safety can result in product recalls, litigation, government investigations or inquiries or civil or criminal proceedings, all of which may result in fines, penalties, damages or criminal liability. Our business can also be adversely affected if consumers lose confidence in product quality, safety and integrity generally, even if such loss of confidence is unrelated to products in our portfolio.

Any inability to compete effectively can adversely affect our business.

Our products compete against products of international beverage and convenient food companies that, like us, operate in multiple geographies, as well as regional, local and private label and economy brand manufacturers and other competitors, including smaller companies developing and selling micro brands directly to consumers through e-commerce platforms or through retailers focused on locally sourced products. In many countries in which our products are sold, including the United States, The Coca-Cola Company is our primary beverage competitor. Our products compete primarily on the basis of brand recognition and loyalty, taste, price, value, quality, product variety, innovation, distribution, advertising, marketing and promotional activity, packaging, convenience, service and the ability to anticipate and effectively respond to consumer preferences and trends. Our business can be adversely affected if we are unable to effectively promote or develop our existing products or introduce and effectively market new products, if we are unable to effectively adopt new technologies, including artificial intelligence and data analytics to develop new commercial insights and improve operating efficiencies, if we are unable to continuously strengthen and evolve our capabilities in digital marketing, if our competitors spend more aggressively than we do or if we are otherwise unable to effectively respond to supply disruptions, pricing pressure (including as a result of commodity inflation) or otherwise compete effectively, and we may be unable to grow or maintain sales or category share or we may need to increase capital, marketing or other expenditures.

Failure to attract, develop and maintain a highly skilled and diverse workforce or effectively manage changes in our workforce can have an adverse effect on our business.

Our business requires that we attract, develop and maintain a highly skilled and diverse workforce. Our employees are highly sought after by our competitors and other companies and our continued ability to compete effectively depends on our ability to attract, retain, develop and motivate highly skilled personnel for all areas of our organization. Our ability to do so has been and may continue to be impacted by challenges in the labor market, which has experienced and may continue to experience wage inflation, labor shortages, increased employee turnover, changes in availability of our workforce and a shift toward remote work. Any unplanned turnover, sustained labor shortage or unsuccessful implementation of our succession plans to backfill current leadership positions, including the Chief Executive Officer, or failure to attract, develop and maintain a highly skilled and diverse workforce, including with key capabilities such as e-commerce and digital marketing and data analytic skills, can deplete our institutional knowledge base, erode our competitive advantage or result in increased costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. In addition, failure to attract, retain and develop associates from underrepresented communities can damage our business results and our reputation. Any of the foregoing can adversely affect our business.

Water scarcity can adversely affect our business.

We and our business partners use water in the manufacturing of our products. Water is also essential to the production of the raw materials needed in our manufacturing process. Lack of available water of acceptable quality, actions by governmental and non-governmental organizations, investors, customers and consumers on water scarcity and increasing pressure to conserve and replenish water in areas of scarcity and stress, including due to the effects of climate change, can lead to: supply chain disruption; adverse effects on our operations or the operations of our business partners; higher compliance costs; increased capital expenditures (including investments in the development of technologies to enhance water efficiency and reduce consumption); higher production costs, including less favorable pricing for water; the interruption or cessation of operations at, or relocation of, our facilities or the facilities of our business partners; failure to achieve our goals relating to water use; perception of our failure to act responsibly with respect to water use or to effectively respond to legal or regulatory requirements concerning water scarcity; or damage to our reputation, any of which can adversely affect our business.

Changes in the retail landscape or in sales to any key customer can adversely affect our business.

The retail landscape continues to evolve, including continued growth in e-commerce channels and hard discounters. Our business will be adversely affected if we are unable to maintain and develop successful relationships with e-commerce retailers and hard discounters, while also maintaining relationships with our key customers operating in traditional retail channels (many of whom are also focused on increasing their e-commerce sales). Our business can be adversely affected if e-commerce channels and hard discounters take significant additional market share away from traditional retailers or we fail to find ways to create increasingly better digital tools and capabilities for our retail customers to enable them to grow their businesses. In addition, our business can be adversely affected if we are unable to profitably expand our own direct-to-consumer e-commerce capabilities. The retail industry is also impacted by increased consolidation of ownership and purchasing power, particularly in North America, Europe and Latin America, resulting in large retailers or buying groups with increased purchasing power, impacting our ability to compete in these areas. Consolidation also adversely impacts our smaller customers' ability to compete effectively, resulting in an inability on their part to pay for our products or reduced or canceled orders of our products. Further, we must maintain mutually beneficial relationships with our key customers, including Walmart, to compete effectively. Any inability to resolve a significant dispute with any of our key customers, a change in the business condition (financial or otherwise) of any of our key customers, even if unrelated to us, a significant reduction in sales to any key customer, or the loss of any of our key customers can adversely affect our business.

Disruption of our manufacturing operations or supply chain, including continued increased commodity, packaging, transportation, labor and other input costs, can adversely affect our business.

We have experienced and could continue to experience disruption in our manufacturing operations and supply chain. Many of the raw materials and supplies used in the production of our products are sourced from countries experiencing civil unrest, political instability or unfavorable economic conditions. Some raw materials and supplies, including packaging materials, are available only from a limited number of suppliers or from a sole supplier or are in short supply when seasonal demand is at its peak. There can be no assurance that we will be able to maintain favorable arrangements and relationships with suppliers or that our contingency plans will be effective to mitigate disruptions that may arise from shortages or discontinuation of any raw materials and other supplies that we use in the manufacture, production and distribution of our products or from operational or financial instability of our key suppliers. Any sustained or significant disruption in the future to the manufacturing or sourcing of products or materials could increase our costs and interrupt product supply, which can adversely impact our business.

The raw materials and other supplies, including agricultural commodities, fuel and packaging materials, such as recycled PET, transportation, labor and other supply chain inputs that we use for the manufacturing, production and distribution of our products are subject to price volatility and fluctuations in availability caused by many factors, including changes in supply and demand, supplier capacity constraints, inflation, weather conditions (including potential effects of climate change), fire, natural disasters, disease or pests (including the impact of greening disease on the citrus industry), agricultural uncertainty, health epidemics or pandemics or other contagious outbreaks (including COVID-19), labor shortages or changes in availability of our or our business partners' workforce (including the lack of availability of truck drivers or as a result of COVID-19), strikes or work stoppages (including by railway workers or other third parties involved in the manufacture, production and distribution of our products), governmental incentives and controls (including import/export restrictions, such as new or increased tariffs, sanctions, quotas or trade barriers), port congestions or delays, transport capacity constraints, cybersecurity incidents or other disruptions, loss or impairment of key manufacturing sites, political uncertainties, acts of terrorism, governmental instability or currency exchange rates. Many of our raw materials and supplies are purchased in the open market and the prices we pay for such items are subject to fluctuation. We experienced higher than anticipated commodity, packaging and transportation costs during 2022, which may continue. When input prices increase unexpectedly or significantly, we may be unwilling or unable to increase our product prices or unable to effectively hedge against price increases to offset these increased costs without suffering reduced volume, revenue, margins and operating results.

Political and social conditions can adversely affect our business.

Political and social conditions in the markets in which our products are sold have been and could continue to be difficult to predict, resulting in adverse effects on our business. The results of elections, referendums or other political conditions (including government shutdowns or hostilities between countries) in these markets have in the past and could continue to impact how existing laws, regulations and government programs or policies are implemented or result in uncertainty as to how such laws, regulations, programs or policies may change, including with respect to tariffs, sanctions, environmental and climate change regulations, taxes, benefit programs, the movement of goods, services and people between countries, relationships between countries, customer or consumer perception of a particular country or its government and other matters, and has resulted in and could continue to result in exchange rate fluctuation, volatility in global stock markets and global economic uncertainty or adversely affect demand for our products, any of which can adversely affect our business. In addition, political and social conditions in certain cities throughout the U.S. as well as globally have resulted in demonstrations and protests, including in connection with political elections and civil rights and liberties. Our operations or the operations of our business partners, including the distribution of our products and the ingredients or other raw materials used in the production of our products, may be disrupted if such events persist for a prolonged period of time, including due to actions taken by governmental authorities in affected cities and regions, which can adversely affect our business.

Our business can be adversely affected if we are unable to grow in developing and emerging markets.

Our success depends in part on our ability to grow our business in developing and emerging markets, including Mexico, the Middle East, China, South Africa, Brazil and India. There can be no assurance that our products will be accepted or be successful in any particular developing or emerging market, due to competition, price, cultural differences, consumer preferences, method of distribution or otherwise. Our business in these markets has been and could continue in the future to be impacted by economic, political and social conditions; acts of war, terrorist acts, and civil unrest, including demonstrations and protests; competition; tariffs, sanctions or other regulations restricting contact with certain countries in these markets; foreign ownership restrictions; nationalization of our assets or the assets of our business partners; government-mandated closure, or threatened closure, of our operations or the operations of our business partners; restrictions on the import or export of our products or ingredients or substances used in our products; highly inflationary economies; devaluation or fluctuation or demonetization of currency; regulations on the transfer of funds to and from foreign countries, currency controls or other currency exchange restrictions, which result in significant cash balances in foreign countries, from time to time, or can significantly affect our ability to effectively manage our operations in certain of these markets and can result in the deconsolidation of such businesses; the lack of well-established or reliable legal systems; increased costs of doing business due to compliance with complex foreign and U.S. laws and regulations that apply to our international operations, including the Foreign Corrupt Practices Act, the U.K. Bribery Act and the Trade Sanctions Reform and Export Enhancement Act; and adverse consequences, such as the assessment of fines or penalties, for any failure to comply with laws and regulations. Our business can be adversely affected if we are unable to expand our business in developing and emerging markets, effectively operate, or manage the risks associated with operating, in these markets, or achieve the return on capital we expect from our investments in these markets.

Changes in economic conditions can adversely impact our business.

Many of the jurisdictions in which our products are sold have experienced and could continue to experience uncertain or unfavorable economic conditions, such as high inflation and adverse changes in interest rates, tax laws or tax rates, which could result in recessions or economic slowdowns; volatile commodity markets; labor shortages; highly inflationary economies, devaluation, fluctuation or demonetization of currency; contraction in the availability of credit; austerity or stimulus measures; the effects of any default by or deterioration in the creditworthiness of the countries in which our products are sold; or a decrease in the fair value of pension or post-retirement assets that could increase future employee benefit costs and/or funding requirements of our pension or post-retirement plans. In addition, we cannot predict how current or future economic conditions will affect our business partners, including financial institutions with whom we do business, and any negative impact on any of the foregoing may also have an adverse impact on our business.

Future cyber incidents and other disruptions to our information systems can adversely affect our business.

We depend on information systems and technology, including public websites and cloud-based services, for many activities important to our business, including communications within our company, interfacing with customers and consumers; ordering and managing inventory; managing and operating our facilities; protecting confidential information, including personal data we collect; maintaining accurate financial records and complying with regulatory, financial reporting, legal and tax requirements. Our business has in the past and could in the future be negatively affected by system shutdowns, degraded systems performance, systems disruptions or security incidents. These disruptions or incidents may be caused by cyberattacks and other cyber incidents, network or power outages, software, equipment or telecommunications failures, the unintentional or malicious actions of employees or contractors, natural disasters, fires or other catastrophic events. In addition, the increase in certain of our employees working remotely has resulted in increased demand on our information technology infrastructure, which can be subject to failure, disruption or unavailability, and increased vulnerability to cyberattacks and other cyber incidents. Cyberattacks and other cyber incidents are occurring more frequently, the techniques used to gain access to information technology systems and data, disable or degrade service or sabotage systems are constantly evolving and becoming more sophisticated in nature and are being carried out by groups and individuals with a wide range of expertise and motives. Cyberattacks and cyber incidents may be difficult to detect for periods of time and take many forms including cyber extortion, denial of service, social engineering, introduction of viruses or malware (such as ransomware), exploiting vulnerabilities in hardware, software or other infrastructure, hacking, website defacement or theft of passwords and other credentials, unauthorized use of computing resources for digital currency mining and business email compromise. As with other global companies, we are regularly subject to cyberattacks and other cyber incidents, including the types of attacks and incidents described above. If we do not allocate and effectively manage the resources necessary to continue building and maintaining our information technology infrastructure, or if we fail to timely identify or appropriately respond to cyberattacks or other cyber incidents, our business has been and can continue to be adversely affected, which has resulted in and can continue to result in some or all of the following: transaction errors, processing inefficiencies, inability to access our data or systems, lost revenues or other costs resulting from disruptions or shutdowns of offices, plants, warehouses, distribution centers or other facilities, intellectual property or other data loss, litigation, claims, legal or regulatory proceedings, inquiries or investigations, fines or penalties, remediation costs, damage to our reputation or a negative impact on employee morale and the loss of current or potential customers. In addition, these risks also exist in acquired businesses, joint ventures or companies we invest in or partner with that use separate information systems or that have not yet been fully integrated into our information systems.

Similar risks exist with respect to our business partners and third-party providers, including suppliers, software and cloud-based service providers, that we rely upon for aspects of our information technology support services and administrative functions, including payroll processing, health and benefit plan administration and certain finance and accounting functions, and the systems managed, hosted, provided and/or used by such third parties and their vendors. For example, malicious actors have employed and could continue to employ the information technology supply chain to introduce malware through software updates or compromised supplier accounts or hardware. The need to coordinate with various third-party service providers, including with respect to timely notification and access to personnel and information concerning an incident, may complicate our efforts to address issues that arise. As a result, we are subject to the risk that the activities associated with our third-party service providers can adversely affect our business even if the attack or breach does not directly impact our systems or information.

Although the cyber incidents and other systems disruptions that we have experienced to date have not had a material effect on our business, such incidents or disruptions could have a material adverse effect on us in the future. While we devote significant resources to network security, disaster recovery, employee training and other measures to secure our information technology systems and prevent unauthorized access to or loss of data, there are no guarantees that they will be adequate to safeguard against all cyber incidents, systems disruptions, system compromises or misuses of data. In addition, while we currently maintain insurance coverage that, subject to its terms and conditions, is intended to address costs associated with certain aspects of cyber incidents and information systems failures, this insurance coverage may not, depending on the specific facts and circumstances surrounding an incident, cover all losses or all types of claims that arise from an incident, or the damage to our reputation or brands that may result from an incident.

Failure to successfully complete or manage strategic transactions can adversely affect our business.

We regularly review our portfolio of businesses and evaluate potential acquisitions, joint ventures, distribution agreements, divestitures, refranchisings and other strategic transactions. The success of these transactions is dependent upon, among other things, our ability to realize the full extent of the expected returns, benefits, cost savings or synergies as a result of a transaction, within the anticipated time frame, or at all; and receipt of necessary consents, clearances and approvals. Risks associated with strategic transactions include integrating manufacturing, distribution, sales, accounting, financial reporting and administrative support activities and information technology systems with our company or difficulties separating such personnel, activities and systems in connection with divestitures; operating through new business models or in new categories or territories; motivating, recruiting and retaining executives and key employees; conforming controls (including internal control over financial reporting, disclosure controls and procedures and data protection and cybersecurity) and policies (including with respect to environmental compliance, health and safety compliance and compliance with anti-bribery laws); retaining existing customers and consumers and attracting new customers and consumers; managing tax costs or inefficiencies; maintaining good relations with divested or refranchised businesses in our supply or sales chain; inability to offset loss of revenue associated with divested brands or businesses; managing the impact of business decisions or other actions or omissions of our joint venture partners that may have different interests than we do; and other unanticipated problems or liabilities, such as contingent liabilities and litigation. Strategic transactions that are not successfully completed or managed effectively, or our failure to effectively manage the risks associated with such transactions, have in the past and could continue to result in adverse effects on our business.

Our reliance on third-party service providers and enterprise-wide systems can have an adverse effect on our business.

We rely on third-party service providers, including cloud data service providers, for certain areas of our business, including payroll processing, health and benefit plan administration and certain finance and accounting functions. Failure by these third parties to meet their contractual, regulatory and other obligations to us, or our failure to adequately monitor their performance, has in the past and could continue to result in our inability to achieve the expected cost savings or efficiencies and result in additional costs to correct errors made by such service providers. Depending on the function involved, such errors can also lead to business disruption, systems performance degradation, processing inefficiencies or other systems disruptions, the loss of or damage to intellectual property or sensitive data through security breaches or otherwise, incorrect or adverse effects on financial reporting, litigation, claims, legal or regulatory proceedings, inquiries or investigations, fines or penalties, remediation costs, damage to our reputation or have a negative impact on employee morale, all of which can adversely affect our business.

In addition, we continue on our multi-year phased business transformation initiative to migrate certain of our systems, including our financial processing systems, to enterprise-wide systems solutions and have begun to roll out these systems in certain countries and divisions. We have experienced and could continue to experience systems outages and operating inefficiencies following these planned implementations. In addition, if we do not allocate and effectively manage the resources necessary to build and sustain the proper information technology infrastructure, or if we fail to achieve the expected benefits from this initiative, our business could be adversely affected.

Climate change or measures to address climate change can negatively affect our business or damage our reputation.

Climate change may increase the frequency or severity of natural disasters and other extreme weather conditions (including rising temperatures and drought), which could pose physical risks to our facilities, impair our production capabilities, disrupt our supply chain or impact demand for our products. Climate change may also have a negative effect on agricultural production resulting in decreased availability or less favorable pricing for certain commodities that are necessary for our products, such as potatoes, sugar cane, corn, wheat, rice, oats, oranges and other commodities. Also, there is an increased focus in many jurisdictions in which our products are made, manufactured, distributed or sold regarding environmental policies relating to climate change, regulating greenhouse gas emissions, energy policies and sustainability, including single-use plastics. This increased focus may result in new or increased legal and regulatory requirements, such as potential carbon pricing programs or revised product labeling requirements or other regulatory measures, which could, along with initiatives to meet our sustainability goals, continue to result in significant increased costs and require additional investments in facilities and equipment. As a result, the effects of climate change can negatively affect our business and operations. In addition, any failure to achieve or properly report on our goals with respect to reducing our impact on the environment or perception of a failure to act responsibly with respect to the environment or to effectively respond to regulatory requirements concerning climate change can lead to adverse publicity, which could result in reduced demand for our products, damage to our reputation or increase the risk of litigation. Any of the foregoing can adversely affect our business.

Strikes or work stoppages can cause our business to suffer.

Many of our employees and employees of third parties that are involved in the manufacturing, production or distribution of our products are covered by collective bargaining agreements, and other employees may seek to be covered by collective bargaining agreements. Strikes or work stoppages or other business interruptions have occurred and may occur in the future if we or the third parties that are involved in the manufacturing, production and distribution of our products are unable to renew, or enter into new, collective bargaining agreements on satisfactory terms and can impair manufacturing and distribution of our products, interrupt product supply, lead to a loss of sales, increase our costs or otherwise affect our ability to fully implement future operational changes to enhance our efficiency or to adapt to changing business needs or strategy, all of which can adversely affect our business.

<u>Financial Risks</u>

Failure to realize benefits from our productivity initiatives can adversely affect our financial performance.

Our future growth depends, in part, on our ability to continue to reduce costs and improve efficiencies, including our multi-year phased implementation of shared business service organizational models. We continue to identify and implement productivity initiatives that we believe will position our business for long-term sustainable growth by allowing us to achieve a lower cost structure, improve decision-making and operate more efficiently. Some of these measures result in unintended consequences, such as business disruptions, distraction of management and employees, reduced morale and productivity, unexpected employee attrition, an inability to attract or retain key personnel and negative publicity. If we are unable to successfully implement our productivity initiatives as planned or do not achieve expected savings as a result of these initiatives, we may not realize all or any of the anticipated benefits, resulting in adverse effects on our financial performance.

A deterioration in our estimates and underlying assumptions regarding the future performance of our business can result in an impairment charge that can adversely affect our results of operations.

We conduct impairment tests on our goodwill and other indefinite-lived intangible assets annually or more frequently if circumstances indicate that impairment may have occurred. In addition, amortizable intangible assets, property, plant and equipment and other long-lived assets are evaluated for impairment upon a significant change in the operating or macroeconomic environment. A deterioration in our underlying assumptions regarding the impact of competitive operating conditions, macroeconomic conditions, including the interest rate environment, or other factors used to estimate the future performance of any of our reporting units or assets, including any deterioration in the weighted-average cost of capital based on market data available at the time, have resulted and could in the future result in an impairment charge, thereby adversely affecting our results of operations.

Fluctuations in exchange rates impact our financial performance.

Because our consolidated financial statements are presented in U.S. dollars, the financial statements of our subsidiaries outside the United States, where the functional currency is other than the U.S. dollar, are translated into U.S. dollars. Given our global operations, we also pay for the ingredients, raw materials and commodities used in our business in numerous currencies. Fluctuations in exchange rates, including as a result of inflation, central bank monetary policies, currency controls or other currency exchange restrictions have had, and could continue to have, an adverse impact on our financial performance.

Our borrowing costs and access to capital and credit markets can be adversely affected by a downgrade or potential downgrade of our credit ratings.

Rating agencies routinely evaluate us and their ratings are based on a number of factors, including our cash generating capability, levels of indebtedness, policies with respect to shareholder distributions and our financial strength generally, as well as factors beyond our control, such as the state of the economy and our industry. We expect to maintain Tier 1 commercial paper access, which we believe will facilitate appropriate financial flexibility and ready access to global credit markets at favorable interest rates. Any downgrade or announcement that we are under review for a potential downgrade of our credit ratings, especially any downgrade to below investment grade, can increase our future borrowing costs, impair our ability to access capital and credit markets on terms commercially acceptable to us or at all, result in a reduction in our liquidity, or impair our ability to access the commercial paper market with the same flexibility that we have experienced historically (and therefore require us to rely more heavily on more expensive types of debt financing), all of which can adversely affect our financial performance.

Legal, Tax and Regulatory Risks

Taxes aimed at our products can adversely affect our business or financial performance.

Certain jurisdictions in which our products are sold have either imposed, or are considering imposing, new or increased taxes on the manufacture, distribution or sale of certain of our products, particularly our beverages, as a result of ingredients contained in our products. These taxes vary in scope and form: some apply to all beverages, including non-caloric beverages, while others apply only to beverages with a caloric sweetener (e.g., sugar). Similarly, some measures apply a single tax rate per ounce/liter on beverages containing over a certain amount of added sugar (or other sweetener), some apply a graduated tax rate depending upon the amount of added sugar (or other sweetener) in the beverage and others apply a flat tax rate on beverages containing any amount of added sugar (or other sweetener). For example, Italy enacted a flat tax on all beverages, including zero calorie beverages, effective January 1, 2023, at a rate of EUR 10 cent (0.11 U.S. dollars) per liter. These tax measures, whatever their scope or form, have in the past and could continue to increase the cost of certain of our products, reduce overall consumption of our products or lead to negative publicity, resulting in an adverse effect on our business and financial performance.

Limitations on the marketing or sale of our products can adversely affect our business and financial performance.

Certain jurisdictions in which our products are sold have either imposed, or are considering imposing, limitations on the marketing or sale of our products as a result of ingredients or substances in our products. These limitations require that we highlight perceived concerns about a product, warn consumers to avoid consumption of certain ingredients or substances present in our products, restrict the age of consumers to whom products are marketed or sold or limit the location in which our products may be available. For example, Brazil and Canada enacted warning labeling requirements in 2022 to indicate whether a particular pre-packaged food or beverage product is considered to be high in sugar, sodium or saturated fat. Certain jurisdictions have imposed or are considering imposing color-coded labeling requirements where colors such as red, yellow and green are used to indicate various levels of a particular ingredient, such as sugar, sodium or saturated fat, in products. The imposition or proposed imposition of additional limitations on the marketing or sale of our products has in the past and could continue to reduce overall consumption of our products, lead to negative publicity or leave consumers with the perception that our products do not meet their health and wellness needs, resulting in an adverse effect on our business and financial performance.

Laws and regulations related to the use or disposal of plastics or other packaging materials can adversely affect our business and financial performance.

We rely on diverse packaging solutions to safely deliver products to our customers and consumers. Certain of our products are sold in packaging designed to be recyclable, commercially compostable, biodegradable or reusable. However, not all packaging is recovered, whether due to lack of infrastructure or otherwise, and certain of our packaging is not currently recyclable, commercially compostable, biodegradable or reusable. Packaging waste not properly disposed of that displays one or more of our brands has in the past resulted in and could continue to result in negative publicity, litigation, government action or reduced consumer demand for our products, adversely affecting our financial performance. Many jurisdictions in which our products are sold have imposed or are considering imposing laws, regulations or policies intended to encourage the use of sustainable packaging, waste reduction or increased recycling rates or to restrict the sale of products utilizing certain packaging. These laws, regulations and policies vary in form and scope and include extended producer responsibility policies, plastic or packaging taxes, restrictions on certain products and materials, requirements for bottle caps to be tethered to bottles, restrictions or bans on the use of certain types of packaging, including single-use plastics and packaging containing PFAS, restrictions on labeling related to recyclability and requirements to charge deposit fees. For example, the European Union, Peru and certain states in the United States, among other jurisdictions, have imposed a minimum recycled content requirement for beverage bottle packaging and similar legislation is under consideration in other jurisdictions. These laws and regulations have in the past and could continue to increase the cost of our products, impact demand for our products, result in negative publicity and require us and our business partners, including our independent bottlers, to increase capital expenditures to invest in reducing the amount of virgin plastic or other materials used in our packaging, to develop alternative packaging or to revise product labeling, all of which can adversely affect our business and financial performance.

Failure to comply with personal data protection and privacy laws can adversely affect our business.

We are subject to a variety of continuously evolving and developing laws and regulations in numerous jurisdictions regarding personal data protection and privacy laws. These laws and regulations may be interpreted and applied differently from country to country or, within the United States, from state to state, and can create inconsistent or conflicting requirements. Our efforts to comply with these laws and regulations, including the California Consumer Privacy Act, which was significantly modified by the California Privacy Rights Act, as well as new comprehensive privacy legislation passed in Virginia, Colorado, Utah and Connecticut, as well as the European Union's General Data Protection Regulation and China's Personal Information Protection Act, impose significant costs and challenges that are likely to continue to increase over time, particularly as additional jurisdictions continue to adopt similar regulations. Failure to comply with these laws and regulations or to otherwise protect personal data from unauthorized access, use or other processing, have in the past and could in the future result in litigation, claims, legal or regulatory proceedings, inquiries or investigations, damage to our reputation, fines or penalties, all of which can adversely affect our business.

Increases in income tax rates, changes in income tax laws or disagreements with tax authorities can adversely affect our financial performance.

Increases in income tax rates or other changes in tax laws, including changes in how existing tax laws are interpreted or enforced, can adversely affect our financial performance. For example, economic and political conditions in countries where we are subject to taxes, including the United States, have in the past and could continue to result in significant changes in tax legislation or regulation. For example, numerous countries have agreed to a statement in support of the Organization for Economic Co-operation and Development model rules that propose a partial global profit reallocation and a global minimum tax rate of 15% and European Union member states have recently agreed to implement the global minimum tax. There can be no assurance that other individual countries will adopt these changes, or that once adopted by any country, that these changes will not have adverse effects on our financial performance. This increasingly complex global tax environment has in the past and could continue to increase tax uncertainty, resulting in higher compliance costs and adverse effects on our financial performance. We are also subject to regular reviews, examinations and audits by numerous taxing authorities with respect to income and non-income based taxes. Economic and political pressures to increase tax revenues in jurisdictions in which we operate, or the adoption of new or reformed tax legislation or regulation, has made and could continue to make resolving tax disputes more difficult and the final resolution of tax audits and any related litigation can differ from our historical provisions and accruals, resulting in an adverse effect on our financial performance.

If we are unable to adequately protect our intellectual property rights, or if we are found to infringe on the intellectual property rights of others, our business can be adversely affected.

We possess intellectual property rights that are important to our business, including ingredient formulas, trademarks, copyrights, patents, business processes and other trade secrets. The laws of various jurisdictions in which we operate have differing levels of protection of intellectual property. Our competitive position and the value of our products and brands can be reduced and our business adversely affected if we fail to obtain or adequately protect our intellectual property, including our ingredient formulas, or if there is a change in law that limits or removes the current legal protections afforded our intellectual property. Also, in the course of developing new products or improving the quality of existing products, we have in the past been alleged to have infringed, and could in the future infringe or be alleged to infringe, on the intellectual property rights of others. Such infringement or allegations of infringement could result in expensive litigation and damages, damage to our reputation, disruption to our operations, injunctions against development, manufacturing, use and/or sale of certain products, inventory write-offs or other limitations on our ability to introduce new products or improve the quality of existing products, resulting in an adverse effect on our business.

Failure to comply with laws and regulations applicable to our business can adversely affect our business.

The conduct of our business is subject to numerous laws and regulations relating to the production, storage, distribution, sale, display, advertising, marketing, labeling, content (including whether a product contains genetically engineered ingredients), quality, safety, transportation, traceability, sourcing (including pesticide use), packaging, disposal, recycling and use of our products or raw materials, employment and occupational health and safety, environmental, social and governance matters and reporting (including climate change) and data privacy and protection. In addition, in many jurisdictions, compliance with competition and antitrust laws is of special importance to us due to our competitive position, as is compliance with anti-corruption laws. The imposition of new laws, changes in laws or regulatory requirements or changing interpretations thereof, changes in the enforcement priorities of regulators, and differing or competing regulations and standards across the markets where our products or raw materials are made, manufactured, distributed or sold, have in the past and could continue to result in higher compliance costs, capital expenditures and higher production costs, or make it necessary for us to reformulate certain of our products, resulting in adverse effects on our business. For example, increasing governmental and societal attention to environmental, social and governance matters has resulted and could continue to result in new laws or regulatory requirements, including expanded disclosure requirements that are expected to continue to expand the nature, scope and complexity of matters on which we are required to report. In addition, the entry into new markets or categories, including our recent entry into the alcoholic beverage industry as a distributor, has resulted in and could continue to result in our business being subject to additional regulations resulting in higher compliance costs. If one jurisdiction imposes or proposes to impose new laws or regulations that impact the manufacture, distribution or sale of our products, other jurisdictions may follow. Failure to comply with such laws or regulations (or allegations thereof) can subject us to criminal or civil investigations or enforcement actions, including voluntary and involuntary document requests, fines, injunctions, product recalls, penalties, disgorgement of profits or activity restrictions, all of which can adversely affect our business. In addition, the results of third-party studies (whether or not scientifically valid) purporting to assess the health implications of consumption of certain ingredients or substances present in certain of our products or packaging materials have resulted in and could continue to result in our being subject to new taxes and regulations or lawsuits that can adversely affect our business.

Potential liabilities and costs from litigation, claims, legal or regulatory proceedings, inquiries or investigations can have an adverse impact on our business.

We and our subsidiaries are party to a variety of litigation, claims, legal or regulatory proceedings, inquiries and investigations, including but not limited to matters related to our advertising, marketing or commercial practices, product labels, claims and ingredients, personal injury and property damage, intellectual property rights, privacy, employment, tax and insurance matters, environmental, social and governance matters and matters relating to our compliance with applicable laws and regulations. These matters are inherently uncertain and there is no guarantee that we will be successful in defending ourselves or that our assessment of the materiality of these matters and the likely outcome or potential losses and established reserves will be consistent with the ultimate outcome of such matters. Responding to these matters, even those that are ultimately non-meritorious, requires us to incur significant expense and devote significant resources, and may generate adverse publicity that damages our reputation or brand image. Any of the foregoing can adversely affect our business.

Item 1B. Unresolved Staff Comments.

We have received no written comments regarding our periodic or current reports from the staff of the SEC that were issued 180 days or more preceding the end of our 2022 year and that remain unresolved.

Item 2. Properties.

Our principal executive office located in Purchase, New York and our facilities located in Plano, Texas, all of which we own, are our most significant corporate properties.

In connection with making, marketing, distributing and selling our products, each division utilizes manufacturing, processing, bottling and production plants, warehouses, distribution centers, storage facilities, offices, including division headquarters, research and development facilities and other facilities, all of which are either owned or leased.

Significant properties by division are as follows:

	Property Type	Location	Owned/ Leased
FLNA	Research and development facility	Plano, Texas	Owned
QFNA	Convenient food plant	Cedar Rapids, Iowa	Owned
PBNA	Research and development facility	Valhalla, New York	Owned
PBNA	Concentrate plant	Arlington, Texas	Owned
LatAm	Convenient food plant	Celaya, Mexico	Owned
LatAm	Two convenient food plants	Vallejo, Mexico	Owned
Europe	Convenient food plant	Leicester, United Kingdom	Leased
Europe	Convenient food plant	Kashira, Russia	Owned
Europe	Manufacturing plant	Lehavim, Israel	Owned
Europe	Dairy plant	Moscow, Russia	Owned [(a)]
AMESA	Convenient food plant	Riyadh, Saudi Arabia	Owned [(a)]
APAC	Convenient food plant	Wuhan, China	Owned [(a)]
FLNA, QFNA, PBNA	Shared service center	Winston Salem, North Carolina	Leased
PBNA, LatAm	Concentrate plant	Colonia, Uruguay	Owned [(a)]
PBNA, Europe, AMESA	Two concentrate plants	Cork, Ireland	Owned
PBNA, AMESA, APAC	Concentrate plant	Singapore	Owned [(a)]
All divisions	Shared service center	Hyderabad, India	Leased

(a)   The land on which these properties are located is leased.

Most of our plants are owned or leased on a long-term basis. In addition to company-owned or leased properties described above, we also utilize a highly distributed network of plants, warehouses and distribution centers that are owned or leased by our contract manufacturers, co-packers, strategic alliances or joint ventures in which we have an equity interest. We believe that our properties generally are in good operating condition and, taken as a whole, are suitable, adequate and of sufficient capacity for our current operations.

Item 3. Legal Proceedings.

We and our subsidiaries are party to a variety of litigation, claims, legal or regulatory proceedings, inquiries and investigations. While the results of such litigation, claims, legal or regulatory proceedings, inquiries and investigations cannot be predicted with certainty, management believes that the final outcome of the foregoing will not have a material adverse effect on our financial condition, results of operations or cash flows. See also "Item 1. Business – Regulatory Matters" and "Item 1A. Risk Factors."

Item 4. Mine Safety Disclosures.

Not applicable.

Information About Our Executive Officers

The following is a list of names, ages and backgrounds of our current executive officers:

Name	Age	Title
David J. Flavell	51	Executive Vice President, General Counsel and Corporate Secretary, PepsiCo
Marie T. Gallagher	63	Senior Vice President and Controller, PepsiCo
Hugh F. Johnston	61	Vice Chairman, PepsiCo; Executive Vice President and Chief Financial Officer, PepsiCo
Ram Krishnan	52	Chief Executive Officer, International Beverages and Chief Commercial Officer
Ramon L. Laguarta	59	Chairman of the Board of Directors and Chief Executive Officer, PepsiCo
Silviu Popovici	55	Chief Executive Officer, Europe
Paula Santilli	58	Chief Executive Officer, Latin America
Ronald Schellekens	58	Executive Vice President and Chief Human Resources Officer, PepsiCo
Kirk Tanner	54	Chief Executive Officer, PepsiCo Beverages North America
Eugene Willemsen	55	Chief Executive Officer, Africa, Middle East, South Asia
Steven Williams	57	Chief Executive Officer, PepsiCo Foods North America

David J. Flavell has served as Executive Vice President, General Counsel and Corporate Secretary, PepsiCo since 2021. Mr. Flavell previously held a number of leadership roles at PepsiCo, including as Senior Vice President, Deputy General Counsel and Chief Compliance & Ethics Officer for PepsiCo from 2019 to 2021, as Senior Vice President, Deputy General Counsel & Managing Attorney from 2018 to 2019, as Senior Vice President, Deputy General Counsel & General Counsel, International and Global Groups from 2017 to 2018, as Senior Vice President, Deputy General Counsel & General Counsel, Latin America and Frito-Lay North America from 2016 to 2017, as Senior Vice President, General Counsel, Latin America and Frito-Lay North America from 2015 to 2016, and as Senior Vice President, General Counsel, Asia, Middle East and Africa from 2011 to 2015. Before joining PepsiCo in 2011, Mr. Flavell was general counsel for Danone S.A.'s Asia Pacific and Middle East business. Prior to that, Mr. Flavell served as senior legal counsel at Fonterra Co-operative Group Limited and was a partner at Corrs Chambers Westgarth.

Marie T. Gallagher was appointed PepsiCo's Senior Vice President and Controller in 2011. Ms. Gallagher joined PepsiCo in 2005 as Vice President and Assistant Controller. Prior to joining PepsiCo, Ms. Gallagher was Assistant Controller at Altria Corporate Services from 1992 to 2005 and, prior to that, a senior manager at Coopers & Lybrand.

Hugh F. Johnston was appointed Vice Chairman, PepsiCo in 2015 and Executive Vice President and Chief Financial Officer, PepsiCo in 2010. In addition to providing strategic financial leadership for PepsiCo, Mr. Johnston's portfolio has included a variety of responsibilities, including leadership of the Company's information technology function since 2015, the Company's global e-commerce business from 2015 to 2019, and the Quaker Foods North America division from 2014 to 2016. He has also held a number of leadership roles throughout his PepsiCo career, serving as Executive Vice President, Global Operations from 2009 to 2010, President of Pepsi-Cola North America from 2007 to 2009, Executive Vice President, Operations from 2006 to 2007, and Senior Vice President, Transformation from 2005 to 2006. Prior to that, he served as Senior Vice President and Chief Financial Officer of PepsiCo Beverages and Foods from 2002 through 2005, and as PepsiCo's Senior Vice President of Mergers and Acquisitions in 2002. Mr. Johnston joined PepsiCo in 1987 as a Business Planner and held various finance positions until 1999 when he left to join Merck & Co., Inc. as Vice President, Retail, a position which he held until he rejoined PepsiCo in 2002. Prior to joining PepsiCo in 1987, Mr. Johnston was with General Electric Company in a variety of finance positions.

Ram Krishnan has served as Chief Executive Officer, International Beverages and Chief Commercial Officer of PepsiCo, effective January 2022. Prior to that, Mr. Krishnan served as Executive Vice President and Chief Commercial Officer, PepsiCo, from 2019 to 2021, as President and Chief Executive Officer of PepsiCo's Asia Pacific, Australia and New Zealand and China Region from 2018 to 2020, and as PepsiCo's Senior Vice President and Chief Customer Officer for Walmart, leading PepsiCo's global Walmart customer team, from 2016 to 2017. Mr. Krishnan joined PepsiCo in 2006 and held marketing roles of increasing responsibility from 2006 to 2016, including as Senior Vice President and Chief Marketing Officer, Frito-Lay North America from 2014 to 2016, as Senior Vice President, Marketing, Frito-Lay North America from 2012 to 2013 and as Vice President of Global Brands, Frito-Lay North America from 2011 to 2012. Prior to PepsiCo, Mr. Krishnan spent six years at General Motors Company as a marketing manager for Cadillac.

Ramon L. Laguarta has served as PepsiCo's Chief Executive Officer and a director on the Board since 2018, and assumed the role of Chairman of the Board in 2019. Mr. Laguarta previously served as President of PepsiCo from 2017 to 2018. Prior to serving as President, Mr. Laguarta held a variety of positions of increasing responsibility in Europe, including as Commercial Vice President of PepsiCo Europe from 2006 to 2008, PepsiCo Eastern Europe Region from 2008 to 2012, President, Developing & Emerging Markets, PepsiCo Europe from 2012 to 2015, Chief Executive Officer, PepsiCo Europe in 2015, and Chief Executive Officer, Europe Sub-Saharan Africa from 2015 until 2017. From 2002 to 2006, he was General Manager for Iberia Snacks and Juices, and from 1999 to 2001, a General Manager for Greece Snacks. Prior to joining PepsiCo in 1996 as a marketing vice president for Spain Snacks, Mr. Laguarta worked for Chupa Chups, S.A., where he worked in several international assignments in Asia, Europe, the Middle East and the United States. Mr. Laguarta has served as a director of Visa Inc. since 2019.

Silviu Popovici was appointed Chief Executive Officer, Europe, effective 2019. Prior to this role, he served as Chief Executive Officer, Europe Sub-Saharan Africa in 2019 and as President, Europe Sub-Saharan Africa from 2017 to early 2019. Mr. Popovici previously served as President, Russia, Ukraine and CIS (The Commonwealth of Independent States) from 2015 to 2017, and as President, PepsiCo Russia from 2013 to 2015. Mr. Popovici joined PepsiCo in 2011 following PepsiCo's acquisition of Wimm-Bill-Dann Foods OJSC (WBD) and served as General Manager, WBD Foods Division from 2011 until 2012. Prior to the acquisition, Mr. Popovici held senior leadership roles at WBD, running its dairy business from 2008 to 2011 and its beverages business from 2006 to 2008.

Paula Santilli was appointed Chief Executive Officer, Latin America, effective 2019. Previously, she served in various leadership positions at PepsiCo Mexico Foods, as President from 2017 to 2019, as Chief Operating Officer from 2016 to 2017 and as Vice President and General Manager from 2011 to 2016. Prior to joining PepsiCo Mexico Foods, she held a variety of roles, including leadership positions in Beverages in Mexico, as well as in Foods and Snacks in the Latin America Southern Cone region comprising Argentina, Uruguay and Paraguay. Ms. Santilli joined PepsiCo in 2001 following PepsiCo's acquisition of the Quaker Oats Company. At Quaker, she held various roles of increasing responsibility from 1992 to 2001, including running the regional Quaker Foods and Gatorade businesses in Argentina, Chile and Uruguay.

Ronald Schellekens was appointed Executive Vice President and Chief Human Resources Officer, PepsiCo, in 2018. Prior to that, Mr. Schellekens served as Group HR Director of Vodafone Group Services Limited from 2009 to 2018, where he was responsible for the Vodafone Human Resource Management function, as well as health and safety, and property and real estate functions. Prior to joining Vodafone, Mr. Schellekens was executive vice president, human resources for the global downstream division of Royal Dutch Shell Plc. Prior to that, he worked for PepsiCo for nine years from 1994 to 2003 in various international, senior human resources roles, including assignments in Switzerland, Spain, South Africa, the United Kingdom and Poland, where he was most recently responsible for the Europe, Middle East & Africa region for PepsiCo Foods International. Prior to that, he served for nine years at AT&T Inc. in Human Resources.

Kirk Tanner was appointed Chief Executive Officer, PepsiCo Beverages North America, effective 2019. Prior to that, Mr. Tanner served as President and Chief Operating Officer, North America Beverages from 2016 to 2018, Chief Operating Officer, North America Beverages and President, Global Foodservice from 2015 to 2016, and President, Global Foodservice from 2014 to 2015. Mr. Tanner joined PepsiCo in 1992, where he has worked in numerous domestic and international locations and in a variety of roles, including Senior Vice President of Frito-Lay North America's West region from 2009 to 2013, Vice President, Sales of PepsiCo U.K. and Ireland from 2008 to 2009, Region Vice President of Frito-Lay North America's Mountain region from 2005 to 2008, Region Vice President of Frito-Lay North America's Mid-America region from 2002 to 2005 and Region Vice President of Frito-Lay North America's California region from 2000 to 2002.

Eugene Willemsen was appointed Chief Executive Officer, Africa, Middle East, South Asia, effective 2019. Previously he served as Chief Executive Officer, Sub-Saharan Africa in 2019 and as Executive Vice President, Global Categories and Franchise Management from 2015 to 2019. Before that, he led the global Pepsi-Lipton Joint Venture as President from 2014 to 2015. Prior to such role, Mr. Willemsen served as PepsiCo's Senior Vice President and General Manager, South East Europe from 2011 to 2013, as Senior Vice President and General Manager, Commercial, Europe from 2008 to 2011, as Senior Vice President and General Manager, Northern Europe from 2006 to 2008, as Vice President, General Manager, Benelux from 2000 to 2005 and as Commercial Director, Benelux for the snacks business from 1998 to 2000. Mr. Willemsen joined PepsiCo in 1995 as a business development manager.

Steven Williams was appointed Chief Executive Officer, PepsiCo Foods North America, effective 2019. Prior to this role, Mr. Williams served in leadership positions for Frito-Lay's U.S. operations, as Senior Vice President, Commercial Sales and Chief Commercial Officer from 2017 to 2019 and as General Manager and Senior Vice President, East Division from 2016 to 2017. Prior to that, he served as General Manager and Senior Vice President, Customer Management for PepsiCo's global Walmart business from 2013 to 2016, as Sales Senior Vice President, North American Nutrition from 2011 to 2013 and as Vice President, Sales, Central Division from 2009 to 2011. Mr. Williams joined PepsiCo in 2001 as a part of PepsiCo's acquisition of the Quaker Oats Company, which he joined in 1997 and has held leadership positions of increasing responsibility in sales and customer management.

Executive officers are elected by our Board, and their terms of office continue until the next annual meeting of the Board or until their successors are elected and have qualified. There are no family relationships among our executive officers.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Stock Trading Symbol – PEP.

Stock Exchange Listings – The Nasdaq Global Select Market is the principal market for our common stock, which is also listed on the SIX Swiss Exchange.

Shareholders – As of February 2, 2023, there were approximately 98,573 shareholders of record of our common stock.

Dividends – We have paid consecutive quarterly cash dividends since 1965. The declaration and payment of future dividends are at the discretion of the Board. Dividends are usually declared in February, May, July and November and paid at the end of March, June and September and the beginning of January. On February 1, 2023, the Board declared a quarterly dividend of $1.15 per share payable March 31, 2023, to shareholders of record on March 3, 2023. For the remainder of 2023, the record dates for these dividend payments are expected to be June 2, September 1 and December 1, 2023, subject to the approval of the Board. On February 9, 2023, we announced a 10.0% increase in our annualized dividend to $5.06 per share from $4.60 per share, effective with the dividend expected to be paid in June 2023. We expect to return a total of approximately $7.7 billion to shareholders in 2023, comprising dividends of approximately $6.7 billion and share repurchases of approximately $1.0 billion.

For information on securities authorized for issuance under our equity compensation plans, see "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

A summary of our common stock repurchases (in millions, except average price per share) during the fourth quarter of 2022 is set forth in the table below.

Issuer Purchases of Common Stock

Period	Total Number of Shares Repurchased[(a)]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
9/3/2022				$ 8,821
9/4/2022 - 10/1/2022	0.9	$ 168.54	0.9	(153)
				8,668
10/2/2022 - 10/29/2022	0.2	$ 174.47	0.2	(46)
				8,622
10/30/2022 - 11/26/2022	0.4	$ 179.94	0.4	(67)
				8,555
11/27/2022 - 12/31/2022	0.3	$ 182.84	0.3	(55)
Total	**1.8**	**$ 174.04**	**1.8**	**$ 8,500**

(a) All shares were repurchased in open market transactions pursuant to the $10 billion repurchase program authorized by our Board and publicly announced on February 10, 2022, which commenced on February 11, 2022 and will expire on February 28, 2026. Shares repurchased under this program may be repurchased in open market transactions, in privately negotiated transactions, in accelerated stock repurchase transactions or otherwise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Our discussion and analysis is intended to help the reader understand our results of operations and financial condition and is provided as an addition to, and should be read in connection with, our consolidated financial statements and the accompanying notes. Definitions of key terms can be found in the glossary. Unless otherwise noted, tabular dollars are presented in millions, except per share amounts. All per share amounts reflect common stock per share amounts, assume dilution unless otherwise noted, and are based on unrounded amounts. Percentage changes are based on unrounded amounts.

Discussion in this Form 10-K includes results of operations and financial condition for 2022 and 2021 and year-over-year comparisons between 2022 and 2021. For discussion on results of operations and financial condition pertaining to 2020 and year-over-year comparisons between 2021 and 2020, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 25, 2021.

OUR BUSINESS

Executive Overview

PepsiCo is a leading global beverage and convenient food company with a complementary portfolio of brands, including Lay's, Doritos, Cheetos, Gatorade, Pepsi-Cola, Mountain Dew, Quaker and SodaStream. Through our operations, authorized bottlers, contract manufacturers and other third parties, we make, market, distribute and sell a wide variety of beverages and convenient foods, serving customers and consumers in more than 200 countries and territories.

As a global company with deep local ties, we faced many of the same challenges in 2022 as our consumers, customers, and competitors across the world, including supply chain disruptions; inflationary pressures; shifting consumer preferences and behaviors; another year of the COVID-19 pandemic; a worsening climate crisis; a highly competitive operating environment; a rapidly changing retail landscape, including the growth in e-commerce; continued macroeconomic and political volatility, including the deadly conflict in Ukraine; and an evolving regulatory landscape.

To meet the challenges of today – and those of tomorrow – we are driven by an approach called pep+ (PepsiCo Positive). pep+ is a strategic end-to-end transformation of our business, with sustainability and human capital at the center of how the company will strive to create growth and value by operating within planetary boundaries and inspiring positive change for the planet and people. pep+ guides how we are working to transform our business operations, from sourcing ingredients and making and selling products in a more sustainable way, to leveraging our more than one billion connections with consumers each day to take sustainability mainstream and engage people to make choices that are better for themselves and the planet.

pep+ drives action and progress across three key pillars, bringing together a number of industry-leading 2030 sustainability goals under a comprehensive framework:

- **Positive Agriculture**: We are working to spread regenerative practices to restore the earth across seven million acres of land, an area approximately equal to our entire agricultural footprint, sustainably source key crops and ingredients, and improve the livelihoods of more people in our agricultural supply chain. In 2022, we elevated a number of external strategic partnerships and key engagements with this focus, including a partnership with Archer Daniels Midland Company (ADM) to scale regenerative agriculture across our shared supply chains, up to 2 million acres; a research agreement with MIT to develop a more precise measurement of the greenhouse gas impact of regenerative agriculture practices; a strategic engagement with Corteva focused on agriculture sustainability, new substrates, and affordability in food corn and vegetable oils; and a joint effort with a start-up called N-Drip to scale advantaged micro irrigation technology that can provide water-saving, crop-enhancing benefits to farmers around the world.

- **Positive Value Chain**: We are working to build a circular and inclusive value chain through actions to: achieve net-zero emissions by 2040; become net water positive by 2030; and introduce more sustainable packaging into the value chain. Our packaging goals include cutting virgin plastic per serving, using more recycled content in our plastic packaging, and scaling our SodaStream business globally, potentially eliminating the need for more than 200 billion plastic bottles by 2030. In 2022, we also announced a new global packaging goal intended to double the percentage of all beverage servings delivered through reusable models from 10% to 20% by 2030. Additionally, we are making progress on our diversity, equity and inclusion journey around the world. And we continue to empower each one of our approximately 315,000 employees to make a positive impact in their communities through our global workforce volunteering program, One Smile at a Time.

- **Positive Choices**: We continue working to evolve our portfolio of convenient food & beverage products so that they are better for the planet and people, including by incorporating more diverse ingredients in both new and existing products, prioritizing chickpeas, plant-based proteins and whole grains; expanding our position in the nuts & seeds category; accelerating our reduction of added sugars and sodium through the use of science-based targets across our portfolio; and offering more products with healthier oils. We are also continuing to scale new business models that require little or no single-use packaging, including the iconic SodaStream, already sold in more than 45 countries, and the new SodaStream Professional platform, allowing users to personalize their choices in reusable containers at home or on the go.

We believe these priorities will position our Company for long-term sustainable growth.

See also "Item 1A. Risk Factors" for further information about risks and uncertainties that the Company faces.

Our Operations

See "Item 1. Business" for information on our divisions and a description of our distribution network, ingredients and other supplies, brands and intellectual property rights, seasonality, customers, competition, research and development, regulatory matters and human capital. In addition, see Note 1 to our consolidated financial statements for financial information about our divisions and geographic areas.

Other Relationships

Certain members of our Board also serve on the boards of certain vendors and customers. These Board members do not participate in our vendor selection and negotiations nor in our customer negotiations. Our transactions with these vendors and customers are in the normal course of business and are consistent with terms negotiated with other vendors and customers. In addition, certain of our employees serve on the boards of Pepsi Bottling Ventures LLC and other affiliated companies of PepsiCo and do not receive incremental compensation for such services.

Our Business Risks

Risks Associated with Commodities and Our Supply Chain

During 2022, we continued to experience significantly higher operating costs, including on transportation, labor and commodity (including energy) costs, which we expect to continue in 2023. Many of the commodities used in the production and transportation of our products are purchased in the open market. The prices we pay for such items are subject to fluctuation, and we manage this risk through the use of fixed-price contracts and purchase orders, pricing agreements and derivative instruments, including swaps and futures. A number of external factors, including the deadly conflict in Ukraine, the COVID-19 pandemic, the inflationary cost environment, adverse weather conditions, supply chain disruptions (including raw material shortages) and labor shortages, have impacted and may continue to impact transportation, labor and commodity availability and costs. When prices increase, we may or may not pass on such increases to our customers without suffering reduced volume, revenue, margins and operating results.

See Note 9 to our consolidated financial statements for further information on how we manage our exposure to commodity prices.

Risks Associated with Climate Change

Certain jurisdictions in which our products are made, manufactured, distributed or sold have either imposed, or are considering imposing, new or increased legal and regulatory requirements to reduce or mitigate the potential effects of climate change, including regulation of greenhouse gas emissions and potential carbon pricing programs. These new or increased legal or regulatory requirements, along with initiatives to meet our sustainability goals, could result in significant increased costs and additional investments in facilities and equipment. However, we are unable to predict the scope, nature and timing of any new or increased environmental laws and regulations and therefore cannot predict the ultimate impact of such laws and regulations on our business or financial results. We continue to monitor existing and proposed laws and regulations in the jurisdictions in which our products are made, manufactured, distributed and sold and to consider actions we may take to potentially mitigate the unfavorable impact, if any, of such laws or regulations.

Risks Associated with International Operations

We are subject to risks in the normal course of business that are inherent to international operations. During the periods presented in this report, certain jurisdictions in which our products are made, manufactured, distributed or sold, including in certain developing and emerging markets, operated in a challenging environment, experiencing unstable economic, political and social conditions, civil unrest, natural disasters, debt and credit issues and currency controls or fluctuations. We continue to monitor the economic, operating and political environment in these markets closely, including risks of additional impairments or write-offs, and to identify actions to potentially mitigate any unfavorable impacts on our future results.

See Notes 1 and 4 to our consolidated financial statements for a discussion of impairment charges recognized in the year ended December 31, 2022.

Risks Associated with the Deadly Conflict in Ukraine

In addition to the risks associated with international operations discussed above, we continue to face risks associated with the deadly conflict in Ukraine. The conflict has continued to result in worldwide geopolitical and macroeconomic uncertainty, and certain of our operations in Ukraine remain suspended. We have suspended sales to our customers of Pepsi-Cola and certain of our other global beverage brands, our discretionary capital investments and advertising and promotional activities in Russia, which has negatively impacted and could continue to negatively impact our business. We continue to offer our other products in Russia. Our operations in Russia accounted for 5% and 4% of our consolidated net revenue for the year ended December 31, 2022 and December 25, 2021, respectively. Russia accounted for 4% and 5% of our consolidated assets, including 9% and 1% of our consolidated cash and cash equivalents, and 32% and 35% of our accumulated currency translation adjustment loss as of December 31, 2022 and December 25, 2021, respectively. Our operations in Ukraine accounted for 0.2% and 0.5% of our consolidated net revenue for the year ended December 31, 2022 and December 25, 2021, respectively. Ukraine accounted for 0.1% and 0.3% of our consolidated assets as of December 31, 2022 and December 25, 2021, respectively.

The conflict has resulted and could continue to result in volatile commodity markets, supply chain disruptions, increased risk of cyber incidents or other disruptions to our information systems, reputational risks, heightened risks to employee safety, business disruptions (including labor shortages), significant volatility of the Russian ruble, limitations on access to credit markets and other corporate banking services, including working capital facilities, reduced availability and increased costs for transportation, energy, packaging, raw materials and other input costs, environmental, health and safety risks related to securing and maintaining facilities, additional sanctions, export controls and other legislation or regulations (including restrictions on the transfer of funds to and from Russia). The ongoing conflict could result in the temporary or permanent loss of assets or additional impairment charges. We cannot predict how and the extent to which the conflict will continue to affect our employees, customers, operations or business partners or our ability to achieve certain of our sustainability goals. The conflict has adversely affected and could continue to adversely affect demand for our products and our global business. See Notes 1 and 4 to our consolidated financial statements for a discussion of the Russia-Ukraine conflict charges, including impairment charges, recognized in the year ended December 31, 2022.

The extent of the impact of these tragic events on our business remains uncertain and will continue to depend on numerous evolving factors that we are not able to accurately predict, including the duration and scope of the conflict, regional instability and ongoing and additional financial and economic sanctions, export controls and other legislation imposed by governments. We will continue to monitor and assess the situation as circumstances evolve and to identify actions to potentially mitigate any unfavorable impacts on our future results.

Imposition of Taxes and Regulations on our Products

Certain jurisdictions in which our products are made, manufactured, distributed or sold have either imposed, or are considering imposing, new or increased taxes or regulations on the manufacture, distribution or sale of our products or their packaging, ingredients or substances contained in, or attributes of, our products or their packaging, commodities used in the production of our products or their packaging or the recyclability or recoverability of our packaging. These taxes and regulations vary in scope and form. For example, some taxes apply to all beverages, including non-caloric beverages, while others apply only to beverages with a caloric sweetener (e.g., sugar). Further, some regulations apply to all products using certain types of packaging (e.g., plastic), while others are designed to increase the sustainability of packaging, encourage waste reduction and increased recycling rates or facilitate the waste management process or restrict the sale of products in certain packaging.

We sell a wide variety of beverages and convenient foods in more than 200 countries and territories and the profile of the products we sell, the amount of revenue attributable to such products and the type of packaging used vary by jurisdiction. Because of this, we cannot predict the scope or form potential taxes, regulations or other limitations on our products or their packaging may take, and therefore cannot predict the impact of such taxes, regulations or limitations on our financial results. In addition, taxes, regulations and limitations may impact us and our competitors differently. We continue to monitor existing and proposed taxes and regulations in the jurisdictions in which our products are made, manufactured, distributed and sold and to consider actions we may take to potentially mitigate the unfavorable impact, if any, of such taxes, regulations or limitations, including advocating alternative measures with respect to the imposition, form and scope of any such taxes, regulations or limitations.

Retail Landscape

Our industry continues to be affected by disruption of the retail landscape, including the continued growth in sales through e-commerce websites and mobile commerce applications, including through subscription services, the integration of physical and digital operations among retailers and the international expansion of hard discounters. We have seen and expect to continue to see a further shift to e-commerce, online-to-offline and other online purchasing by consumers, including as a result of the COVID-19 pandemic. We continue to monitor changes in the retail landscape and seek to identify actions we may take to build our global e-commerce and digital capabilities, such as expanding our direct-to-consumer business, and distribute our products effectively through all existing and emerging channels of trade and potentially mitigate any unfavorable impacts on our future results.

See also "Item 1A. Risk Factors," "Executive Overview" above and "Market Risks" below for more information about these risks and the actions we have taken to address key challenges.

Risk Management Framework

The achievement of our strategic and operating objectives involves risks, many of which evolve over time. To identify, assess, prioritize, address, manage, monitor and communicate these risks across the Company's operations and foster a corporate culture of integrity and risk awareness, we leverage an integrated risk management framework. This framework includes the following:

- PepsiCo's Board has oversight responsibility for PepsiCo's integrated risk management framework. One of the Board's primary responsibilities is overseeing and interacting with senior management with respect to key aspects of the Company's business, including risk assessment and risk mitigation of the Company's top risks. Throughout the year, the Board and relevant Committees of the Board receive updates from management with respect to various enterprise risk management issues and dedicate a portion of their meetings to reviewing and discussing specific risk topics in greater detail, including risks related to cybersecurity, food safety, sustainability, human capital management (including diversity, equity and inclusion) and supply chain and commodity inflation. The Board receives and provides feedback on regular updates from management regarding the Company's top risks, including updates from members of management responsible for overseeing impacted areas (for example, the Global Chief Information Officer and Chief Information Security Officer), governance processes associated with managing these risks, the status of projects to strengthen the Company's risk mitigation efforts and recent incidents impacting the industry and threat landscape. Given that cybersecurity risks can impact various areas of responsibility of the Committees of the Board, the Board believes it is useful and effective for the full Board to maintain direct oversight over cybersecurity matters. In evaluating top risks, the Board and management consider short-, medium- and long-term potential impacts on the Company's business, financial condition and results of operations, including looking at the internal and external environment when evaluating risks, risk amplifiers and emerging trends, and considers the risk horizon as part of prioritizing the Company's risk mitigation efforts. The Board receives updates through presentations, memos and other written materials, teleconferences and other appropriate means of communication, with numerous opportunities for discussion and feedback, and continuously evaluates its approach in addressing top risks as circumstances evolve. For example, as part of risk updates to the Board and relevant Committees during 2022, the Board or its relevant Committee were provided updates on the impact of disruptive events, such as the Russia-Ukraine conflict, COVID-19 and supply chain disruption and commodity inflation. The Board also receives periodic updates from external experts and advisers on global macroeconomic trends and conditions that may impact the Company's strategy and financial performance, including geopolitical conflicts, economic instability, labor market trends, changing consumer behavior, retail disruption and digitalization.

  The Board has tasked designated Committees of the Board with oversight of certain categories of risk management, and the Committees report to the Board regularly on these matters.

  ◦ The Audit Committee of the Board reviews and assesses the guidelines and policies governing PepsiCo's risk management and oversight processes, and assists the Board's oversight of financial, compliance and employee safety risks facing PepsiCo. The Audit Committee also assists the Board's oversight of the Company's compliance with legal and regulatory requirements and the Chief Compliance & Ethics Officer, who reports to the General Counsel, meets regularly with the Audit Committee, including in executive session without management present;

- ◦ The Compensation Committee of the Board reviews PepsiCo's employee compensation policies and practices to assess whether such policies and practices could lead to unnecessary risk-taking behavior;

- ◦ The Nominating and Corporate Governance Committee assists the Board in its oversight of the Company's governance structure and other corporate governance matters, including succession planning; and

- ◦ The Sustainability, Diversity and Public Policy Committee of the Board assists the Board in its oversight of PepsiCo's policies, programs and related risks that concern key sustainability (including climate change), diversity, equity and inclusion, and public policy matters.

- The PepsiCo Risk Committee (PRC) meets regularly to identify, assess, prioritize and address top strategic, financial, operating, compliance, safety, reputational and other risks. The PRC is also responsible for reporting progress on our risk mitigation efforts to the Board. The PRC is comprised of a cross-functional, geographically diverse, senior management group, including PepsiCo's Chairman of the Board of Directors and Chief Executive Officer, Chief Financial Officer, General Counsel, Sector Chief Executive Officers and the heads of Corporate Affairs, Human Resources, Research & Development, Information Technology, Sustainability, Strategy, Transformation, International Beverages, Commercial, Global Operations, Marketing and Financial Planning & Analysis;

- Division and key market risk committees, comprised of cross-functional senior management teams, meet regularly to identify, assess, prioritize and address division and country-specific business risks;

- PepsiCo's Risk Management Office, which manages the overall risk management process, provides ongoing guidance, tools and analytical support to the PRC and the division and key country risk committees, identifies and assesses potential risks and facilitates ongoing communication between the parties, as well as with PepsiCo's Board, the Audit Committee of the Board and other Committees of the Board;

- PepsiCo's Internal Audit Department evaluates the ongoing effectiveness of our key internal controls through periodic audit and review procedures; and

- PepsiCo's Compliance & Ethics and Law Departments lead and coordinate our compliance policies and practices.

- PepsiCo's Disclosure Committee, comprised of the General Counsel, Controller and heads of Internal Audit, Financial Planning & Analysis and Investor Relations, evaluates information from PepsiCo's integrated risk management framework as part of the Disclosure Committee's monitoring of the integrity and effectiveness of the Company's disclosure controls and procedures. PepsiCo's risk oversight processes and disclosure controls and procedures are designed to appropriately escalate key risks to the Board as well as to analyze potential risks for disclosure.

Market Risks

We are exposed to market risks arising from adverse changes in:

- commodity prices, affecting the cost of our raw materials and energy;

- foreign exchange rates and currency restrictions; and

- interest rates.

In the normal course of business, we manage commodity price, foreign exchange and interest rate risks through a variety of strategies, including productivity initiatives, global purchasing programs and hedging. Ongoing productivity initiatives involve the identification and effective implementation of meaningful cost-saving opportunities or efficiencies, including the use of derivatives. Our global purchasing programs include fixed-price contracts and purchase orders and pricing agreements. See "Item 1A. Risk Factors" for further discussion of our market risks.

The fair value of our derivatives fluctuates based on market rates and prices. The sensitivity of our derivatives to these market fluctuations is discussed below. See Note 9 to our consolidated financial statements for further discussion of these derivatives and our hedging policies. The fair value of our indefinite-lived intangible assets is impacted by changes in market conditions, including interest rates and inflationary, deflationary and recessionary conditions. See "Our Critical Accounting Policies and Estimates" for a discussion of the exposure of our goodwill and other intangible assets and pension and retiree medical plan assets and liabilities to risks related to market fluctuations.

Inflationary, deflationary and recessionary conditions impacting these market risks also impact the demand for and pricing of our products. See "Item 1A. Risk Factors" for further discussion.

Commodity Prices

Our commodity derivatives had a total notional value of $1.8 billion as of December 31, 2022 and $1.6 billion as of December 25, 2021. At the end of 2022, the potential change in fair value of commodity derivative instruments, assuming a 10% decrease in the underlying commodity price, would have decreased our net unrealized gains in 2022 by $176 million, which would generally be offset by a reduction in the cost of the underlying commodity purchases.

Foreign Exchange

Our operations outside of the United States generated 43% of our consolidated net revenue in 2022, with Mexico, Russia, Canada, China, the United Kingdom and South Africa, collectively, comprising approximately 23% of our consolidated net revenue in 2022. As a result, we are exposed to foreign exchange risks in the international markets in which our products are made, manufactured, distributed or sold. Additionally, we are exposed to foreign exchange risk from net investments in foreign subsidiaries, foreign currency purchases, foreign currency assets and liabilities created in the normal course of business. During 2022, unfavorable foreign exchange reduced net revenue growth by 3 percentage points, primarily due to declines in the Turkish lira, euro, Egyptian pound, British pound sterling and South African rand, partially offset by an appreciation of the Russian ruble. Currency declines against the U.S. dollar which are not offset could adversely impact our future financial results.

In addition, volatile economic, political and social conditions and civil unrest in certain markets in which our products are made, manufactured, distributed or sold, including in Argentina, Brazil, China, Mexico, the Middle East, Russia, Turkey and Ukraine, and currency controls or fluctuations in certain of these international markets, continue to, and the threat or imposition of new or increased tariffs or sanctions or other impositions in or related to these international markets may, result in challenging operating environments.

Our foreign currency derivatives had a total notional value of $3.0 billion as of December 31, 2022 and $2.8 billion as of December 25, 2021. At the end of 2022, we estimate that an unfavorable 10% change in the underlying exchange rates would have decreased our net unrealized gains in 2022 by $298 million, which would be significantly offset by an inverse change in the fair value of the underlying exposure.

The total notional amount of our debt instruments designated as net investment hedges was $2.9 billion as of December 31, 2022 and $2.1 billion as of December 25, 2021.

Interest Rates

Our interest rate derivatives had a total notional value of $1.3 billion as of December 31, 2022 and $2.1 billion as of December 25, 2021. Assuming year-end 2022 investment levels and variable rate debt, a 1-percentage-point increase in interest rates would have decreased our net interest expense in 2022 by $48 million due to higher cash and cash equivalents and short-term investments levels, as compared with our variable rate debt.

OUR FINANCIAL RESULTS

Results of Operations — Consolidated Review

Volume

Physical or unit volume is one of the key metrics management uses internally to make operating and strategic decisions, including the preparation of our annual operating plan and the evaluation of our business performance. We believe volume provides additional information to facilitate the comparison of our historical operating performance and underlying trends, and provides additional transparency on how we evaluate our business because it measures demand for our products at the consumer level. Beginning in 2022, unit volume growth adjusts for the impacts of acquisitions, divestitures and other structural changes. Further, our fiscal 2022 results include an additional week (53rd reporting week). Unit volume growth excludes the impact of the 53rd reporting week.

Beverage volume includes volume of concentrate sold to independent bottlers and volume of finished products bearing company-owned or licensed trademarks and allied brand products and joint venture trademarks sold by company-owned bottling operations. Beverage volume also includes volume of finished products bearing company-owned or licensed trademarks sold by our noncontrolled affiliates. Concentrate volume sold to independent bottlers is reported in concentrate shipments and equivalents (CSE), whereas finished beverage product volume is reported in bottler case sales (BCS). Both CSE and BCS convert all beverage volume to an 8-ounce-case metric. Typically, CSE and BCS are not equal in any given period due to seasonality, timing of product launches, product mix, bottler inventory practices and other factors. While our net revenue is not entirely based on BCS volume due to the independent bottlers in our supply chain, we believe that BCS is a better measure of the consumption of our beverage products. PBNA, LatAm, Europe, AMESA and APAC, either independently or in conjunction with third parties, make, market, distribute and sell ready-to-drink tea products through a joint venture with Unilever (under the Lipton brand name), and PBNA, either independently or in conjunction with third parties, makes, markets, distributes and sells ready-to-drink coffee products through a joint venture with Starbucks.

Convenient food volume includes volume sold by us and our noncontrolled affiliates of convenient food products bearing company-owned or licensed trademarks. Internationally, we measure convenient food product volume in kilograms, while in North America we measure convenient food product volume in pounds. FLNA makes, markets, distributes and sells Sabra refrigerated dips and spreads through a joint venture with Strauss Group.

Consolidated Net Revenue and Operating Profit

	2022	2021	Change
Net revenue	$ 86,392	$ 79,474	9 %
Operating profit	$ 11,512	$ 11,162	3 %
Operating margin	13.3 %	14.0 %	(0.7)

See "Results of Operations – Division Review" for a tabular presentation and discussion of key drivers of net revenue.

Operating profit grew 3% while operating margin declined 0.7 percentage points. Operating profit growth was primarily driven by net revenue growth and productivity savings, partially offset by certain operating cost increases and a 42-percentage-point impact of higher commodity costs. The loss of net revenue due to the Juice Transaction reduced operating profit growth by 3 percentage points and was partially offset by a 1-percentage-point contribution from the 53rd reporting week.

Operating profit growth also reflects a 13-percentage-point unfavorable impact of impairment charges related to certain indefinite-lived intangible assets due to an increase in the weighted-average cost of capital as well as our most current estimates of future financial performance (other impairment charges), a 12-percentage-point unfavorable impact of the charges associated with the Russia-Ukraine conflict and a 6-percentage-point unfavorable impact of impairment on intangible assets, investment and property, plant and equipment and other charges as a result of management's decision to reposition or discontinue the sale/distribution of certain brands and to sell an investment (brand portfolio impairment charges). These impacts were partially offset by a 29-percentage-point contribution from the gain associated with the Juice Transaction.

The operating margin decline primarily reflects the unfavorable impacts of other impairment charges, the charges associated with the Russia-Ukraine conflict and the brand portfolio impairment charges, partially offset by the gain associated with the Juice Transaction.

Juice Transaction

In the first quarter of 2022, we sold our Tropicana, Naked and other select juice brands to PAI Partners, while retaining a 39% noncontrolling interest in TBG, operating across North America and Europe. These juice businesses delivered approximately $3 billion in net revenue in 2021. In the United States, PepsiCo acts as the exclusive distributor for TBG's portfolio of brands for small-format and foodservice customers with chilled DSD. See Note 13 to our consolidated financial statements for further information.

Other Consolidated Results

	2022	2021	Change
Other pension and retiree medical benefits income	$ 132	$ 522	$ (390)
Net interest expense and other	$ (939)	$ (1,863)	$ 924
Annual tax rate	16.1 %	21.8 %	
Net income attributable to PepsiCo	$ 8,910	$ 7,618	17 %
Net income attributable to PepsiCo per common share – diluted	$ 6.42	$ 5.49	17 %

Other pension and retiree medical benefits income decreased $390 million, primarily due to higher settlement losses compared to the prior year.

Net interest expense and other decreased $924 million, reflecting the prior-year charge of $842 million related to our cash tender offers, higher interest rates on average cash balances and lower average debt balances, partially offset by losses on the market value of investments used to economically hedge a portion of our deferred compensation liability and higher interest rates on debt.

The reported tax rate decreased 5.7 percentage points, primarily reflecting the impact of the Juice Transaction and adjustments to reserves for uncertain tax positions as a result of the Internal Revenue Service (IRS) audit.

Results of Operations — Division Review

See "Our Business Risks," "Non-GAAP Measures" and "Items Affecting Comparability" for a discussion of items to consider when evaluating our results and related information regarding measures not in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

In the discussions of net revenue and operating profit below, "effective net pricing" reflects the year-over-year impact of discrete pricing actions, sales incentive activities and mix resulting from selling varying products in different package sizes and in different countries. Additionally, "acquisitions and divestitures" reflect mergers and acquisitions activity, as well as divestitures and other structural changes, including changes in ownership or control in consolidated subsidiaries and nonconsolidated equity investees.

Net Revenue and Organic Revenue Growth

Organic revenue growth is a non-GAAP financial measure. For further information on this measure, see "Non-GAAP Measures."

| | **2022** | | | | | | |
| | **Reported % Change, GAAP Measure** | **Impact of** | | | **Organic % Change, Non-GAAP Measure[a]** | **Impact of** | |
		Foreign exchange translation	**Acquisitions and divestitures**	**53rd reporting week**		**Organic volume[b]**	**Effective net pricing**
FLNA	**19 %**	—	—	(2)	**17 %**	—	17
QFNA	**15 %**	0.5	—	(2)	**13 %**	(3)	16
PBNA	**4 %**	—	9	(2)	**11 %**	1	10
LatAm	**21 %**	—	1	—	**21 %**	5	16
Europe	**(2)%**	9	5	—	**12 %**	(7)	19
AMESA	**6 %**	12	2	—	**20 %**	4	16
APAC	**4 %**	5	2	—	**11 %**	4	6
Total	**9 %**	3	4	(1)	**14 %**	—	14

(a) Amounts may not sum due to rounding.

(b) Excludes the impact of acquisitions, divestitures and other structural changes and the 53rd reporting week. In certain instances, the impact of organic volume growth on net revenue growth differs from the unit volume growth disclosed in the following divisional discussions due to the impacts of product mix, nonconsolidated joint venture volume, and, for our franchise-owned beverage businesses, temporary timing differences between BCS and CSE. We report net revenue from our franchise-owned beverage businesses based on CSE. The volume sold by our nonconsolidated joint ventures has no direct impact on our net revenue.

Operating Profit/(Loss), Operating Profit/(Loss) Adjusted for Items Affecting Comparability and Operating Profit/(Loss) Performance Adjusted for Items Affecting Comparability on a Constant Currency Basis

Operating profit/(loss) adjusted for items affecting comparability and operating profit/(loss) performance adjusted for items affecting comparability on a constant currency basis are both non-GAAP financial measures. For further information on these measures, see "Non-GAAP Measures" and "Items Affecting Comparability."

Operating Profit/(Loss) and Operating Profit/(Loss) Adjusted for Items Affecting Comparability

	2022						
		Items Affecting Comparability[a]					
	Reported, GAAP Measure[b]	**Mark-to-market net impact**	**Restructuring and impairment charges**	**Acquisition and divestiture-related charges**	**Gain associated with the Juice Transaction**	**Impairment and other charges**	**Core, Non-GAAP Measure**[b]
FLNA	$ 6,135	$ —	$ 46	$ —	$ —	$ 88	$ 6,269
QFNA	604	—	7	—	—	—	611
PBNA	5,426	—	68	51	(3,029)	160	2,676
LatAm	1,627	—	32	—	—	71	1,730
Europe	(1,380)	—	109	14	(292)	2,932	1,383
AMESA	666	—	12	3	—	190	871
APAC	537	—	16	—	—	177	730
Corporate unallocated expenses	(2,103)	62	90	6	—	—	(1,945)
Total	$ 11,512	$ 62	$ 380	$ 74	$ (3,321)	$ 3,618	$ 12,325

	2021				
		Items Affecting Comparability[a]			
	Reported, GAAP Measure[b]	**Mark-to-market net impact**	**Restructuring and impairment charges**	**Acquisition and divestiture-related charges**[c]	**Core, Non-GAAP Measure**[b]
FLNA	$ 5,633	$ —	$ 28	$ 2	$ 5,663
QFNA	578	—	—	—	578
PBNA	2,442	—	20	11	2,473
LatAm	1,369	—	37	—	1,406
Europe	1,292	—	81	8	1,381
AMESA	858	—	15	10	883
APAC	673	—	7	4	684
Corporate unallocated expenses	(1,683)	19	49	(39)	(1,654)
Total	$ 11,162	$ 19	$ 237	$ (4)	$ 11,414

(a) See "Items Affecting Comparability."
(b) Includes charges taken as a result of the COVID-19 pandemic. See Note 1 to our consolidated financial statements for further information.
(c) In 2021, income amount primarily relates to gains associated with the contingent consideration in connection with our acquisition of Rockstar Energy Beverages (Rockstar). This impact is partially offset by divestiture-related charges associated with the Juice Transaction. See Note 13 to our consolidated financial statements for further information.

Operating Profit/(Loss) Performance and Operating Profit/(Loss) Performance Adjusted for Items Affecting Comparability on a Constant Currency Basis

	2022								
		Impact of Items Affecting Comparability[(a)]						Impact of	
	Reported % Change, GAAP Measure	Mark-to-market net impact	Restructuring and impairment charges	Acquisition and divestiture-related charges	Gain associated with the Juice Transaction	Impairment and other charges	Core % Change, Non-GAAP Measure[(b)]	Foreign exchange translation	Core Constant Currency % Change, Non-GAAP Measure[(b)]
FLNA	9 %	—	—	—	—	1.5	**11 %**	—	**11 %**
QFNA	4.5 %	—	1	—	—	—	**6 %**	—	**6 %**
PBNA	122 %	—	2	2	(124)	7	**8 %**	—	**9 %**
LatAm	19 %	—	—	—	—	4.5	**23 %**	—	**23 %**
Europe	(207)%	—	2	0.5	(23)	228	**— %**	7	**7 %**
AMESA	(22)%	—	—	(1)	—	23	**(1)%**	9	**7 %**
APAC	(20)%	—	1	(0.5)	—	26	**7 %**	4	**11 %**
Corporate unallocated expenses	25 %	(2.5)	(2)	(2.5)	—	—	**18 %**	—	**18 %**
Total	3 %	—	1	1	(29)	31	**8 %**	2	**10 %**

(a) See "Items Affecting Comparability."
(b) Amounts may not sum due to rounding.

FLNA

Net revenue grew 19%, primarily driven by effective net pricing and a 2-percentage-point contribution from the 53rd reporting week.

Unit volume decreased 1%, primarily reflecting a double-digit decline in our Sabra joint venture products and a low-single-digit decline in variety packs, partially offset by low-single-digit growth in trademark Doritos and double-digit growth in trademark Popcorners.

Operating profit increased 9%, primarily reflecting the effective net pricing and productivity savings. These impacts were partially offset by certain operating cost increases, including strategic initiatives, a 17-percentage-point impact of higher commodity costs, primarily cooking oil, potatoes and seasoning, and higher advertising and marketing expenses. Additionally, impairment charges associated with a baked fruit convenient food brand reduced operating profit growth by 1.5 percentage points (other impairment charges). The 53rd reporting week contributed 2 percentage points to operating profit growth.

QFNA

Net revenue grew 15%, primarily driven by effective net pricing and a 2-percentage-point contribution from the 53rd reporting week, partially offset by a decrease in organic volume.

Unit volume declined 3%, primarily reflecting mid-single-digit declines in oatmeal and ready-to-eat cereals and a high-single-digit decline in pancake syrups and mixes, partially offset by mid-single-digit growth in rice/pasta sides and low-single-digit growth in bars.

Operating profit grew 4.5%, primarily reflecting the effective net pricing and productivity savings. These impacts were partially offset by a 37-percentage-point impact of higher commodity costs, primarily grains and packaging materials, certain operating cost increases, including incremental transportation costs, the decrease in organic volume and higher advertising and marketing expenses. The 53rd reporting week contributed 2 percentage points to operating profit growth.

PBNA

Net revenue increased 4%, primarily driven by effective net pricing and an increase in organic volume. The 53rd reporting week contributed 2 percentage points to net revenue growth offset by a 9-percentage-point unfavorable impact of lower net revenue due to the Juice Transaction.

Unit volume grew slightly, driven by a 1% increase in our NCB volume, offset by a 1% decrease in CSD volume. The NCB volume increase primarily reflected a mid-single-digit increase in Gatorade sports drinks, partially offset by a double-digit decrease in our energy portfolio.

Operating profit increased 122%, primarily reflecting a 124-percentage-point impact of the gain of $3.0 billion associated with the Juice Transaction, partially offset by a 2-percentage-point impact of related transaction costs. Operating profit growth was also driven by the net revenue growth and productivity savings, partially offset by certain operating cost increases, including incremental transportation and information technology costs, and a 42-percentage-point impact of higher commodity costs, primarily aluminum and resin. A current-year gain associated with the sale of an asset and the 53rd reporting week contributed 6 percentage points and 2 percentage points, respectively, to operating profit growth. Additionally, operating profit growth was reduced by a 15-percentage-point impact of the lower net revenue due to the Juice Transaction.

As a result of our decision to terminate the agreement with Vital Pharmaceuticals, Inc. to distribute Bang energy drinks, we recorded impairment and other related charges which reduced operating profit growth by 7 percentage points (brand portfolio impairment charges).

LatAm

Net revenue increased 21%, primarily reflecting effective net pricing and organic volume growth.

Convenient foods unit volume grew 3.5%, primarily reflecting mid-single-digit growth in Mexico, partially offset by a low-single-digit decline in Brazil.

Beverage unit volume grew 6%, primarily reflecting double-digit growth in Argentina. Additionally, Brazil, Guatemala, Chile and Mexico each experienced mid-single-digit growth.

Operating profit increased 19%, primarily reflecting the net revenue growth, productivity savings and a 3-percentage-point favorable impact of lower charges taken as a result of the COVID-19 pandemic. These impacts were partially offset by certain operating cost increases, a 41-percentage-point impact of higher commodity costs, primarily cooking oil, packaging materials and grains, and higher advertising and marketing expenses. Additionally, impairment and other charges associated with the sale of certain non-strategic brands reduced operating profit growth by 4.5 percentage points (brand portfolio impairment charges).

Europe

Net revenue decreased 2%, reflecting a 9-percentage-point impact of unfavorable foreign exchange, an organic volume decline and a 4.5-percentage-point unfavorable impact of the Juice Transaction, partially offset by effective net pricing.

Convenient foods unit volume declined 4%, primarily reflecting double-digit declines in Russia and Ukraine and a mid-single-digit decline in Poland, partially offset by low-single-digit growth in the United Kingdom and France and mid-single-digit growth in Turkey. Additionally, the Netherlands experienced a low-single-digit decline.

Beverage unit volume declined 7%, primarily reflecting double-digit declines in Russia, Ukraine and Germany, partially offset by low-single-digit growth in France. Additionally, the United Kingdom experienced a low-single-digit decline and Turkey experienced a mid-single-digit decline.

Operating profit decreased 207%, primarily reflecting a 110-percentage-point unfavorable impact of charges associated with the Russia-Ukraine conflict, a 98-percentage-point unfavorable impact of impairment charges related to the SodaStream brand (other impairment charges) and a 20-percentage-point unfavorable impact primarily related to the impairment of intangible assets due to the discontinuation or repositioning of certain juice and dairy brands in Russia (brand portfolio impairment charges), partially offset by a 23-percentage-point favorable impact of the gain associated with the Juice Transaction. Operating profit performance was also negatively impacted by a 91-percentage-point impact of higher commodity costs, primarily packaging materials, raw milk and potatoes, certain operating cost increases, the organic volume decline, a 4-percentage-point impact of less favorable settlements of promotional spending accruals compared to the prior year and a 4-percentage-point impact of payments to employees for a change in pension benefits. These impacts were partially offset by the effective net pricing, productivity savings and lower advertising and marketing expenses. Unfavorable foreign exchange negatively impacted operating profit performance by 7 percentage points.

AMESA

Net revenue increased 6%, primarily reflecting effective net pricing and organic volume growth, partially offset by a 3-percentage-point unfavorable impact of an extra month of net revenue in 2021 as we aligned Pioneer Food Group Ltd.'s (Pioneer Foods) reporting calendar with that of our AMESA division. Unfavorable foreign exchange reduced net revenue growth by 12 percentage points.

Convenient foods unit volume grew 2%, primarily reflecting double-digit growth in the Middle East and Pakistan and high-single-digit growth in India, partially offset by a low-single-digit decline in South Africa.

Beverage unit volume grew 14%, primarily reflecting double-digit growth in India. Additionally, the Middle East experienced high-single-digit growth, Nigeria experienced low-single-digit growth and Pakistan experienced double-digit growth.

Operating profit decreased 22%, primarily reflecting a 19-percentage-point impact of impairment and other charges associated with our decision to sell or discontinue certain non-strategic brands and an investment (brand portfolio impairment charges) and a 4-percentage-point impact of impairment charges primarily related to certain juice brands from the Pioneer Foods acquisition (other impairment charges). Operating profit performance was also negatively impacted by a 74-percentage-point impact of higher commodity costs, primarily packaging materials, grains and cooking oil, certain operating cost increases and higher advertising and marketing expenses, partially offset by the net revenue growth and productivity savings. Unfavorable foreign exchange negatively impacted operating profit performance by 9 percentage points.

APAC

Net revenue increased 4%, primarily reflecting effective net pricing and organic volume growth, partially offset by a 2-percentage-point unfavorable impact of an extra month of net revenue in 2021 as we aligned Hangzhou Haomusi Food Co., Ltd.'s (Be & Cheery) reporting calendar with that of our APAC division. Unfavorable foreign exchange reduced net revenue growth by 5 percentage points.

Convenient foods unit volume grew 3%, primarily reflecting low-single-digit growth in China and Australia and mid-single-digit growth in Thailand, partially offset by a low-single-digit decline in Taiwan.

Beverage unit volume grew 8%, primarily reflecting double-digit growth in Vietnam. Additionally, China experienced mid-single-digit growth, Thailand experienced low-single-digit growth and the Philippines experienced high-single-digit growth.

Operating profit decreased 20%, primarily reflecting a 25-percentage-point impact of impairment charges related to the Be & Cheery brand (other impairment charges). Operating profit performance was also negatively impacted by a 25-percentage-point impact of higher commodity costs, primarily cooking oil and potatoes, certain operating cost increases and higher advertising and marketing expenses, partially offset by the net revenue growth and productivity savings. Additionally, prior-year impairment charges associated with an equity method investment positively contributed 3 percentage points to operating profit performance. Unfavorable foreign exchange negatively impacted operating profit performance by 4 percentage points.

Non-GAAP Measures

Certain financial measures contained in this Form 10-K adjust for the impact of specified items and are not in accordance with GAAP. We use non-GAAP financial measures internally to make operating and strategic decisions, including the preparation of our annual operating plan, evaluation of our overall business performance and as a factor in determining compensation for certain employees. We believe presenting non-GAAP financial measures in this Form 10-K provides additional information to facilitate comparison of our historical operating results and trends in our underlying operating results and provides additional transparency on how we evaluate our business. We also believe presenting these measures in this Form 10-K allows investors to view our performance using the same measures that we use in evaluating our financial and business performance and trends.

We consider quantitative and qualitative factors in assessing whether to adjust for the impact of items that may be significant or that could affect an understanding of our ongoing financial and business performance or trends. Examples of items for which we may make adjustments include: amounts related to mark-to-market gains or losses (non-cash); charges related to restructuring plans; charges associated with mergers, acquisitions, divestitures and other structural changes; gains associated with divestitures; asset impairment charges (non-cash); pension and retiree medical-related amounts (including all settlement and curtailment gains and losses); charges or adjustments related to the enactment of new laws, rules or regulations, such as tax law changes; amounts related to the resolution of tax positions; tax benefits related to reorganizations of our operations; debt redemptions, cash tender or exchange offers; and remeasurements of net monetary assets. Prior to the fourth quarter of 2021, certain immaterial pension and retiree medical-related settlement and curtailment gains and losses were not considered items affecting comparability. Pension and retiree medical-related service cost, interest cost, expected return on plan assets, and other net periodic pension costs continue to be reflected in our core results. See below and "Items Affecting Comparability" for a description of adjustments to our GAAP financial measures in this Form 10-K.

Non-GAAP information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. In addition, our non-GAAP financial measures may not be the same as or comparable to similar non-GAAP measures presented by other companies.

The following non-GAAP financial measures contained in this Form 10-K are discussed below:

Cost of sales, gross profit, selling, general and administrative expenses, gain associated with the Juice Transaction, impairment of intangible assets, other pension and retiree medical benefits income, net interest expense and other, provision for income taxes, net income attributable to noncontrolling interests and net income attributable to PepsiCo, each adjusted for items affecting comparability, operating profit and net income attributable to PepsiCo per common share – diluted, each adjusted for items affecting comparability, and the corresponding constant currency growth rates

These measures exclude the net impact of mark-to-market gains and losses on centrally managed commodity derivatives that do not qualify for hedge accounting, restructuring and impairment charges related to our 2019 Multi-Year Productivity Plan (2019 Productivity Plan), charges associated with our acquisitions and divestitures, the gain associated with the Juice Transaction, impairment and other charges comprised of Russia-Ukraine conflict charges, brand portfolio impairment charges and other impairment charges, the impact of settlement and curtailment gains and losses related to pension and retiree medical plans, a charge related to cash tender offers, tax benefit related to the IRS audit and tax expense related to the Tax Cuts and Jobs Act (TCJ Act) (see "Items Affecting Comparability" for a detailed description of each of these items). We also evaluate performance on operating profit and net income attributable to PepsiCo per common share – diluted, each adjusted for items affecting comparability, on a constant currency basis, which measure our financial results assuming constant foreign currency exchange rates used for translation based on the rates in effect for the comparable prior-year period. In order to compute our constant currency results, we multiply or divide, as appropriate, our current-year U.S. dollar results by the current-year average foreign exchange rates and then multiply or divide, as appropriate, those amounts by the prior-year average foreign exchange rates. We believe these measures provide useful information in evaluating the results of our business because they exclude items that we believe are not indicative of our ongoing performance or that we believe impact comparability with the prior year.

Organic revenue growth

We define organic revenue growth as a measure that adjusts for the impacts of foreign exchange translation, acquisitions, divestitures and other structural changes, and every five or six years, the impact of the 53rd reporting week, including in our 2022 financial results. Adjusting for acquisitions and divestitures reflects mergers and acquisitions activity, including the impact in 2021 of an extra month of net revenue for our acquisitions of Pioneer Foods in our AMESA division and Be & Cheery in our APAC division as we aligned the reporting calendars of these acquisitions with those of our divisions, as well as divestitures and other structural changes, including changes in ownership or control in consolidated subsidiaries and nonconsolidated equity investees. We believe organic revenue growth provides useful information in evaluating the results of our business because it excludes items that we believe are not indicative of ongoing performance or that we believe impact comparability with the prior year.

See "Net Revenue and Organic Revenue Growth" in "Results of Operations – Division Review" for further information.

Free cash flow

We define free cash flow as net cash provided by operating activities less capital spending, plus sales of property, plant and equipment. Since net capital spending is essential to our product innovation initiatives and maintaining our operational capabilities, we believe that it is a recurring and necessary use of cash. As such, we believe investors should also consider net capital spending when evaluating our cash from operating activities. Free cash flow is used by us primarily for acquisitions and financing activities, including debt repayments, dividends and share repurchases. Free cash flow is not a measure of cash available for discretionary expenditures since we have certain non-discretionary obligations such as debt service that are not deducted from the measure.

See "Free Cash Flow" in "Our Liquidity and Capital Resources" for further information.

Return on invested capital (ROIC) and net ROIC, excluding items affecting comparability

We define ROIC as net income attributable to PepsiCo plus interest expense after-tax divided by the sum of quarterly average debt obligations and quarterly average common shareholders' equity. Although ROIC is a common financial metric, numerous methods exist for calculating ROIC. Accordingly, the method used by management to calculate ROIC may differ from the methods other companies use to calculate their ROIC.

We believe this metric serves as a measure of how well we use our capital to generate returns. In addition, we use net ROIC, excluding items affecting comparability, to compare our performance over various reporting periods on a consistent basis because it removes from our operating results the impact of items that we believe are not indicative of our ongoing performance and reflects how management evaluates our operating results and trends. We define net ROIC, excluding items affecting comparability, as ROIC, adjusted for quarterly average cash, cash equivalents and short-term investments, after-tax interest income and items affecting comparability. We believe the calculation of ROIC and net ROIC, excluding items affecting comparability, provides useful information to investors and is an additional relevant comparison of our performance to consider when evaluating our capital allocation efficiency.

See "Return on Invested Capital" in "Our Liquidity and Capital Resources" for further information.

Items Affecting Comparability

Our reported financial results in this Form 10-K are impacted by the following items in each of the following years:

	2022									
	Cost of sales	Gross profit	Selling, general and administrative expenses	Gain associated with the Juice Transaction	Impairment of intangible assets	Operating profit	Other pension and retiree medical benefits income	Provision for income taxes[a]	Net income attributable to noncontrolling interests	Net income attributable to PepsiCo
Reported, GAAP Measure	$40,576	$45,816	$ 34,459	$ (3,321)	$ 3,166	$ 11,512	$ 132	$ 1,727	$ 68	$ 8,910
Items Affecting Comparability										
Mark-to-market net impact	(52)	52	(10)	—	—	62	—	14	—	48
Restructuring and impairment charges	(33)	33	(347)	—	—	380	31	77	1	333
Acquisition and divestiture-related charges	—	—	(74)	—	—	74	6	14	—	66
Gain associated with the Juice Transaction	—	—	—	3,321	—	(3,321)	—	(433)	—	(2,888)
Impairment and other charges	(201)	201	(251)	—	(3,166)	3,618	—	671	—	2,947
Pension and retiree medical-related impact	—	—	—	—	—	—	307	69	—	238
Tax benefit related to the IRS audit	—	—	—	—	—	—	—	319	—	(319)
Tax expense related to the TCJ Act	—	—	—	—	—	—	—	(86)	—	86
Core, Non-GAAP Measure	$40,290	$46,102	$ 33,777	$ —	$ —	$ 12,325	$ 476	$ 2,372	$ 69	$ 9,421

	Cost of sales	Gross profit	Selling, general and administrative expenses	Operating profit	Other pension and retiree medical benefits income	Net interest expense and other	Provision for income taxes[a]	Net income attributable to noncontrolling interests	Net income attributable to PepsiCo
Reported, GAAP Measure	$37,075	$42,399	$ 31,237	$ 11,162	$ 522	$ (1,863)	$ 2,142	$ 61	$ 7,618
Items Affecting Comparability									
Mark-to-market net impact	(39)	39	20	19	—	—	5	—	14
Restructuring and impairment charges	(29)	29	(208)	237	10	—	41	1	205
Acquisition and divestiture-related charges	(1)	1	5	(4)	—	—	23	—	(27)
Pension and retiree medical-related impact	—	—	—	—	12	—	1	—	11
Charge related to cash tender offers	—	—	—	—	—	842	165	—	677
Tax expense related to the TCJ Act	—	—	—	—	—	—	(190)	—	190
Core, Non-GAAP Measure	$37,006	$42,468	$ 31,054	$ 11,414	$ 544	$ (1,021)	$ 2,187	$ 62	$ 8,688

(a) Provision for income taxes is the expected tax charge/benefit on the underlying item based on the tax laws and income tax rates applicable to the underlying item in its corresponding tax jurisdiction.

	2022	2021	Change
Net income attributable to PepsiCo per common share – diluted, GAAP measure	$ 6.42	$ 5.49	17 %
Mark-to-market net impact	0.03	0.01	
Restructuring and impairment charges	0.24	0.15	
Acquisition and divestiture-related charges	0.05	(0.02)	
Gain associated with the Juice Transaction	(2.08)	—	
Impairment and other charges	2.12	—	
Pension and retiree medical-related impact	0.17	0.01	
Charge related to cash tender offers	—	0.49	
Tax benefit related to the IRS audit	(0.23)	—	
Tax expense related to the TCJ Act	0.06	0.14	
Core net income attributable to PepsiCo per common share – diluted, non-GAAP measure	$ 6.79 [a]	$ 6.26 [a]	9 %
Impact of foreign exchange translation			2
Growth in core net income attributable to PepsiCo per common share – diluted, on a constant currency basis, non-GAAP measure			11 %

(a) Does not sum due to rounding.

Mark-to-Market Net Impact

We centrally manage commodity derivatives on behalf of our divisions. These commodity derivatives include agricultural products, energy and metals. Commodity derivatives that do not qualify for hedge accounting treatment are marked to market each period with the resulting gains and losses recorded in corporate unallocated expenses as either cost of sales or selling, general and administrative expenses, depending on the underlying commodity. These gains and losses are subsequently reflected in division results when the divisions recognize the cost of the underlying commodity in operating profit. Therefore, the divisions realize the economic effects of the derivative without experiencing any resulting mark-to-market volatility, which remains in corporate unallocated expenses.

Restructuring and Impairment Charges

2019 Multi-Year Productivity Plan

The 2019 Productivity Plan, publicly announced on February 15, 2019, will leverage new technology and business models to further simplify, harmonize and automate processes; re-engineer our go-to-market and information systems, including deploying the right automation for each market; and simplify our organization and optimize our manufacturing and supply chain footprint. To build on the successful implementation of the 2019 Productivity Plan, in the fourth quarter of 2022, we expanded and extended the plan through the end of 2028 to take advantage of additional opportunities within the initiatives described above. As a result, we expect to incur pre-tax charges of approximately $3.65 billion, including cash expenditures of approximately $2.9 billion. Plan to date through December 31, 2022, we have incurred pre-tax charges of $1.5 billion, including cash expenditures of $1.0 billion. In our 2023 financial results, we expect to incur pre-tax charges and cash expenditures of approximately $600 million each. These charges will be funded primarily through cash from operations. We expect to incur the majority of the remaining pre-tax charges and cash expenditures in our 2023 through 2024 financial results, with the balance to be incurred through 2028. Charges include severance and other employee costs, asset impairments and other costs.

See Note 3 to our consolidated financial statements for further information related to our 2019 Productivity Plan. We regularly evaluate productivity initiatives beyond the productivity plan and other initiatives discussed above and in Note 3 to our consolidated financial statements.

Acquisition and Divestiture-Related Charges

Acquisition and divestiture-related charges primarily include fair value adjustments to the acquired inventory included in the acquisition-date balance sheets (recorded in cost of sales), merger and integration charges and costs associated with divestitures (recorded in selling, general and administrative expenses). Merger and integration charges include liabilities to support socioeconomic programs in South Africa, gains associated with contingent consideration, employee-related costs, contract termination costs, closing costs and other integration costs. Divestiture-related charges reflect transaction expenses, including consulting, advisory and other professional fees.

See Note 13 to our consolidated financial statements for further information.

Gain Associated with the Juice Transaction

We recognized a gain associated with the Juice Transaction in our PBNA and Europe divisions.

See Note 13 to our consolidated financial statements for further information.

Impairment and Other Charges

We recognized Russia-Ukraine conflict charges, brand portfolio impairment charges and other impairment charges as described below.

Russia-Ukraine Conflict Charges

In connection with the deadly conflict in Ukraine, we recognized charges related to indefinite-lived intangible assets and property, plant and equipment impairment, allowance for expected credit losses, inventory write-downs and other costs.

See Notes 1 and 4 to our consolidated financial statements for further information.

Brand Portfolio Impairment Charges

We recognized intangible asset, investment and property, plant and equipment impairments and other charges as a result of management's decision to reposition or discontinue the sale/distribution of certain brands and to sell an investment.

See Notes 1 and 4 to our consolidated financial statements for further information.

Other Impairment Charges

We recognized impairment charges related to certain of our indefinite-lived intangible assets which reflect an increase in the weighted-average cost of capital as well as our most current estimates of future financial performance.

See Notes 1 and 4 to our consolidated financial statements for further information.

Pension and Retiree Medical-Related Impact

Pension and retiree medical-related impact primarily includes settlement charges related to lump sum distributions exceeding the total of annual service and interest costs, as well as curtailment gains.

See Notes 7 and 13 to our consolidated financial statements for further information.

Charge Related to Cash Tender Offers

As a result of the cash tender offers for some of our long-term debt, we recorded a charge primarily representing the tender price paid over the carrying value of the tendered notes and loss on treasury rate locks used to mitigate the interest rate risk on the cash tender offers.

See Note 8 to our consolidated financial statements for further information.

Tax Benefit Related to the IRS Audit

We recognized a non-cash tax benefit resulting from our agreement with the IRS to settle one of the issues assessed in the 2014 through 2016 tax audit. The agreement covers tax years 2014 through 2019.

See Note 5 to our consolidated financial statements for further information.

Tax Expense Related to the TCJ Act

Tax expense related to the TCJ Act reflects adjustments to the mandatory transition tax liability under the TCJ Act.

See Note 5 to our consolidated financial statements for further information.

Our Liquidity and Capital Resources

We believe that our cash generating capability and financial condition, together with our revolving credit facilities, working capital lines and other available methods of debt financing, such as commercial paper borrowings and long-term debt financing, will be adequate to meet our operating, investing and financing needs, including with respect to our net capital spending plans. Our primary sources of liquidity include cash from operations, pre-tax cash proceeds of approximately $3.5 billion from the Juice Transaction, proceeds obtained from issuances of commercial paper and long-term debt, and cash and cash equivalents. These sources of cash are available to fund cash outflows that have both a short- and long-term component, including debt repayments and related interest payments; payments for acquisitions; operating leases; purchase, marketing, and other contractual commitments, including capital expenditures and the transition tax liability under the TCJ Act. In addition, these sources of cash fund other cash outflows including anticipated dividend payments and share repurchases. We do not have guarantees or off-balance sheet financing arrangements, including variable interest entities, that we believe could have a material impact on our liquidity. See "Item 1A. Risk Factors," "Our Business Risks" and Note 8 to our consolidated financial statements for further information.

Our sources and uses of cash were not materially adversely impacted by the Russia-Ukraine conflict and, to date, we have not identified any material liquidity deficiencies as a result of the conflict. Based on the information currently available to us, we do not expect the impact of the Russia-Ukraine conflict to have a material impact on our future liquidity. We will continue to monitor and assess the impact the Russia-Ukraine conflict may have on our business and financial results. See "Item 1A. Risk Factors," "Our Business Risks" and Note 1 to our consolidated financial statements for further information related to the impact of the Russia-Ukraine conflict on our business and financial results.

As of December 31, 2022, cash, cash equivalents and short-term investments in our consolidated subsidiaries subject to currency controls or currency exchange restrictions were not material.

The TCJ Act imposed a one-time mandatory transition tax on undistributed international earnings. As of December 31, 2022, our mandatory transition tax liability was $2.6 billion, which must be paid through 2026 under the provisions of the TCJ Act; we currently expect to pay approximately $309 million of this liability in 2023. Any additional guidance issued by the IRS may impact our recorded amounts for this transition tax liability. See Note 5 to our consolidated financial statements for further discussion of the TCJ Act.

As part of our evolving market practices, we work with our suppliers to optimize our terms and conditions, which include the extension of payment terms. Our current payment terms with a majority of our suppliers generally range from 60 to 90 days, which we deem to be commercially reasonable. We will continue to monitor economic conditions and market practice working with our suppliers to adjust as necessary. We also maintain voluntary supply chain finance agreements with several participating global financial institutions. Under these agreements, our suppliers, at their sole discretion, may elect to sell their accounts receivable with PepsiCo to these participating global financial institutions. Supplier participation in these financing arrangements is voluntary. Our suppliers negotiate their financing agreements directly with the respective global financial institutions and we are not a party to these agreements. These financing arrangements allow participating suppliers to leverage PepsiCo's creditworthiness in establishing credit spreads and associated costs, which generally provides our suppliers with more favorable terms than they would be able to secure on their own. Neither PepsiCo nor any of its subsidiaries provide any guarantees to any third party in connection with these financing arrangements. We have no economic interest in our suppliers' decision to participate in these agreements. Our obligations to our suppliers, including amounts due and scheduled payment terms, are not impacted. All outstanding amounts related to suppliers participating in such financing arrangements are recorded within accounts payable and other current liabilities in our consolidated balance sheet. We were informed by the participating financial institutions that as of both December 31, 2022 and December 25, 2021, $1.5 billion of our accounts payable to suppliers who participate in these financing arrangements are outstanding. These supply chain finance arrangements did not have a material impact on our liquidity or capital resources in the periods presented and we do not expect such arrangements to have a material impact on our liquidity or capital resources for the foreseeable future.

Furthermore, our cash provided from operating activities is somewhat impacted by seasonality. Working capital needs are impacted by weekly sales, which are generally highest in the third quarter due to seasonal and holiday-related patterns and generally lowest in the first quarter. On a continuing basis, we consider various transactions to increase shareholder value and enhance our business results, including acquisitions, divestitures, joint ventures, dividends, share repurchases, productivity and other efficiency initiatives and other structural changes. These transactions may result in future cash proceeds or payments.

The table below summarizes our cash activity:

	2022	2021
Net cash provided by operating activities	$ 10,811	$ 11,616
Net cash used for investing activities	$ (2,430)	$ (3,269)
Net cash used for financing activities	$ (8,523)	$(10,780)

Operating Activities

In 2022, net cash provided by operating activities was $10.8 billion, compared to $11.6 billion in the prior year. The decrease in operating cash flow primarily reflects unfavorable working capital comparisons and higher net cash tax payments, partially offset by favorable operating profit performance and lower pre-tax pension and retiree medical plan contributions in the current year.

Investing Activities

In 2022, net cash used for investing activities was $2.4 billion, primarily reflecting net capital spending of $5.0 billion and our investment in Celsius Holdings, Inc. (Celsius) convertible preferred stock and agreement to distribute Celsius energy drinks of $0.8 billion, partially offset by proceeds associated with the Juice Transaction of $3.5 billion.

In 2021, net cash used for investing activities was $3.3 billion, primarily reflecting net capital spending of $4.5 billion, partially offset by maturities of short-term investments with maturities greater than three months of $1.1 billion.

See Note 1 to our consolidated financial statements for further discussion of capital spending by division; see Notes 4 and 9 to our consolidated financial statements for further discussion of our agreement with and investment in Celsius; and see Note 13 to our consolidated financial statements for further discussion of our acquisitions.

We regularly review our plans with respect to net capital spending, including in light of the ongoing uncertainty caused by the Russia-Ukraine conflict on our business, and believe that we have sufficient liquidity to meet our net capital spending needs.

Financing Activities

In 2022, net cash used for financing activities was $8.5 billion, primarily reflecting the return of operating cash flow to our shareholders through dividend payments of $6.2 billion and share repurchases of $1.5 billion, payments of long-term debt borrowings of $2.5 billion and debt redemptions/cash tender offers of $1.7 billion, partially offset by proceeds from issuances of long-term debt of $3.4 billion.

In 2021, net cash used for financing activities was $10.8 billion, primarily reflecting the return of operating cash flow to our shareholders largely through dividend payments of $5.8 billion, cash tender offers/debt redemption of $4.8 billion, payments of long-term debt borrowings of $3.5 billion and payments of acquisition-related contingent consideration of $0.8 billion, partially offset by proceeds from issuances of long-term debt of $4.1 billion.

See Note 8 to our consolidated financial statements for further discussion of debt obligations.

We annually review our capital structure with our Board, including our dividend policy and share repurchase activity. On February 10, 2022, we announced a share repurchase program providing for the repurchase of up to $10.0 billion of PepsiCo common stock which commenced on February 11, 2022 and will expire on February 28, 2026. In addition, on February 9, 2023, we announced a 10.0% increase in our annualized dividend to $5.06 per share from $4.60 per share, effective with the dividend expected to be paid in June 2023. We expect to return a total of approximately $7.7 billion to shareholders in 2023, comprising dividends of approximately $6.7 billion and share repurchases of approximately $1.0 billion.

Free Cash Flow

The table below reconciles net cash provided by operating activities, as reflected on our cash flow statement, to our free cash flow. Free cash flow is a non-GAAP financial measure. For further information on free cash flow, see "Non-GAAP Measures."

	2022	2021	Change
Net cash provided by operating activities, GAAP measure	$ 10,811	$ 11,616	(7)%
Capital spending	(5,207)	(4,625)	
Sales of property, plant and equipment	251	166	
Free cash flow, non-GAAP measure	$ 5,855	$ 7,157	(18)%

We use free cash flow primarily for acquisitions and financing activities, including debt repayments, dividends and share repurchases. We expect to continue to return free cash flow to our shareholders primarily through dividends and share repurchases while maintaining Tier 1 commercial paper access, which we believe will facilitate appropriate financial flexibility and ready access to global capital and credit markets at favorable interest rates. However, see "Item 1A. Risk Factors" and "Our Business Risks" for certain factors that may impact our credit ratings or our operating cash flows.

Any downgrade of our credit ratings by a credit rating agency, especially any downgrade to below investment grade, whether or not as a result of our actions or factors which are beyond our control, could increase our future borrowing costs and impair our ability to access capital and credit markets on terms commercially acceptable to us, or at all. In addition, any downgrade of our current short-term credit ratings could impair our ability to access the commercial paper market with the same flexibility that we have experienced historically, and therefore require us to rely more heavily on more expensive types of debt financing. See "Item 1A. Risk Factors," "Our Business Risks" and Note 8 to our consolidated financial statements for further information.

Material Changes in Line Items in Our Consolidated Financial Statements

Material changes in line items in our consolidated statement of income are discussed in "Results of Operations – Consolidated Review," "Results of Operations – Division Review" and "Items Affecting Comparability."

Material changes in line items in our consolidated statement of cash flows are discussed in "Our Liquidity and Capital Resources."

Material changes in line items in our consolidated balance sheet are discussed below:

	2022 Change[a]
Decrease in cash and cash equivalents [b]	$ (0.6)
Increase in accounts and notes receivable, net [c]	$ 1.5
Increase in inventories [d]	$ 0.9
Decrease in assets held for sale [e]	$ (1.8)
Increase in property, plant and equipment, net [f]	$ 1.9
Decrease in other indefinite-lived intangible assets [g]	$ (2.8)
Increase in investments in noncontrolled affiliates [h]	$ 0.7
Increase in other assets [i]	$ 0.8
Decrease in short-term debt obligations [j]	$ (0.9)
Increase in accounts payable and other current liabilities [k]	$ 2.2
Decrease in liabilities held for sale [e]	$ (0.8)
Decrease in deferred income taxes [l]	$ (0.7)
Decrease in other liabilities [m]	$ (0.8)

(a) In billions.
(b) See consolidated statement of cash flows.
(c) Primarily reflects strong revenue performance across much of our portfolio in 2022. See Note 14 to our consolidated financial statements for further information.
(d) Primarily reflects higher commodity costs in 2022. See Note 14 to our consolidated financial statements for further information.
(e) Reflects closing of the Juice Transaction. See Note 13 to our consolidated financial statements for further information.
(f) Primarily reflects capital spending, partially offset by depreciation. See Notes 1 and 14 to our consolidated financial statements for further information.
(g) Primarily reflects impairments. See Notes 1 and 4 to our consolidated financial statements for further information.
(h) Primarily reflects closing of the Juice Transaction. See Note 13 to our consolidated financial statements for further information.
(i) Primarily reflects our investment in Celsius convertible preferred stock. See Note 9 to our consolidated financial statements for further information.
(j) Primarily reflects debt payments and redemptions, partially offset by debt maturing within one year. See Note 8 to our consolidated financial statements for further information.
(k) Primarily reflects higher commodity costs and capital expenditures in 2022. See Note 14 to our consolidated financial statements for further information.
(l) Primarily reflects certain impairments and the capitalization of research and development expenses under the TCJ Act, partially offset by the deferred tax impacts of our Juice Transaction. See Note 5 to our consolidated financial statements for further information.
(m) Primarily reflects changes related to pension and retiree medical plans. See Note 7 to our consolidated financial statements for further information.

Material changes in equity line items are discussed in our consolidated statement of equity and notes 7 and 11 to our consolidated financial statements.

Return on Invested Capital

ROIC is a non-GAAP financial measure. For further information on ROIC, see "Non-GAAP Measures."

	2022	2021
Net income attributable to PepsiCo	$ 8,910	$ 7,618
Interest expense	1,119	1,988
Tax on interest expense	(248)	(441)
	$ 9,781	$ 9,165
Average debt obligations [a]	$ 39,595	$ 42,341
Average common shareholders' equity [b]	17,785	14,924
Average invested capital	$ 57,380	$ 57,265
ROIC, non-GAAP measure	17.0 %	16.0 %

(a) Includes a quarterly average of short-term and long-term debt obligations.
(b) Includes a quarterly average of common stock, capital in excess of par value, retained earnings, accumulated other comprehensive loss and repurchased common stock.

The table below reconciles ROIC as calculated above to net ROIC, excluding items affecting comparability.

	2022	2021
ROIC, non-GAAP measure	17.0 %	16.0 %
Impact of:		
Average cash, cash equivalents and short-term investments	2.1	2.2
Interest income	(0.3)	(0.2)
Tax on interest income	0.1	—
Mark-to-market net impact	0.1	0.1
Restructuring and impairment charges	0.3	0.2
Acquisition and divestiture-related charges	0.1	(0.1)
Gain associated with the Juice Transaction	(3.3)	—
Impairment and other charges	3.7	—
Pension and retiree medical-related impact	0.3	(0.1)
Charge related to cash tender offers	(0.2)	—
Tax benefit related to the IRS audit	(0.4)	—
Tax expense related to the TCJ Act	0.1	0.3
Core Net ROIC, non-GAAP measure	19.6 %	18.4 %

OUR CRITICAL ACCOUNTING POLICIES AND ESTIMATES

An appreciation of our critical accounting policies and estimates is necessary to understand our financial results. These policies may require management to make difficult and subjective judgments regarding uncertainties, including the business and economic uncertainty resulting from the Russia-Ukraine conflict and the high interest rate and inflationary cost environment, and as a result, such estimates may significantly impact our financial results. The precision of these estimates and the likelihood of future changes depend on a number of underlying variables and a range of possible outcomes. We applied our critical accounting policies and estimation methods consistently in all material respects and for all periods presented. We have discussed our critical accounting policies and estimates with our Audit Committee.

Our critical accounting policies and estimates are:

- revenue recognition;
- goodwill and other intangible assets;
- income tax expense and accruals; and
- pension and retiree medical plans.

Revenue Recognition

We recognize revenue when our performance obligation is satisfied. Our primary performance obligation (the distribution and sales of beverage and convenient food products) is satisfied upon the shipment or delivery of products to our customers, which is also when control is transferred. The transfer of control of products to our customers is typically based on written sales terms that do not allow for a right of return. However, our policy for DSD, including certain chilled products, is to remove and replace damaged and out-of-date products from store shelves to ensure that consumers receive the product quality and freshness they expect. Similarly, our policy for certain warehouse-distributed products is to replace damaged and out-of-date products. As a result, we record reserves, based on estimates, for anticipated damaged and out-of-date products.

Our products are sold for cash or on credit terms. Our credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery in the United States, and generally within 30 to 90 days internationally, and may allow discounts for early payment.

We estimate and reserve for our expected credit loss exposure based on our experience with past due accounts and collectibility, write-off history, the aging of accounts receivable, our analysis of customer data, and forward-looking information (including the expected impact of a high interest rate and inflationary cost environment), leveraging estimates of creditworthiness and projections of default and recovery rates for certain of our customers.

Our policy is to provide customers with product when needed. In fact, our commitment to freshness and product dating serves to regulate the quantity of product shipped or delivered. In addition, DSD products are placed on the shelf by our employees with customer shelf space and storerooms limiting the quantity of product. For product delivered through other distribution networks, we monitor customer inventory levels.

As discussed in "Our Customers" in "Item 1. Business," we offer sales incentives and discounts through various programs to customers and consumers. Total marketplace spending includes sales incentives, discounts, advertising and other marketing activities. Sales incentives and discounts are primarily accounted for as a reduction of revenue and include payments to customers for performing activities on our behalf, such as payments for in-store displays, payments to gain distribution of new products, payments for shelf space and discounts to promote lower retail prices. Sales incentives and discounts also include support provided to our independent bottlers through funding of advertising and other marketing activities.

A number of our sales incentives, such as bottler funding to independent bottlers and customer volume rebates, are based on annual targets, and accruals are established during the year, as products are delivered, for the expected payout, which may occur after year-end once reconciled and settled. These accruals are based on contract terms and our historical experience with similar programs and require management judgment with respect to estimating customer and consumer participation and performance levels. Differences between estimated expense and actual incentive costs are normally insignificant and are recognized in earnings in the period such differences are determined. In addition, certain advertising and marketing costs are also based on annual targets and recognized during the year as incurred.

See Note 2 to our consolidated financial statements for further information on our revenue recognition and related policies, including total marketplace spending.

Goodwill and Other Intangible Assets

We sell products under a number of brand names, many of which were developed by us. Brand development costs are expensed as incurred. We also purchase brands and other intangible assets in acquisitions. In a business combination, the consideration is first assigned to identifiable assets and liabilities, including brands and other intangible assets, based on estimated fair values, with any excess recorded as goodwill. Determining fair value requires significant estimates and assumptions, including those related to the Russia-Ukraine conflict and a high interest rate and inflationary cost environment, based on an evaluation of a number of factors, such as marketplace participants, product life cycles, market share, consumer awareness, brand history and future expansion expectations, amount and timing of future cash flows and the discount rate applied to the cash flows.

We believe that a brand has an indefinite life if it has a history of strong revenue and cash flow performance and we have the intent and ability to support the brand with marketplace spending for the foreseeable future. If these indefinite-lived brand criteria are not met, brands are amortized over their expected useful lives, which generally range from 20 to 40 years. Determining the expected life of a brand requires management judgment and is based on an evaluation of a number of factors, including market share, consumer awareness, brand history, future expansion expectations and regulatory restrictions, as well as the macroeconomic environment of the countries in which the brand is sold.

In connection with previous acquisitions, we reacquired certain franchise rights which provided the exclusive and perpetual rights to manufacture and/or distribute beverages for sale in specified territories. In determining the useful life of these franchise rights, many factors were considered, including the pre-existing perpetual bottling arrangements, the indefinite period expected for these franchise rights to contribute to our future cash flows, as well as the lack of any factors that would limit the useful life of these franchise rights to us, including legal, regulatory, contractual, competitive, economic or other factors. Therefore, certain of these franchise rights are considered as indefinite-lived. Franchise rights that are not considered indefinite-lived are amortized over the remaining contractual period of the contract in which the right was granted.

Indefinite-lived intangible assets and goodwill are not amortized and, as a result, are assessed for impairment at least annually, using either a qualitative or quantitative approach. We perform this annual assessment during our third quarter, or more frequently if circumstances indicate that the carrying value may not be recoverable. Where we use the qualitative assessment, first we determine if, based on qualitative factors, it is more likely than not that an impairment exists. Factors considered include macroeconomic conditions (including those related to the Russia-Ukraine conflict and a high interest rate and inflationary cost environment), industry and competitive conditions, legal and regulatory environment, historical financial performance and significant changes in the brand or reporting unit. If the qualitative assessment indicates that it is more likely than not that an impairment exists, then a quantitative assessment is performed.

In the quantitative assessment for indefinite-lived intangible assets and goodwill, an assessment is performed to determine the fair value of the indefinite-lived intangible asset and the reporting unit, respectively. Estimated fair value is determined using discounted cash flows and requires an analysis of several estimates including future cash flows or income consistent with management's strategic business plans, annual sales growth rates, perpetuity growth assumptions and the selection of assumptions underlying a discount rate (weighted-average cost of capital) based on market data available at the time. Significant management judgment is necessary to estimate the impact of competitive operating, macroeconomic and other factors (including those related to the Russia-Ukraine conflict and a high interest rate and inflationary cost environment) to estimate future levels of sales, operating profit or cash flows. All assumptions used in our impairment evaluations for indefinite-lived intangible assets and goodwill, such as forecasted growth rates (including perpetuity growth assumptions) and weighted-average cost of capital, are based on the best available market information and are consistent with our internal forecasts and operating plans. A deterioration in these assumptions could adversely impact our results. These assumptions could be adversely impacted by certain of the risks described in "Item 1A. Risk Factors" and "Our Business Risks."

In 2022, we recorded $1.3 billion ($1.1 billion after-tax or $0.78 per share) of indefinite-lived intangible asset impairment charges related to the SodaStream brand in Europe. As a result, its carrying value as of December 31, 2022 is equal to its fair value and the brand is at a heightened risk of future impairment if certain assumptions and estimates were to change. For example, a mutually exclusive 100-basis-point increase in the discount rate and a 100-basis-point decrease in the perpetuity growth rate used to estimate the fair value of the SodaStream brand would result in an additional estimated impairment charge of approximately $0.2 billion and $0.1 billion, respectively. We will continue to monitor the performance of the SodaStream brand and goodwill, as well as all of our indefinite-lived intangible assets.

Amortizable intangible assets are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. If an evaluation of the undiscounted future cash flows indicates impairment, the asset is written down to its estimated fair value, which is based on its discounted future cash flows.

See Notes 2 and 4 to our consolidated financial statements for further information.

Income Tax Expense and Accruals

Our annual tax rate is based on our income, statutory tax rates and tax structure and transactions, including transfer pricing arrangements, available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our annual tax rate and in evaluating our tax positions. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are subject to challenge and that we likely will not succeed. We adjust these reserves, as well as the related interest, in light of changing facts and circumstances, such as the progress of a tax audit, new tax laws, relevant court cases or tax authority settlements. See "Item 1A. Risk Factors" for further discussion.

An estimated annual effective tax rate is applied to our quarterly operating results. In the event there is a significant or unusual item recognized in our quarterly operating results, the tax attributable to that item is separately calculated and recorded at the same time as that item. We consider the tax adjustments from the resolution of prior-year tax matters to be among such items.

Tax law requires items to be included in our tax returns at different times than the items are reflected in our consolidated financial statements. As a result, our annual tax rate reflected in our consolidated financial statements is different than that reported in our tax returns (our cash tax rate). Some of these differences are permanent, such as expenses that are not deductible in our tax return, and some differences reverse over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax returns in future years for which we have already recorded the tax benefit on our consolidated financial statements. We establish valuation allowances for our deferred tax assets if, based on the available evidence, it is not more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax liabilities generally represent tax expense recognized in our consolidated financial statements for which payment has been deferred, or expense for which we have already taken a deduction in our tax return but have not yet recognized as expense in our consolidated financial statements.

In 2022, our annual tax rate was 16.1% compared to 21.8% in 2021. See "Other Consolidated Results" for further information.

See Note 5 to our consolidated financial statements for further information.

Pension and Retiree Medical Plans

Our pension plans cover certain employees in the United States and certain international employees. Benefits are determined based on either years of service or a combination of years of service and earnings. Certain U.S. and Canada retirees are also eligible for medical and life insurance benefits (retiree medical) if they meet age and service requirements. Generally, our share of retiree medical costs is capped at specified dollar amounts, which vary based upon years of service, with retirees contributing the remainder of the cost. In addition, we have been phasing out certain subsidies of retiree medical benefits.

See "Items Affecting Comparability" and Note 7 to our consolidated financial statements for information about changes and settlements within our pension plans.

Our Assumptions

The determination of pension and retiree medical expenses and obligations requires the use of assumptions to estimate the amount of benefits that employees earn while working, as well as the present value of those benefits. Annual pension and retiree medical expense amounts are principally based on four components: (1) the value of benefits earned by employees for working during the year (service cost), (2) the increase in the projected benefit obligation due to the passage of time (interest cost), and (3) other gains and losses as discussed in Note 7 to our consolidated financial statements, reduced by (4) the expected return on assets for our funded plans.

Significant assumptions used to measure our annual pension and retiree medical expenses include:

- certain employee-related demographic factors, such as turnover, retirement age and mortality;
- the expected rate of return on assets in our funded plans;
- the spot rates along the yield curve used to determine service and interest costs and the present value of liabilities;
- for pension expense, the rate of salary increases for plans where benefits are based on earnings; and
- for retiree medical expense, health care cost trend rates.

Certain assumptions reflect our historical experience and management's best judgment regarding future expectations. All actuarial assumptions are reviewed annually, except in the case of an interim remeasurement due to a significant event such as a curtailment or settlement. Due to the significant management judgment involved, these assumptions could have a material impact on the measurement of our pension and retiree medical expenses and obligations.

At each measurement date, the discount rates are based on interest rates for high-quality, long-term corporate debt securities with maturities comparable to those of our liabilities. Our U.S. obligation and pension and retiree medical expense is based on the discount rates determined using the Mercer Above Mean Curve. This curve includes bonds that closely match the timing and amount of our expected benefit payments and reflects the portfolio of investments we would consider to settle our liabilities.

See Note 7 to our consolidated financial statements for information about the expected rate of return on plan assets and our plans' investment strategy. Although we review our expected long-term rates of return on an annual basis, our asset returns in a given year do not significantly influence our evaluation of long-term rates of return.

The health care trend rate used to determine our retiree medical plans' obligation and expense is reviewed annually. Our review is based on our claims experience, information provided by our health plans and actuaries, and our knowledge of the health care industry. Our review of the trend rate considers factors such as demographics, plan design, new medical technologies and changes in medical carriers.

Weighted-average assumptions for pension and retiree medical expense are as follows:

	2023	2022	2021
Pension			
Service cost discount rate [a]	**5.5 %**	3.2 %	2.6 %
Interest cost discount rate [a]	**5.4 %**	2.9 %	1.9 %
Expected rate of return on plan assets [a]	**7.0 %**	6.3 %	6.2 %
Expected rate of salary increases	**3.3 %**	3.1 %	3.1 %
Retiree medical			
Service cost discount rate	**5.4 %**	2.8 %	2.3 %
Interest cost discount rate	**5.3 %**	2.1 %	1.6 %
Expected rate of return on plan assets	**7.1 %**	5.7 %	5.4 %
Current health care cost trend rate	**5.5 %**	5.8 %	5.5 %

(a)   2022 rates reflect remeasurement of a U.S. qualified defined benefit pension plan in the second quarter of 2022.

In 2022, lump sum distributions exceeded the total of annual service and interest cost and triggered pre-tax settlement charges for certain U.S defined pension plans. In addition, we expect the recognition of fixed income losses on plan assets, partially offset by higher discount rates, to increase our pension and retiree medical expense in 2023.

Sensitivity of Assumptions

A decrease in each of the collective discount rates or in the expected rate of return assumptions would increase expense for our benefit plans. A 25-basis-point decrease in each of the above discount rates and expected rate of return assumptions would individually increase 2023 pre-tax pension and retiree medical expense as follows:

Assumption	Amount	
Discount rates used in the calculation of expense	$	13
Expected rate of return	$	38

Funding

We make contributions to pension trusts that provide plan benefits for certain pension plans. These contributions are made in accordance with applicable tax regulations that provide for current tax deductions for our contributions and taxation to the employee only upon receipt of plan benefits. Generally, we do not fund our pension plans when our contributions would not be currently tax deductible. As our retiree medical plans are not subject to regulatory funding requirements, we generally fund these plans on a pay-as-you-go basis, although we periodically review available options to make additional contributions toward these benefits.

We made a discretionary contribution of $125 million to a U.S. qualified defined benefit plan in January 2023 and expect to make an additional $125 million in the third quarter of 2023.

Our pension and retiree medical plan contributions are subject to change as a result of many factors, such as changes in interest rates, deviations between actual and expected asset returns and changes in tax or other benefit laws. We regularly evaluate different opportunities to reduce risk and volatility associated with our pension and retiree medical plans. See Note 7 to our consolidated financial statements for our past and expected contributions and estimated future benefit payments.

Consolidated Statement of Income
PepsiCo, Inc. and Subsidiaries
Fiscal years ended December 31, 2022, December 25, 2021 and December 26, 2020
(in millions except per share amounts)

	2022	2021	2020
Net Revenue	$ 86,392	$ 79,474	$ 70,372
Cost of sales	40,576	37,075	31,797
Gross profit	45,816	42,399	38,575
Selling, general and administrative expenses	34,459	31,237	28,453
Gain associated with the Juice Transaction (see Note 13)	(3,321)	—	—
Impairment of intangible assets (see Notes 1 and 4)	3,166	—	42
Operating Profit	11,512	11,162	10,080
Other pension and retiree medical benefits income	132	522	117
Net interest expense and other	(939)	(1,863)	(1,128)
Income before income taxes	10,705	9,821	9,069
Provision for income taxes	1,727	2,142	1,894
Net income	8,978	7,679	7,175
Less: Net income attributable to noncontrolling interests	68	61	55
Net Income Attributable to PepsiCo	$ 8,910	$ 7,618	$ 7,120
Net Income Attributable to PepsiCo per Common Share			
Basic	$ 6.45	$ 5.51	$ 5.14
Diluted	$ 6.42	$ 5.49	$ 5.12
Weighted-average common shares outstanding			
Basic	1,380	1,382	1,385
Diluted	1,387	1,389	1,392

See accompanying notes to the consolidated financial statements.

Consolidated Statement of Comprehensive Income
PepsiCo, Inc. and Subsidiaries
Fiscal years ended December 31, 2022, December 25, 2021 and December 26, 2020
(in millions)

		2022		2021		2020
Net income	$	**8,978**	$	7,679	$	7,175
Other comprehensive (loss)/income, net of taxes:						
Net currency translation adjustment		**(643)**		(369)		(650)
Net change on cash flow hedges		**(158)**		155		7
Net pension and retiree medical adjustments		**389**		770		(532)
Other		**4**		22		(1)
		(408)		578		(1,176)
Comprehensive income		**8,570**		8,257		5,999
Less: Comprehensive income attributable to noncontrolling interests		**64**		61		55
Comprehensive Income Attributable to PepsiCo	$	**8,506**	$	8,196	$	5,944

See accompanying notes to the consolidated financial statements.

Consolidated Statement of Cash Flows
PepsiCo, Inc. and Subsidiaries
Fiscal years ended December 31, 2022, December 25, 2021 and December 26, 2020
(in millions)

	2022	2021	2020
Operating Activities			
Net income	$ 8,978	$ 7,679	$ 7,175
Depreciation and amortization	2,763	2,710	2,548
Gain associated with the Juice Transaction	(3,321)	—	—
Impairment and other charges	3,618	—	—
Operating lease right-of-use asset amortization	517	505	478
Share-based compensation expense	343	301	264
Restructuring and impairment charges	411	247	289
Cash payments for restructuring charges	(224)	(256)	(255)
Acquisition and divestiture-related charges	80	(4)	255
Cash payments for acquisition and divestiture-related charges	(46)	(176)	(131)
Pension and retiree medical plan expenses	419	123	408
Pension and retiree medical plan contributions	(384)	(785)	(562)
Deferred income taxes and other tax charges and credits	(873)	298	361
Tax expense related to the TCJ Act	86	190	—
Tax payments related to the TCJ Act	(309)	(309)	(78)
Change in assets and liabilities:			
Accounts and notes receivable	(1,763)	(651)	(420)
Inventories	(1,142)	(582)	(516)
Prepaid expenses and other current assets	118	159	26
Accounts payable and other current liabilities	1,842	1,762	766
Income taxes payable	57	30	(159)
Other, net	(359)	375	164
Net Cash Provided by Operating Activities	10,811	11,616	10,613
Investing Activities			
Capital spending	(5,207)	(4,625)	(4,240)
Sales of property, plant and equipment	251	166	55
Acquisitions, net of cash acquired, investments in noncontrolled affiliates and purchases of intangible and other assets	(873)	(61)	(6,372)
Proceeds associated with the Juice Transaction	3,456	—	—
Other divestitures, sales of investments in noncontrolled affiliates and other assets	49	169	6
Short-term investments, by original maturity:			
More than three months - purchases	(291)	—	(1,135)
More than three months - maturities	150	1,135	—
Three months or less, net	24	(58)	27
Other investing, net	11	5	40
Net Cash Used for Investing Activities	(2,430)	(3,269)	(11,619)

(Continued on following page)

Consolidated Statement of Cash Flows (continued)

PepsiCo, Inc. and Subsidiaries
Fiscal years ended December 31, 2022, December 25, 2021 and December 26, 2020
(in millions)

	2022	2021	2020
Financing Activities			
Proceeds from issuances of long-term debt	$ 3,377	$ 4,122	$ 13,809
Payments of long-term debt	(2,458)	(3,455)	(1,830)
Debt redemptions/cash tender offers	(1,716)	(4,844)	(1,100)
Short-term borrowings, by original maturity:			
More than three months - proceeds	1,969	8	4,077
More than three months - payments	(1,951)	(397)	(3,554)
Three months or less, net	(31)	434	(109)
Payments of acquisition-related contingent consideration	—	(773)	—
Cash dividends paid	(6,172)	(5,815)	(5,509)
Share repurchases - common	(1,500)	(106)	(2,000)
Proceeds from exercises of stock options	138	185	179
Withholding tax payments on restricted stock units (RSUs) and performance stock units (PSUs) converted	(107)	(92)	(96)
Other financing	(72)	(47)	(48)
Net Cash (Used for)/Provided by Financing Activities	(8,523)	(10,780)	3,819
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(465)	(114)	(129)
Net (Decrease)/Increase in Cash and Cash Equivalents and Restricted Cash	(607)	(2,547)	2,684
Cash and Cash Equivalents and Restricted Cash, Beginning of Year	5,707	8,254	5,570
Cash and Cash Equivalents and Restricted Cash, End of Year	$ 5,100	$ 5,707	$ 8,254

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheet

PepsiCo, Inc. and Subsidiaries
December 31, 2022 and December 25, 2021
(in millions except per share amounts)

	2022	2021
ASSETS		
Current Assets		
Cash and cash equivalents	$ 4,954	$ 5,596
Short-term investments	394	392
Accounts and notes receivable, net	10,163	8,680
Inventories	5,222	4,347
Prepaid expenses and other current assets	806	980
Assets held for sale	—	1,788
Total Current Assets	21,539	21,783
Property, Plant and Equipment, net	24,291	22,407
Amortizable Intangible Assets, net	1,277	1,538
Goodwill	18,202	18,381
Other Indefinite-Lived Intangible Assets	14,309	17,127
Investments in Noncontrolled Affiliates	3,073	2,350
Deferred Income Taxes	4,204	4,310
Other Assets	5,292	4,481
Total Assets	$ 92,187	$ 92,377
LIABILITIES AND EQUITY		
Current Liabilities		
Short-term debt obligations	$ 3,414	$ 4,308
Accounts payable and other current liabilities	23,371	21,159
Liabilities held for sale	—	753
Total Current Liabilities	26,785	26,220
Long-Term Debt Obligations	35,657	36,026
Deferred Income Taxes	4,133	4,826
Other Liabilities	8,339	9,154
Total Liabilities	74,914	76,226
Commitments and contingencies		
PepsiCo Common Shareholders' Equity		
Common stock, par value $1\frac{2}{3}$¢ per share (authorized 3,600 shares; issued, net of repurchased common stock at par value: 1,377 and 1,383 shares, respectively)	23	23
Capital in excess of par value	4,134	4,001
Retained earnings	67,800	65,165
Accumulated other comprehensive loss	(15,302)	(14,898)
Repurchased common stock, in excess of par value (490 and 484 shares, respectively)	(39,506)	(38,248)
Total PepsiCo Common Shareholders' Equity	17,149	16,043
Noncontrolling interests	124	108
Total Equity	17,273	16,151
Total Liabilities and Equity	$ 92,187	$ 92,377

See accompanying notes to the consolidated financial statements.

Consolidated Statement of Equity

PepsiCo, Inc. and Subsidiaries
Fiscal years ended December 31, 2022, December 25, 2021 and December 26, 2020
(in millions except per share amounts)

	2022 Shares	2022 Amount	2021 Shares	2021 Amount	2020 Shares	2020 Amount
Common Stock						
Balance, beginning of year	1,383	$ 23	1,380	$ 23	1,391	$ 23
Change in repurchased common stock	(6)	—	3	—	(11)	—
Balance, end of year	1,377	23	1,383	23	1,380	23
Capital in Excess of Par Value						
Balance, beginning of year		4,001		3,910		3,886
Share-based compensation expense		346		302		263
Stock option exercises, RSUs and PSUs converted		(102)		(118)		(143)
Withholding tax on RSUs and PSUs converted		(107)		(92)		(96)
Other		(4)		(1)		—
Balance, end of year		4,134		4,001		3,910
Retained Earnings						
Balance, beginning of year		65,165		63,443		61,946
Cumulative effect of accounting changes		—		—		(34)
Net income attributable to PepsiCo		8,910		7,618		7,120
Cash dividends declared - common [a]		(6,275)		(5,896)		(5,589)
Balance, end of year		67,800		65,165		63,443
Accumulated Other Comprehensive Loss						
Balance, beginning of year		(14,898)		(15,476)		(14,300)
Other comprehensive (loss)/income attributable to PepsiCo		(404)		578		(1,176)
Balance, end of year		(15,302)		(14,898)		(15,476)
Repurchased Common Stock						
Balance, beginning of year	(484)	(38,248)	(487)	(38,446)	(476)	(36,769)
Share repurchases	(9)	(1,500)	(1)	(106)	(15)	(2,000)
Stock option exercises, RSUs and PSUs converted	3	240	4	303	4	322
Other	—	2	—	1	—	1
Balance, end of year	(490)	(39,506)	(484)	(38,248)	(487)	(38,446)
Total PepsiCo Common Shareholders' Equity		17,149		16,043		13,454
Noncontrolling Interests						
Balance, beginning of year		108		98		82
Net income attributable to noncontrolling interests		68		61		55
Distributions to noncontrolling interests		(69)		(49)		(44)
Acquisitions		21		—		5
Other, net		(4)		(2)		—
Balance, end of year		124		108		98
Total Equity		$ 17,273		$ 16,151		$ 13,552

(a) Cash dividends declared per common share were $4.5250, $4.2475 and $4.0225 for 2022, 2021 and 2020, respectively.

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 — Basis of Presentation and Our Divisions

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with GAAP and include the consolidated accounts of PepsiCo, Inc. and the affiliates that we control. In addition, we include our share of the results of certain other affiliates using the equity method based on our economic ownership interest, our ability to exercise significant influence over the operating or financial decisions of these affiliates or our ability to direct their economic resources. We do not control these other affiliates, as our ownership in these other affiliates is generally 50% or less. Intercompany balances and transactions are eliminated. As a result of exchange restrictions and other operating restrictions, we do not have control over our Venezuelan subsidiaries. As such, our Venezuelan subsidiaries are not included within our consolidated financial results for any period presented.

Raw materials, direct labor and plant overhead, as well as purchasing and receiving costs, costs directly related to production planning, inspection costs and raw materials handling facilities, are included in cost of sales. The costs of moving, storing and delivering finished product, including merchandising activities, are included in selling, general and administrative expenses.

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Estimates are used in determining, among other items, sales incentives accruals, tax reserves, share-based compensation, pension and retiree medical accruals, amounts and useful lives for intangible assets and future cash flows associated with impairment testing for indefinite-lived intangible assets, goodwill and other long-lived assets. We evaluate our estimates on an ongoing basis using our historical experience, as well as other factors we believe appropriate under the circumstances, such as current economic conditions, and adjust or revise our estimates as circumstances change. Additionally, the business and economic uncertainty resulting from the Russia-Ukraine conflict and the high interest rate and inflationary cost environment has made such estimates and assumptions more difficult to calculate. As future events and their effect cannot be determined with precision, actual results could differ significantly from those estimates.

Our fiscal year ends on the last Saturday of each December, resulting in a 53rd reporting week every five or six years, including in our 2022 financial results. While our North America financial results are reported on a weekly calendar basis, substantially all of our international operations reported on a monthly calendar basis prior to the fourth quarter of 2021. Beginning in the fourth quarter of 2021, all of our international operations reported on a monthly calendar basis. This change did not have a material impact on our consolidated financial statements. The following chart details our quarterly reporting schedule for 2022, reflecting the additional week in the fourth quarter:

Quarter	United States and Canada	International
First Quarter	12 weeks	January, February
Second Quarter	12 weeks	March, April and May
Third Quarter	12 weeks	June, July and August
Fourth Quarter	17 weeks	September, October, November and December

Unless otherwise noted, tabular dollars are in millions, except per share amounts. All per share amounts reflect common per share amounts, assume dilution unless otherwise noted, and are based on unrounded amounts. Certain reclassifications were made to the prior year's consolidated financial statements to conform to the current year presentation.

Our Divisions

We are organized into seven reportable segments (also referred to as divisions), as follows:

1) Frito-Lay North America (FLNA), which includes our branded convenient food businesses in the United States and Canada;

2) Quaker Foods North America (QFNA), which includes our branded convenient food businesses, such as cereal, rice, pasta and other branded food, in the United States and Canada;

3) PepsiCo Beverages North America (PBNA), which includes our beverage businesses in the United States and Canada;

4) Latin America (LatAm), which includes all of our beverage and convenient food businesses in Latin America;

5) Europe, which includes all of our beverage and convenient food businesses in Europe;

6) Africa, Middle East and South Asia (AMESA), which includes all of our beverage and convenient food businesses in Africa, the Middle East and South Asia; and

7) Asia Pacific, Australia, and New Zealand and China region (APAC), which includes all of our beverage and convenient food businesses in Asia Pacific, Australia and New Zealand, and China region.

Through our operations, authorized bottlers, contract manufacturers and other third parties, we make, market, distribute and sell a wide variety of beverages and convenient foods, serving customers and consumers in more than 200 countries and territories with our largest operations in the United States, Mexico, Russia, Canada, China, the United Kingdom and South Africa.

The accounting policies for the divisions are the same as those described in Note 2, except for the following allocation methodologies:

- share-based compensation expense;
- pension and retiree medical expense; and
- derivatives.

Share-Based Compensation Expense

Our divisions are held accountable for share-based compensation expense and, therefore, this expense is allocated to our divisions as an incremental employee compensation cost.

The allocation of share-based compensation expense of each division is as follows:

	2022	2021	2020
FLNA	**13 %**	13 %	13 %
QFNA	**1 %**	1 %	1 %
PBNA	**20 %**	19 %	18 %
LatAm	**6 %**	5 %	6 %
Europe	**11 %**	13 %	16 %
AMESA	**5 %**	6 %	6 %
APAC	**3 %**	2 %	2 %
Corporate unallocated expenses	**41 %**	41 %	38 %

The expense allocated to our divisions excludes any impact of changes in our assumptions during the year which reflect market conditions over which division management has no control. Therefore, any variances between allocated expense and our actual expense are recognized in corporate unallocated expenses.

Pension and Retiree Medical Expense

Pension and retiree medical service costs measured at fixed discount rates are reflected in division results. The variance between the fixed discount rate used to determine the service cost reflected in division results and the discount rate as disclosed in Note 7 is reflected in corporate unallocated expenses.

Derivatives

We centrally manage commodity derivatives on behalf of our divisions. These commodity derivatives include agricultural products, energy and metals. Commodity derivatives that do not qualify for hedge accounting treatment are marked to market each period with the resulting gains and losses recorded in corporate unallocated expenses as either cost of sales or selling, general and administrative expenses, depending on the underlying commodity. These gains and losses are subsequently reflected in division results when the divisions recognize the cost of the underlying commodity in operating profit. Therefore, the divisions realize the economic effects of the derivative without experiencing any resulting mark-to-market volatility, which remains in corporate unallocated expenses. These derivatives hedge underlying commodity price risk and were not entered into for trading or speculative purposes.

Net Revenue and Operating Profit/(Loss)

Net revenue and operating profit/(loss) of each division are as follows:

	Net Revenue			Operating Profit/(Loss)		
	2022	2021	2020	2022[a]	2021	2020
FLNA	$ 23,291	$ 19,608	$ 18,189	$ 6,135	$ 5,633	$ 5,340
QFNA	3,160	2,751	2,742	604	578	669
PBNA [b]	26,213	25,276	22,559	5,426	2,442	1,937
LatAm	9,779	8,108	6,942	1,627	1,369	1,033
Europe [b]	12,724	13,038	11,922	(1,380)	1,292	1,353
AMESA [c]	6,438	6,078	4,573	666	858	600
APAC [c]	4,787	4,615	3,445	537	673	590
Total division	86,392	79,474	70,372	13,615	12,845	11,522
Corporate unallocated expenses	—	—	—	(2,103)	(1,683)	(1,442)
Total	$ 86,392	$ 79,474	$ 70,372	$ 11,512	$ 11,162	$ 10,080

(a) See below for impairment and other charges taken related to the Russia-Ukraine conflict, brand portfolio impairment and other impairment.

(b) In 2022, we recorded a gain of $3,029 million and $292 million in our PBNA and Europe divisions, respectively, associated with the Juice Transaction. The total after-tax amount was $2,888 million or $2.08 per share. See Note 13 for further information.

(c) In 2021, the increase in net revenue in our AMESA and APAC divisions reflect our acquisitions of Pioneer Foods and Be & Cheery, respectively. See Note 13 for further information.

Disaggregation of Net Revenue

Our primary performance obligation is the distribution and sales of beverage and convenient food products to our customers. The following table reflects the approximate percentage of net revenue generated between our beverage business and our convenient food business for each of our international divisions, as well as our consolidated net revenue:

	2022		2021		2020	
	Beverages[a]	Convenient Foods	Beverages[a]	Convenient Foods	Beverages[a]	Convenient Foods
LatAm	10 %	90 %	10 %	90 %	10 %	90 %
Europe	50 %	50 %	55 %	45 %	55 %	45 %
AMESA	30 %	70 %	30 %	70 %	30 %	70 %
APAC	25 %	75 %	20 %	80 %	25 %	75 %
PepsiCo	40 %	60 %	45 %	55 %	45 %	55 %

(a) Beverage revenue from company-owned bottlers, which primarily includes our consolidated bottling operations in our PBNA and Europe divisions, is approximately 35% of our consolidated net revenue in 2022 and approximately 40% of our consolidated net revenue in 2021 and 2020. Generally, our finished goods beverage operations produce higher net revenue, but lower operating margins as compared to concentrate sold to authorized bottling partners for the manufacture of finished goods beverages

Impairment and Other Charges

We recognized Russia-Ukraine conflict charges, brand portfolio impairment charges and other impairment charges as described below.

A summary of pre-tax charges taken in 2022 in our Europe division as a result of the Russia-Ukraine conflict is as follows:

	Russia-Ukraine conflict charges			
	Cost of sales	Selling, general and administrative expenses	Impairment of intangible assets[a]	Total
Impairment charges related to intangible assets	$ —	$ —	$ 1,198	$ 1,198
Impairment charges related to property, plant and equipment	103	22	—	125
Allowance for expected credit losses	—	12	—	12
Allowance for inventory write downs	28	1	—	29
Other	9	42	—	51
Total	$ 140	$ 77	$ 1,198	$ 1,415
After-tax amount				$ 1,124
Impact on net income attributable to PepsiCo per common share				$ (0.81)

(a) See Note 4 for further information. For information on our policies for indefinite-lived intangible assets, see Note 2.

A summary of pre-tax charges taken in 2022 as a result of our decision to reposition or discontinue the sale/distribution of certain brands and to sell an investment is as follows:

	Cost of sales	Selling, general and administrative expenses	Impairment of intangible assets[a]	Total	
	Brand portfolio impairment charges				
PBNA	$ 26	$ 8	$ 126	$ 160	Impairment and other charges associated with distribution rights and inventory due to the termination of Bang energy drinks distribution agreement
LatAm	—	35	36	71	Loss on sale and impairment of intangible assets related to the sale of certain non-strategic brands
Europe	1	10	242	253	Primarily impairment of intangible assets related to the discontinuation or repositioning of certain juice and dairy brands in Russia
AMESA	29	121	9	159	Primarily impairment of investment, property, plant and equipment and intangible assets related to the sale or discontinuation of non-strategic investment and brands
APAC	5	—	—	5	Impairment of property, plant and equipment related to the discontinuation of a non-strategic brand in China
Total	$ 61	$ 174	$ 413	$ 648	
After-tax amount				$ 522	
Impact on net income attributable to PepsiCo per common share				$ (0.38)	

(a) See Note 4 for further information. For information on our policies for indefinite-lived intangible assets, see Note 2.

A summary of pre-tax impairment charges taken in 2022 as a result of our quantitative assessments of certain of our indefinite-lived intangible assets is as follows:

	Impairment of intangible assets[a]	
	Other impairment charges	
FLNA	$ 88	Related to a baked fruit convenient food brand
Europe	1,264	Related to the SodaStream brand
AMESA	31	Primarily related to certain juice brands from the Pioneer Foods acquisition
APAC	172	Related to the Be & Cheery brand
Total	$ 1,555	
After-tax amount	$ 1,301	
Impact on net income attributable to PepsiCo per common share	$ (0.94)	

(a) See Note 4 for further information. For information on our policies for indefinite-lived intangible assets, see Note 2.

COVID-19 Charges

Operating profit includes certain pre-tax charges taken as a result of the COVID-19 pandemic related to incremental employee compensation costs, such as certain leave benefits and labor costs, employee protection costs, allowances for expected credit losses and upfront payments to customers and their related adjustments for changes in estimates as conditions improve, inventory write-downs, product returns and other expenses. These pre-tax charges by division are as follows:

	COVID-19 charges		
	2022	2021	2020
FLNA	$ 25	$ 56	$ 229
QFNA	1	2	15
PBNA [(a)]	23	(11)	304
LatAm	15	64	102
Europe	5	21	88
AMESA	5	7	33
APAC	21	9	3
Total	$ 95	$ 148	$ 774

(a) Income amount primarily relates to adjustments for changes in estimates of allowances for expected credit losses and upfront payments to customers, due to improved projected default rates and lower at-risk balances.

Corporate Unallocated Expenses

Corporate unallocated expenses include costs of our corporate headquarters, centrally managed initiatives such as commodity derivative gains and losses, foreign exchange transaction gains and losses, our ongoing business transformation initiatives, unallocated research and development costs, unallocated insurance and benefit programs, tax-related contingent consideration, certain acquisition and divestiture-related charges, certain gains and losses on equity investments, as well as certain other items.

Other Division Information

Total assets and capital spending of each division are as follows:

	Total Assets		Capital Spending		
	2022	2021	**2022**	2021	2020
FLNA	$ 11,042	$ 9,763	$ 1,464	$ 1,411	$ 1,189
QFNA	1,245	1,101	93	92	85
PBNA	40,286	37,801	1,714	1,275	1,245
LatAm	7,886	7,272	581	461	390
Europe	16,230	18,472	668	752	730
AMESA	6,143	6,125	307	325	252
APAC	5,452	5,654	241	203	230
Total division	88,284	86,188	5,068	4,519	4,121
Corporate [(a)]	3,903	6,189	139	106	119
Total	$ 92,187	$ 92,377	$ 5,207	$ 4,625	$ 4,240

(a) Corporate assets consist principally of certain cash and cash equivalents, restricted cash, short-term investments, derivative instruments, property, plant and equipment, pension plan assets and tax assets. In 2022, the change in assets was primarily due to a decrease in cash and cash equivalents.

Amortization of intangible assets and depreciation and other amortization of each division are as follows:

	Amortization of Intangible Assets			Depreciation and Other Amortization		
	2022	2021	2020	**2022**	2021	2020
FLNA	$ **11**	$ 11	$ 10	$ **653**	$ 594	$ 550
QFNA	**—**	—	—	**47**	46	41
PBNA	**22**	25	28	**930**	926	899
LatAm	**3**	4	4	**306**	283	251
Europe	**30**	37	40	**357**	364	350
AMESA	**4**	5	3	**179**	181	149
APAC	**8**	9	5	**92**	102	91
Total division	**78**	91	90	**2,564**	2,496	2,331
Corporate	**—**	—	—	**121**	123	127
Total	$ **78**	$ 91	$ 90	$ **2,685**	$ 2,619	$ 2,458

Net revenue and long-lived assets by country are as follows:

	Net Revenue			Long-Lived Assets[a]	
	2022	2021	2020	**2022**	2021
United States	$ **49,390**	$ 44,545	$ 40,800	$ **38,240**	$ 36,324
Mexico	**5,472**	4,580	3,924	**1,933**	1,720
Russia	**4,118**	3,426	3,009	**2,538**	3,751
Canada	**3,536**	3,405	2,989	**2,678**	2,846
China [b]	**2,752**	2,679	1,732	**1,517**	1,745
United Kingdom	**1,844**	2,102	1,882	**847**	906
South Africa [c]	**1,837**	2,008	1,282	**1,327**	1,389
All other countries	**17,443**	16,729	14,754	**12,885**	13,399
Total	$ **86,392**	$ 79,474	$ 70,372	$ **61,965**	$ 62,080

(a) Long-lived assets represent property, plant and equipment, indefinite-lived intangible assets, amortizable intangible assets, investments in noncontrolled affiliates and other investments included in other assets. See Notes 2 and 14 for further information on property, plant and equipment. See Notes 2 and 4 for further information on goodwill and other intangible assets. See Note 14 for further information on other assets. Investments in noncontrolled affiliates are evaluated for impairment upon a significant change in the operating or macroeconomic environment. These assets are reported in the country where they are primarily used.
(b) In 2021, the increase in net revenue reflects our acquisition of Be & Cheery. See Note 13 for further information.
(c) In 2021, the increase in net revenue reflects our acquisition of Pioneer Foods. See Note 13 for further information.

Note 2 — Our Significant Accounting Policies

Revenue Recognition

We recognize revenue when our performance obligation is satisfied. Our primary performance obligation (the distribution and sales of beverage and convenient food products) is satisfied upon the shipment or delivery of products to our customers, which is also when control is transferred. Merchandising activities are performed after a customer obtains control of the product, are accounted for as fulfillment of our performance obligation to ship or deliver product to our customers and are recorded in selling, general and administrative expenses. Merchandising activities are immaterial in the context of our contracts. In addition, we exclude from net revenue all sales, use, value-added and certain excise taxes assessed by government authorities on revenue producing transactions.

The transfer of control of products to our customers is typically based on written sales terms that do not allow for a right of return. However, our policy for DSD, including certain chilled products, is to remove and replace damaged and out-of-date products from store shelves to ensure that consumers receive the product quality and freshness they expect. Similarly, our policy for certain warehouse-distributed products is to replace damaged and out-of-date products. As a result, we record reserves, based on estimates, for anticipated damaged and out-of-date products.

Our products are sold for cash or on credit terms. Our credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery in the United States, and generally within 30 to 90 days internationally, and may allow discounts for early payment.

We estimate and reserve for our expected credit loss exposure based on our experience with past due accounts and collectibility, write-off history, the aging of accounts receivable, our analysis of customer data, and forward-looking information (including the expected impact of a high interest rate and inflationary cost environment), leveraging estimates of creditworthiness and projections of default and recovery rates for certain of our customers.

We are exposed to concentration of credit risk from our major customers, including Walmart. We have not experienced credit issues with these customers. In 2022, sales to Walmart and its affiliates (including Sam's) represented approximately 14% of our consolidated net revenue, including concentrate sales to our independent bottlers, which were used in finished goods sold by them to Walmart.

Total Marketplace Spending

We offer sales incentives and discounts through various programs to customers and consumers. Total marketplace spending includes sales incentives, discounts, advertising and other marketing activities. Sales incentives and discounts are primarily accounted for as a reduction of revenue and include payments to customers for performing activities on our behalf, such as payments for in-store displays, payments to gain distribution of new products, payments for shelf space and discounts to promote lower retail prices. Sales incentives and discounts also include support provided to our independent bottlers through funding of advertising and other marketing activities.

A number of our sales incentives, such as bottler funding to independent bottlers and customer volume rebates, are based on annual targets, and accruals are established during the year, as products are delivered, for the expected payout, which may occur after year-end once reconciled and settled. These accruals are based on contract terms and our historical experience with similar programs and require management judgment with respect to estimating customer and consumer participation and performance levels. Differences between estimated expense and actual incentive costs are normally insignificant and are recognized in earnings in the period such differences are determined. In addition, certain advertising and marketing costs are also based on annual targets and recognized during the year as incurred.

The terms of most of our incentive arrangements do not exceed one year and, therefore, do not require highly uncertain long-term estimates. Certain arrangements, such as fountain pouring rights, may extend beyond one year. Upfront payments to customers under these arrangements are recognized over the shorter of the economic or contractual life, primarily as a reduction of revenue, and the remaining balances of $242 million as of December 31, 2022 and $262 million as of December 25, 2021 are included in prepaid expenses and other current assets and other assets on our balance sheet.

For interim reporting, our policy is to allocate our forecasted full-year sales incentives for most of our programs to each of our interim reporting periods in the same year that benefits from the programs. The allocation methodology is based on our forecasted sales incentives for the full year and the proportion of each interim period's actual gross revenue or volume, as applicable, to our forecasted annual gross revenue or volume, as applicable. Based on our review of the forecasts at each interim period, any changes in estimates and the related allocation of sales incentives are recognized beginning in the interim period that they are identified. In addition, we apply a similar allocation methodology for interim reporting purposes for certain advertising and other marketing activities. Our annual consolidated financial statements are not impacted by this interim allocation methodology.

Advertising and other marketing activities, reported as selling, general and administrative expenses, totaled $5.2 billion in 2022, $5.1 billion in 2021 and $4.6 billion in 2020, including advertising expenses of $3.5 billion in both 2022 and 2021, and $3.0 billion in 2020. Deferred advertising costs are not expensed until the year first used and consist of:

- media and personal service prepayments;

- promotional materials in inventory; and

- production costs of future media advertising.

Deferred advertising costs of $40 million and $53 million as of December 31, 2022 and December 25, 2021, respectively, are classified as prepaid expenses and other current assets on our balance sheet.

Distribution Costs

Distribution costs, including the costs of shipping and handling activities, which include certain merchandising activities, are reported as selling, general and administrative expenses. Shipping and handling expenses were $15.0 billion in 2022, $13.7 billion in 2021 and $11.9 billion in 2020.

Software Costs

We capitalize certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use when both the preliminary project stage is completed and it is probable that the software will be used as intended. Capitalized software costs include (1) external direct costs of materials and services utilized in developing or obtaining computer software, (2) compensation and related benefits for employees who are directly associated with the software projects and (3) interest costs incurred while developing internal-use computer software. Capitalized software costs are included in property, plant and equipment on our balance sheet and amortized on a straight-line basis when placed into service over the estimated useful lives of the software, which approximate five to 10 years. Software amortization totaled $123 million in 2022, $135 million in 2021 and $152 million in 2020. Net capitalized software and development costs were $1.1 billion and $0.8 billion as of December 31, 2022 and December 25, 2021, respectively.

Commitments and Contingencies

We are subject to various claims and contingencies related to lawsuits, certain taxes and environmental matters, as well as commitments under contractual and other commercial obligations. We recognize liabilities for contingencies and commitments when a loss is probable and estimable.

Research and Development

We engage in a variety of research and development activities and continue to invest to accelerate growth and to drive innovation globally. Consumer research is excluded from research and development costs and included in other marketing costs. Research and development costs were $771 million, $752 million and $719 million in 2022, 2021 and 2020, respectively, and are reported within selling, general and administrative expenses.

Goodwill and Other Intangible Assets

Indefinite-lived intangible assets and goodwill are not amortized and, as a result, are assessed for impairment at least annually, using either a qualitative or quantitative approach. We perform this annual assessment during our third quarter, or more frequently if circumstances indicate that the carrying value may not be recoverable. Where we use the qualitative assessment, first we determine if, based on qualitative factors, it is more likely than not that an impairment exists. Factors considered include macroeconomic conditions (including those related to the Russia-Ukraine conflict and a high interest rate and inflationary cost environment), industry and competitive conditions, legal and regulatory environment, historical financial performance and significant changes in the brand or reporting unit. If the qualitative assessment indicates that it is more likely than not that an impairment exists, then a quantitative assessment is performed.

In the quantitative assessment for indefinite-lived intangible assets and goodwill, an assessment is performed to determine the fair value of the indefinite-lived intangible asset and the reporting unit, respectively. Estimated fair value is determined using discounted cash flows and requires an analysis of several estimates including future cash flows or income consistent with management's strategic business plans, annual sales growth rates, perpetuity growth assumptions and the selection of assumptions underlying a discount rate (weighted-average cost of capital) based on market data available at the time. Significant management judgment is necessary to estimate the impact of competitive operating, macroeconomic and other factors (including those related to the Russia-Ukraine conflict and a high interest rate and inflationary cost environment) to estimate future levels of sales, operating profit or cash flows. All assumptions used in our impairment evaluations for indefinite-lived intangible assets and goodwill, such as forecasted growth rates (including perpetuity growth assumptions) and weighted-average cost of capital, are based on the best available market information and are consistent with our internal forecasts and operating plans. A deterioration in these assumptions could adversely impact our results.

Amortizable intangible assets are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. If an evaluation of the undiscounted future cash flows indicates impairment, the asset is written down to its estimated fair value, which is based on its discounted future cash flows.

See Note 4 for further information.

Other Significant Accounting Policies

Our other significant accounting policies are disclosed as follows:

- *Basis of Presentation* – Note 1 includes a description of our policies regarding use of estimates, basis of presentation and consolidation.
- *Income Taxes* – Note 5.
- *Share-Based Compensation* – Note 6.
- *Pension, Retiree Medical and Savings Plans* – Note 7.
- *Financial Instruments* – Note 9.
- *Cash Equivalents* – Cash equivalents are highly liquid investments with original maturities of three months or less.
- *Inventories* – Note 14. Inventories are valued at the lower of cost or net realizable value. Cost is determined using the average; first-in, first-out (FIFO); or, in limited instances, last-in, first-out (LIFO) methods.
- *Property, Plant and Equipment* – Note 14. Property, plant and equipment is recorded at historical cost. Depreciation is recognized on a straight-line basis over an asset's estimated useful life. Construction in progress is not depreciated until ready for service.
- *Translation of Financial Statements of Foreign Subsidiaries* – Financial statements of foreign subsidiaries are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates for revenues and expenses. Adjustments resulting from translating net assets are reported as a separate component of accumulated other comprehensive loss within common shareholders' equity as currency translation adjustment.

Recently Issued Accounting Pronouncements - Not Yet Adopted

In September 2022, the Financial Accounting Standards Board (FASB) issued guidance to enhance the transparency of supplier finance programs to allow financial statement users to understand the effect on working capital, liquidity and cash flows. The new guidance requires disclosure of key terms of the program, including a description of the payment terms, payment timing and assets pledged as security or other forms of guarantees provided to the finance provider or intermediary. Other requirements include the disclosure of the amount that remains unpaid as of the end of the reporting period, a description of where these obligations are presented in the balance sheet and a rollforward of the obligation during the annual period. The guidance is effective in the first quarter of 2023, except for the rollforward, which is effective in 2024. Early adoption is permitted. We will adopt the guidance when effective.

Note 3 — Restructuring and Impairment Charges

2019 Multi-Year Productivity Plan

We publicly announced a multi-year productivity plan on February 15, 2019 (2019 Productivity Plan) that will leverage new technology and business models to further simplify, harmonize and automate processes; re-engineer our go-to-market and information systems, including deploying the right automation for each market; and simplify our organization and optimize our manufacturing and supply chain footprint. To build on the successful implementation of the 2019 Productivity Plan, in the fourth quarter of 2022, we expanded and extended the plan through the end of 2028 to take advantage of additional opportunities within the initiatives described above. As a result, we expect to incur pre-tax charges of approximately $3.65 billion, including cash expenditures of approximately $2.9 billion. These pre-tax charges are expected to consist of approximately 55% of severance and other employee-related costs, 10% for asset impairments (all non-cash) resulting from plant closures and related actions and 35% for other costs associated with the implementation of our initiatives.

The total plan pre-tax charges are expected to be incurred by division approximately as follows:

	FLNA	QFNA	PBNA	LatAm	Europe	AMESA	APAC	Corporate
Expected pre-tax charges	15 %	1 %	25 %	10 %	25 %	5 %	4 %	15 %

A summary of our 2019 Productivity Plan charges is as follows:

		2022		2021		2020
Cost of sales	$	33	$	29	$	30
Selling, general and administrative expenses		347		208		239
Other pension and retiree medical benefits expense		31		10		20
Total restructuring and impairment charges	$	411	$	247	$	289
After-tax amount	$	334	$	206	$	231
Impact on net income attributable to PepsiCo per common share	$	(0.24)	$	(0.15)	$	(0.17)

	2022	2021	2020	Plan to Date through 12/31/2022
FLNA	$ 46	$ 28	$ 83	$ 210
QFNA	7	—	5	19
PBNA	68	20	47	226
LatAm	32	37	31	171
Europe	109	81	48	343
AMESA	12	15	14	82
APAC	16	7	5	77
Corporate	90	49	36	229
	380	237	269	1,357
Other pension and retiree medical benefits income	31	10	20	98
Total	$ 411	$ 247	$ 289	$ 1,455

	Plan to Date through 12/31/2022
Severance and other employee costs	$ 807
Asset impairments	190
Other costs	458
Total	$ 1,455

Severance and other employee costs primarily include severance and other termination benefits, as well as voluntary separation arrangements. Other costs primarily include costs associated with the implementation of our initiatives, including contract termination costs, consulting and other professional fees.

A summary of our 2019 Productivity Plan is as follows:

	Severance and Other Employee Costs	Asset Impairments	Other Costs	Total
Liability as of December 28, 2019	$ 128	$ —	$ 21	$ 149
2020 restructuring charges	158	33	98	289
Cash payments [(a)]	(138)	—	(117)	(255)
Non-cash charges and translation	(26)	(33)	3	(56)
Liability as of December 26, 2020	122	—	5	127
2021 restructuring charges	120	32	95	247
Cash payments [(a)]	(163)	—	(93)	(256)
Non-cash charges and translation	(15)	(32)	—	(47)
Liability as of December 25, 2021	64	—	7	71
2022 restructuring charges	243	33	135	411
Cash payments [(a)]	(90)	—	(134)	(224)
Non-cash charges and translation	(29)	(33)	—	(62)
Liability as of December 31, 2022	$ 188	$ —	$ 8	$ 196

(a) Excludes cash expenditures of $1 million in 2022 and $2 million in both 2021 and 2020, reported in the cash flow statement in pension and retiree medical plan contributions.

Substantially all of the restructuring accrual at December 31, 2022 is expected to be paid by the end of 2023.

Other Productivity Initiatives

There were no material charges related to other productivity and efficiency initiatives outside the scope of the 2019 Productivity Plan.

We regularly evaluate different productivity initiatives beyond the productivity plan and other initiatives described above.

For information on additional impairment charges, see Notes 1 and 4 for brand portfolio impairment charges, other impairment charges and Russia-Ukraine conflict charges.

Note 4 — Intangible Assets

A summary of our amortizable intangible assets is as follows:

| | Average Useful Life (Years) | 2022 | | | 2021 | | | 2020 |
		Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net	
Acquired franchise rights [a]	56 – 60	$ 837	$ (200)	$ 637	$ 976	$ (187)	$ 789	
Customer relationships	10 – 24	571	(237)	334	623	(227)	396	
Brands	20 – 40	1,097	(973)	124	1,151	(989)	162	
Other identifiable intangibles	10 – 24	447	(265)	182	451	(260)	191	
Total		$ 2,952	$ (1,675)	$ 1,277	$ 3,201	$ (1,663)	$ 1,538	
Amortization expense				$ 78			$ 91	$ 90

(a) Decrease is primarily due to the write-off of our distribution rights for Bang energy drinks. See Note 1 for further information.

Amortization is recognized on a straight-line basis over an intangible asset's estimated useful life. Amortization of intangible assets for each of the next five years, based on existing intangible assets as of December 31, 2022 and using average 2022 foreign exchange rates, is expected to be as follows:

	2023	2024	2025	2026	2027
Five-year projected amortization	$ 77	$ 76	$ 74	$ 67	$ 64

Depreciable and amortizable assets are evaluated for impairment upon a significant change in the operating or macroeconomic environment. In these circumstances, if an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is based on discounted future cash flows. Useful lives are periodically evaluated to determine whether events or circumstances have occurred which indicate the need for revision.

Indefinite-Lived Intangible Assets

In the first quarter of 2022, we discontinued or repositioned certain juice and dairy brands in Russia in our Europe division. As a result, we recognized pre-tax impairment charges (included in brand portfolio impairment charges) of $241 million ($193 million after-tax or $0.14 per share) in impairment of intangible assets, primarily related to indefinite-lived intangible assets in the year ended December 31, 2022. See Note 1 for further information.

In the second quarter of 2022, macroeconomic factors, sanctions and other regulations as a result of the Russia-Ukraine conflict indicated a material deterioration of the significant inputs used to determine the fair value of our indefinite-lived intangible assets in Russia, primarily assumptions underlying the weighted-average cost of capital. These factors required us to perform a quantitative assessment, despite the absence of a material adverse impact on these assets' financial performance (e.g., sales, operating profit, cash flows). The fair value of our indefinite-lived intangible assets in Russia was estimated using discounted cash flows under the income approach, which we consider to be a Level 3 measurement. We determined that the carrying value exceeds the fair value, with the decrease in the fair value primarily attributable to a significant increase in the weighted-average cost of capital, which reflects the macroeconomic uncertainty in Russia. As a result of the quantitative assessment, we recorded pre-tax impairment charges of $1.2 billion ($958 million after-tax or $0.69 per share) in impairment of intangible assets, related to our juice and dairy brands in Russia in our Europe division, in the year ended December 31, 2022. See Note 1 for further information.

As discussed in Note 2, we perform our annual impairment assessment on indefinite-lived intangible assets during our third quarter. The annual impairment assessment on indefinite-lived intangible assets performed in the third quarter of 2022, based on best available market information and our internal forecasts and operating plans at the time, resulted in no impairment.

In the fourth quarter of 2022, macroeconomic conditions including a high interest rate and inflationary cost environment, coupled with recent business performance, indicated a deterioration of the significant inputs used to determine the fair value of our indefinite-lived intangible assets in various markets, primarily assumptions underlying the weighted-average cost of capital and the impact of economic uncertainty on current and future financial performance, and required us to perform a quantitative assessment on certain assets. The fair value of our indefinite-lived intangible assets was estimated using discounted cash flows under the income approach, which we consider to be a Level 3 measurement. We determined that the carrying value exceeded the fair value, which reflects the increase in the weighted-average cost of capital as well as our most current estimates of future sales and their contributions to operating profit and expected future cash flows (including perpetuity growth assumptions). As a result of the quantitative assessment, we recorded pre-tax impairment charges of $1.6 billion ($1.3 billion after-tax or $0.94 per share) in impairment of intangible assets, primarily related to the SodaStream brand in our Europe division, in the year ended December 31, 2022. See Note 1 for further information.

As of December 31, 2022, the estimated fair values of our indefinite-lived reacquired and acquired franchise rights recorded at PBNA exceeded their carrying values. However, there could be an impairment of the carrying value of PBNA's reacquired and acquired franchise rights, as well as further impairment to the carrying value of the SodaStream brand and goodwill, if future sales and their contributions to operating profit do not achieve our expected future cash flows (including perpetuity growth assumptions) or if macroeconomic conditions result in a future increase in the weighted-average cost of capital used to estimate fair value.

We did not recognize any impairment charges for goodwill in each of the years ended December 31, 2022, December 25, 2021 and December 26, 2020. We did not recognize any impairment charges for indefinite-lived intangible assets in the year ended December 25, 2021. In 2020, we recognized pre-tax impairment charges of $42 million, primarily related to a coconut water brand in PBNA.

For further information on our policies for indefinite-lived intangible assets, see Note 2.

The change in the book value of indefinite-lived intangible assets is as follows:

	Balance, Beginning 2021	Acquisitions/ (Divestitures)	Translation and Other	Balance, End of 2021	Acquisitions/ (Divestitures)	Impairment	Translation and Other	Balance, End of 2022
FLNA [a]								
Goodwill	$ 465	$ (8)	$ 1	$ 458	$ —	$ —	$ (7)	$ 451
Brands	340	—	—	340	—	(88)	(1)	251
Total	805	(8)	1	798	—	(88)	(8)	702
QFNA								
Goodwill	189	—	—	189	—	—	—	189
Brands	—	—	—	—	—	—	—	—
Total	189	—	—	189	—	—	—	189
PBNA [b]								
Goodwill	12,189	(216)	1	11,974	—	—	(27)	11,947
Reacquired franchise rights	7,107	—	—	7,107	—	—	(46)	7,061
Acquired franchise rights	1,536	1	1	1,538	230	—	(10)	1,758
Brands [c]	3,122	(290)	(324)	2,508	—	—	—	2,508
Total	23,954	(505)	(322)	23,127	230	—	(83)	23,274
LatAm								
Goodwill	458	—	(25)	433	—	—	3	436
Brands [d]	108	(1)	(7)	100	—	(29)	4	75
Total	566	(1)	(32)	533	—	(29)	7	511
Europe [e]								
Goodwill [f]	3,806	(28)	(78)	3,700	—	—	(54)	3,646
Reacquired franchise rights [f]	496	(23)	(32)	441	—	—	(20)	421
Acquired franchise rights [f]	172	—	(14)	158	—	(1)	(9)	148
Brands [g] [h]	4,072	—	182	4,254	—	(2,684)	94	1,664
Total	8,546	(51)	58	8,553	—	(2,685)	11	5,879
AMESA								
Goodwill	1,096	(2)	(31)	1,063	14	—	(62)	1,015
Brands [i]	214	—	(9)	205	—	(36)	(13)	156
Total	1,310	(2)	(40)	1,268	14	(36)	(75)	1,171
APAC								
Goodwill	554	3	7	564	—	—	(46)	518
Brands [c] [j]	445	—	31	476	—	(172)	(37)	267
Total	999	3	38	1,040	—	(172)	(83)	785
Total goodwill	18,757	(251)	(125)	18,381	14	—	(193)	18,202
Total reacquired franchise rights	7,603	(23)	(32)	7,548	—	—	(66)	7,482
Total acquired franchise rights	1,708	1	(13)	1,696	230	(1)	(19)	1,906
Total brands	8,301	(291)	(127)	7,883	—	(3,009)	47	4,921
Total	$ 36,369	$ (564)	$ (297)	$ 35,508	$ 244	$ (3,010)	$ (231)	$ 32,511

(a) Acquisitions/divestitures in 2021 primarily reflect purchase price allocation adjustments related to our acquisition of BFY Brands, Inc. (BFY Brands). Impairment in 2022 is related to a baked fruit convenient food brand.

(b) Acquisitions/divestitures in 2021 primarily reflect assets reclassified as held for sale in connection with our Juice Transaction. See Note 13 for further information. Acquisitions/divestitures in 2022 primarily reflect our agreement with Celsius to distribute Celsius energy drinks in the United States. See Note 9 for further information.

(c) Translation and other in 2021 primarily reflects the allocation of the Rockstar brand to the respective divisions, which was finalized in 2021 as part of purchase price allocation.

(d) Impairment in 2022 is related to the sale of certain non-strategic brands. See Note 1 for further information.

(e) Acquisitions/divestitures in 2021 primarily reflect assets reclassified as held for sale in connection with our Juice Transaction. See Note 13 for further information.

(f) Translation and other primarily reflects the depreciation of the euro in 2021 and the depreciation of British pound and euro, partially offset by appreciation of the Russian ruble in 2022.

(g) Impairment in 2022 is related to the SodaStream brand, the decrease in fair value as a result of the Russia-Ukraine conflict and the discontinuation or repositioning of certain juice and dairy brands in Russia.

(h) Translation and other in 2021 reflects the allocation of the Rockstar brand from PBNA, which was finalized in 2021 as part of purchase price allocation, partially offset by the depreciation of the euro.

(i) Impairment in 2022 is primarily related to certain juice brands from the Pioneer Foods acquisition.

(j) Impairment in 2022 is related to the Be & Cheery brand.

Note 5 — Income Taxes

The components of income before income taxes are as follows:

	2022	2021	2020
United States	$ 7,305	$ 3,740	$ 4,070
Foreign	3,400	6,081	4,999
	$ 10,705	$ 9,821	$ 9,069

The provision for income taxes consisted of the following:

	2022	2021	2020
Current:			
U.S. Federal	$ 1,137	$ 702	$ 715
Foreign	1,027	955	932
State	246	44	110
	2,410	1,701	1,757
Deferred:			
U.S. Federal	22	375	273
Foreign	(709)	(14)	(167)
State	4	80	31
	(683)	441	137
	$ 1,727	$ 2,142	$ 1,894

A reconciliation of the U.S. Federal statutory tax rate to our annual tax rate is as follows:

	2022	2021	2020
U.S. Federal statutory tax rate	21.0 %	21.0 %	21.0 %
State income tax, net of U.S. Federal tax benefit	1.8	1.0	1.2
Lower taxes on foreign results	(1.5)	(1.6)	(0.8)
One-time mandatory transition tax - TCJ Act	0.8	1.9	—
Juice Transaction	(2.4)	—	—
Tax settlements	(3.0)	—	—
Other, net	(0.6)	(0.5)	(0.5)
Annual tax rate	16.1 %	21.8 %	20.9 %

Tax Cuts and Jobs Act

In 2022, we recorded $86 million ($0.06 per share) of net tax expense related to the TCJ Act as a result of correlating adjustments related to a partial audit settlement with the IRS for tax years 2014 through 2019. In 2021, we recorded $190 million ($0.14 per share) of net tax expense related to the TCJ Act as a result of adjustments related to the final assessment of the 2014 through 2016 IRS audit. There were no tax amounts recognized in 2020 related to the TCJ Act.

As of December 31, 2022, our mandatory transition tax liability was $2.6 billion, which must be paid through 2026 under the provisions of the TCJ Act. We reduced our liability through cash payments and application of tax overpayments by $309 million in 2022, $309 million in 2021 and $78 million in 2020. We currently expect to pay approximately $309 million of this liability in 2023.

The TCJ Act also created a requirement that certain income earned by foreign subsidiaries, known as global intangible low-tax income (GILTI), must be included in the gross income of their U.S. shareholder. The FASB allows an accounting policy election of either recognizing deferred taxes for temporary differences expected to reverse as GILTI in future years or recognizing such taxes as a current-period expense when incurred. We elected to treat the tax effect of GILTI as a current-period expense when incurred.

Other Tax Matters

In 2021, we received a final assessment from the IRS audit for the tax years 2014 through 2016. The assessment included both agreed and unagreed issues. On October 29, 2021, we filed a formal written protest of the assessment and requested an appeals conference. As a result of the analysis of the 2014 through 2016 final assessment, we remeasured all applicable reserves for uncertain tax positions for all years open under the statute of limitations, including any correlating adjustments impacting the mandatory transition tax liability under the TCJ Act, resulting in a net non-cash tax expense of $112 million ($0.08 per share) in 2021.

In 2022, we came to an agreement with the IRS to settle one of the issues assessed in the 2014 through 2016 tax audit. The agreement covers tax years 2014 through 2019. As a result, we reduced our reserves for uncertain tax positions, including any correlating adjustments impacting the mandatory transition tax liability under the TCJ Act, resulting in a net non-cash tax benefit of $233 million ($0.17 per share) in 2022. Tax years 2014 through 2019 remain under audit for other issues.

On August 16, 2022, the "Inflation Reduction Act" (H.R. 5376) was signed into law in the United States. We do not currently expect the Inflation Reduction Act to have a material impact on our financial results, including on our annual estimated effective tax rate or on our liquidity.

On May 19, 2019, a public referendum held in Switzerland passed the Federal Act on Tax Reform and AHV Financing (TRAF), effective January 1, 2020. The enactment of certain provisions of the TRAF resulted in adjustments to our deferred taxes. During 2020, we recorded a net tax benefit of $72 million ($0.05 per share) related to the adoption of the TRAF in the Swiss Canton of Bern.

Deferred tax liabilities and assets are comprised of the following:

	2022	2021
Deferred tax liabilities		
Debt guarantee of wholly-owned subsidiary	$ 578	$ 578
Property, plant and equipment	2,126	2,036
Recapture of net operating losses	492	504
Pension liabilities	189	216
Right-of-use assets	534	450
Investment in TBG	186	—
Other	232	254
Gross deferred tax liabilities	4,337	4,038
Deferred tax assets		
Net carryforwards	5,342	4,974
Intangible assets other than nondeductible goodwill	1,614	1,111
Share-based compensation	120	98
Retiree medical benefits	118	147
Other employee-related benefits	349	379
Deductible state tax and interest benefits	144	149
Lease liabilities	534	450
Capitalized research and development	150	—
Other	1,050	842
Gross deferred tax assets	9,421	8,150
Valuation allowances	(5,013)	(4,628)
Deferred tax assets, net	4,408	3,522
Net deferred tax (assets)/liabilities	$ (71)	$ 516

A summary of our valuation allowance activity is as follows:

	2022	2021	2020
Balance, beginning of year	$ 4,628	$ 4,686	$ 3,599
Provision	492	(9)	1,082
Other (deductions)/additions	(107)	(49)	5
Balance, end of year	$ 5,013	$ 4,628	$ 4,686

Reserves

A number of years may elapse before a particular matter, for which we have established a reserve, is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction. Our major taxing jurisdictions and the related open tax audits are as follows:

Jurisdiction	Years Open to Audit	Years Currently Under Audit
United States	2014-2021	2014-2019
Mexico	2014-2021	2014-2017
United Kingdom	2020-2021	None
Canada (Domestic)	2016-2021	2016-2019
Canada (International)	2010-2021	2010-2019
Russia	2019-2021	None

Our annual tax rate is based on our income, statutory tax rates and tax planning strategies and transactions, including transfer pricing arrangements, available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our annual tax rate and in evaluating our tax positions. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are subject to challenge and that we likely will not succeed. We adjust these reserves, as well as the related interest, in light of changing facts and circumstances, such as the progress of a tax audit, new tax laws, relevant court cases or tax authority settlements. Settlement of any particular issue would usually require the use of cash. Favorable resolution would be recognized as a reduction to our annual tax rate in the year of resolution.

As of December 31, 2022, the total gross amount of reserves for income taxes, reported in other liabilities, was $1.9 billion. We accrue interest related to reserves for income taxes in our provision for income taxes and any associated penalties are recorded in selling, general and administrative expenses. The gross amount of interest accrued, reported in other liabilities, was $292 million as of December 31, 2022, of which $4 million of tax benefit was recognized in 2022. The gross amount of interest accrued, reported in other liabilities, was $326 million as of December 25, 2021, of which $3 million of tax benefit was recognized in 2021.

A reconciliation of unrecognized tax benefits is as follows:

	2022	2021
Balance, beginning of year	$ 1,900	$ 1,621
Additions for tax positions related to the current year	228	222
Additions for tax positions from prior years	206	681
Reductions for tax positions from prior years	(357)	(558)
Settlement payments	(53)	(25)
Statutes of limitations expiration	(36)	(39)
Translation and other	(21)	(2)
Balance, end of year	$ 1,867	$ 1,900

Carryforwards and Allowances

Operating loss carryforwards totaling $32.2 billion as of December 31, 2022 are being carried forward in a number of foreign and state jurisdictions where we are permitted to use tax operating losses from prior periods to reduce future taxable income. These operating losses will expire as follows: $0.2 billion in 2023, $27.6 billion between 2024 and 2041 and $4.4 billion may be carried forward indefinitely. We establish valuation allowances for our deferred tax assets if, based on the available evidence, it is not more likely than not that some portion or all of the deferred tax assets will be realized.

Undistributed International Earnings

As of December 31, 2022, we had approximately $9 billion of undistributed international earnings. We intend to continue to reinvest $9 billion of earnings outside the United States for the foreseeable future and while future distribution of these earnings would not be subject to U.S. federal tax expense, no deferred tax liabilities with respect to items such as certain foreign exchange gains or losses, foreign withholding taxes or state taxes have been recognized. It is not practicable for us to determine the amount of unrecognized tax expense on these reinvested international earnings.

Note 6 — Share-Based Compensation

Our share-based compensation program is designed to attract and retain employees while also aligning employees' interests with the interests of our shareholders. PepsiCo has granted stock options, RSUs, PSUs and long-term cash awards to employees under the shareholder-approved PepsiCo, Inc. Long-Term Incentive Plan (LTIP). Executives who are awarded long-term incentives based on their performance may generally elect to receive their grant in the form of stock options or RSUs, or a combination thereof. Executives who elect stock options receive four stock options for every one RSU that would have otherwise been granted. Certain executive officers and other senior executives do not have a choice and are granted 66% PSUs and 34% long-term cash, each of which are subject to pre-established performance targets.

The Company may use authorized and unissued shares to meet share requirements resulting from the exercise of stock options and the vesting of RSUs and PSUs.

As of December 31, 2022, 37 million shares were available for future share-based compensation grants under the LTIP.

The following table summarizes our total share-based compensation expense, which is primarily recorded in selling, general and administrative expenses, and excess tax benefits recognized:

	2022	2021	2020
Share-based compensation expense - equity awards	$ 343	$ 301	$ 264
Share-based compensation expense - liability awards	30	20	11
Acquisition and divestiture-related charges	3	—	—
Restructuring charges	—	1	(1)
Total	$ 376	$ 322	$ 274
Income tax benefits recognized in earnings related to share-based compensation	$ 62	$ 57	$ 48
Excess tax benefits related to share-based compensation	$ 44	$ 38	$ 35

As of December 31, 2022, there was $396 million of total unrecognized compensation cost related to nonvested share-based compensation grants. This unrecognized compensation cost is expected to be recognized over a weighted-average period of two years.

Method of Accounting and Our Assumptions

The fair value of share-based award grants is amortized to expense over the vesting period, primarily three years. Awards to employees eligible for retirement prior to the award becoming fully vested are amortized to expense over the period through the date that the employee first becomes eligible to retire and is no longer required to provide service to earn the award. In addition, we use historical data to estimate forfeiture rates and record share-based compensation expense only for those awards that are expected to vest.

We do not backdate, reprice or grant share-based compensation awards retroactively. Repricing of awards would require shareholder approval under the LTIP.

Stock Options

A stock option permits the holder to purchase shares of PepsiCo common stock at a specified price. We account for our employee stock options under the fair value method of accounting using a Black-Scholes valuation model to measure stock option expense at the date of grant. All stock option grants have an exercise price equal to the fair market value of our common stock on the date of grant and generally have a 10-year term.

Our weighted-average Black-Scholes fair value assumptions are as follows:

	2022	2021	2020
Expected life	7 years	7 years	6 years
Risk-free interest rate	1.9 %	1.1 %	0.9 %
Expected volatility	16 %	14 %	14 %
Expected dividend yield	2.5 %	3.1 %	3.4 %

The expected life is the period over which our employee groups are expected to hold their options. It is based on our historical experience with similar grants. The risk-free interest rate is based on the expected U.S. Treasury rate over the expected life. Volatility reflects movements in our stock price over the most recent historical period equivalent to the expected life. Dividend yield is estimated over the expected life based on our stated dividend policy and forecasts of net income, share repurchases and stock price.

A summary of our stock option activity for the year ended December 31, 2022 is as follows:

	Options[a]		Weighted-Average Exercise Price	Weighted-Average Contractual Life Remaining (years)	Aggregate Intrinsic Value[a]	
Outstanding at December 25, 2021	10,142	$	110.54			
Granted	2,422	$	163.54			
Exercised	(1,578)	$	87.33			
Forfeited/expired	(482)	$	146.13			
Outstanding at December 31, 2022	**10,504**	**$**	**124.63**	**6.08**	**$**	**588,549**
Exercisable at December 31, 2022	**4,892**	**$**	**101.02**	**3.50**	**$**	**389,547**
Expected to vest as of December 31, 2022	**5,267**	**$**	**144.58**	**8.29**	**$**	**190,040**

(a)   In thousands.

Restricted Stock Units and Performance Stock Units

Each RSU represents our obligation to deliver to the holder one share of PepsiCo common stock when the award vests at the end of the service period. PSUs are awards pursuant to which a number of shares are delivered to the holder upon vesting at the end of the service period based on PepsiCo's performance against specified financial performance metrics. The number of shares may be increased to the maximum or reduced to the minimum threshold based on the results of these performance metrics in accordance with the terms established at the time of the award. During the vesting period, RSUs and PSUs accrue dividend equivalents that pay out in cash (without interest) if and when the applicable RSU or PSU vests and becomes payable.

The fair value of RSUs and PSUs are measured at the market price of the Company's stock on the date of grant.

A summary of our RSU and PSU activity for the year ended December 31, 2022 is as follows:

	RSUs/PSUs[a]	Weighted-Average Grant-Date Fair Value	Weighted-Average Contractual Life Remaining (years)	Aggregate Intrinsic Value[a]
Outstanding at December 25, 2021	5,977	$ 127.45		
Granted	2,263	$ 163.02		
Converted	(2,051)	$ 120.03		
Forfeited	(475)	$ 141.64		
Outstanding at December 31, 2022 [b]	**5,714**	**$ 143.02**	**1.24**	**$1,032,222**
Expected to vest as of December 31, 2022 [c]	**5,979**	**$ 141.94**	**1.17**	**$1,080,138**

(a) In thousands. Outstanding awards are disclosed at target.
(b) The outstanding PSUs for which the vesting period has not ended as of December 31, 2022, at the threshold, target and maximum award levels were zero, 1 million and 2 million, respectively.
(c) Represents the number of outstanding awards expected to vest, including estimated performance adjustments on all outstanding PSUs as of December 31, 2022.

Long-Term Cash

Certain executive officers and other senior executives were granted long-term cash awards for which final payout is based on PepsiCo's Total Shareholder Return relative to a specific set of peer companies and achievement of a specified performance target over a three-year performance period.

Long-term cash awards that qualify as liability awards under share-based compensation guidance are valued through the end of the performance period on a mark-to-market basis using the Monte Carlo simulation model.

A summary of our long-term cash activity for the year ended December 31, 2022 is as follows:

	Long-Term Cash Award[a]	Balance Sheet Date Fair Value[b]	Contractual Life Remaining (years)
Outstanding at December 25, 2021	$ 45,792		
Granted	18,182		
Vested	(11,364)		
Forfeited	(2,356)		
Outstanding at December 31, 2022 [c]	**$ 50,254**	**$ 68,167**	**1.17**
Expected to vest as of December 31, 2022	**$ 46,841**	**$ 65,835**	**1.15**

(a) In thousands, disclosed at target.
(b) In thousands, based on the most recent valuation as of December 31, 2022.
(c) The outstanding awards for which the vesting period has not ended as of December 31, 2022, at the threshold, target and maximum award levels based on the achievement of its market conditions were zero, $50 million and $101 million, respectively.

Other Share-Based Compensation Data

The following is a summary of other share-based compensation data:

	2022	2021	2020
Stock Options			
Total number of options granted [a]	2,422	2,157	1,847
Weighted-average grant-date fair value of options granted	$ 19.72	$ 9.88	$ 8.31
Total intrinsic value of options exercised [a]	$ 134,580	$ 153,306	$ 155,096
Total grant-date fair value of options vested [a]	$ 9,661	$ 10,605	$ 8,652
RSUs/PSUs			
Total number of RSUs/PSUs granted [a]	2,263	2,636	2,496
Weighted-average grant-date fair value of RSUs/PSUs granted	$ 163.02	$ 131.81	$ 131.21
Total intrinsic value of RSUs/PSUs converted [a]	$ 329,705	$ 273,878	$ 303,165
Total grant-date fair value of RSUs/PSUs vested [a]	$ 196,649	$ 198,469	$ 235,523

(a) In thousands.

As of December 31, 2022 and December 25, 2021, there were approximately 307,000 and 299,000 outstanding awards, respectively, consisting primarily of phantom stock units that were granted under the PepsiCo Director Deferral Program and will be settled in shares of PepsiCo common stock pursuant to the LTIP at the end of the applicable deferral period, not included in the tables above.

Note 7 — Pension, Retiree Medical and Savings Plans

Effective December 31, 2022, we merged two U.S. qualified defined benefit pension plans, PepsiCo Employees Retirement Plan I (Plan I), mostly inactive participants, and PepsiCo Employees Retirement Plan A (Plan A), mostly active participants, with Plan I remaining. The accrued benefits offered to the plans' participants were unchanged. The merger was made to provide additional flexibility in evaluating opportunities to reduce risk and volatility. Actuarial gains and losses of the merged plan will be amortized over the average remaining life expectancy of participants. There is no material impact to pre-tax pension benefits expense from this merger.

In 2022, we transferred pension and retiree medical obligations of $145 million and related assets to TBG in connection with the Juice Transaction. See Note 13 for further information.

In 2021, we adopted a change to the Canadian defined benefit plans to freeze pension accruals for salaried participants, effective January 1, 2024, and to close the hourly plan to new non-union employees hired on or after January 1, 2022. After the effective date, all salaried participants receive an employer contribution to the defined contribution plan based on age and years of service regardless of employee contribution and the opportunity to receive employer contributions to match employee contributions up to defined limits. We also adopted a change to the U.K. defined benefit plan to freeze pension accruals for all participants effective March 31, 2022. After the effective date, participants have the opportunity to receive employer contributions to match employee contributions up to defined limits. Pre-tax pension benefits expense will decrease after the effective dates, partially offset by contributions to defined contribution plans.

In 2021, we adopted a change to the U.S. qualified defined benefit plans to transfer certain participants from Plan A to Plan I, effective January 1, 2022. The accrued benefits offered to the plans' participants were unchanged. There was no material impact to pre-tax pension benefits expense from this transaction.

In 2020, we adopted an amendment to the U.S. defined benefit pension plans to freeze benefit accruals for salaried participants, effective December 31, 2025. Since 2011, salaried new hires are not eligible to participate in the defined benefit plan. After the effective date, all salaried participants receive an employer contribution to the 401(k) savings plan based on age and years of service regardless of employee contribution and the opportunity to receive employer contributions to match employee contributions up to defined limits. As a result of this amendment, pre-tax pension benefits expense decreased $70 million in 2021, primarily impacting corporate unallocated expenses.

In 2020, we approved an amendment to reorganize the U.S. qualified defined benefit pension plans that resulted in the transfer of certain participants from Plan A to Plan I and to a newly created plan, PepsiCo Employees Retirement Hourly Plan (Plan H), effective January 1, 2021. The accrued benefits offered to the plans' participants were unchanged. The reorganization facilitated a more targeted investment strategy and provided additional flexibility in evaluating opportunities to reduce risk and volatility. There was no material impact to pre-tax pension benefits expense as a result of this reorganization.

In 2020, we adopted an amendment, effective January 1, 2021, to enhance the pay credit benefits of certain participants in Plan H. As a result of this amendment, pre-tax pension benefits expense increased $45 million in 2021, primarily impacting service cost expense.

Gains and losses resulting from actual experience differing from our assumptions, including the difference between the actual and expected return on plan assets, as well as changes in our assumptions, are determined at each measurement date. These differences are recognized as a component of net gain or loss in accumulated other comprehensive loss within common shareholders' equity. If this net accumulated gain or loss exceeds 10% of the greater of the market-related value of plan assets or plan obligations, a portion of the net gain or loss is included in other pension and retiree medical benefits (expense)/income for the following year based upon the average remaining service life for participants in Plan A (approximately 9 years), Plan H (approximately 11 years) and retiree medical (approximately 9 years), and the remaining life expectancy for participants in Plan I (approximately 27 years). In 2023, we expect the average remaining service life for participants in Plan H to be approximately 11 years and the average remaining life expectancy for participants in Plan I to be approximately 26 years.

The cost or benefit of plan changes that increase or decrease benefits for prior employee service (prior service cost/(credit)) is included in other pension and retiree medical benefits (expense)/income on a straight-line basis over the average remaining service life for participants in Plan H, and the remaining life expectancy for participants in Plan I, except that prior service cost/(credit) for salaried participants subject to the freeze is amortized on a straight-line basis over the period up to the effective date of the freeze.

Selected financial information for our pension and retiree medical plans is as follows:

| | Pension | | | | Retiree Medical | |
| | U.S. | | International | | | |
	2022	2021	2022	2021	2022	2021
Change in projected benefit obligation						
Obligation at beginning of year	$ 16,216	$ 16,753	$ 4,175	$ 4,430	$ 954	$ 1,006
Service cost	487	518	64	104	37	33
Interest cost	434	324	90	74	19	15
Plan amendments	10	23	—	3	—	—
Participant contributions	—	—	2	3	—	—
Experience gain	(3,989)	(215)	(1,284)	(178)	(198)	(17)
Benefit payments	(412)	(976)	(127)	(106)	(81)	(83)
Settlement/curtailment	(1,109)	(220)	(5)	(99)	(14)	—
Special termination benefits	37	9	—	—	—	—
Other, including foreign currency adjustment	(131)	—	(312)	(56)	(3)	—
Obligation at end of year	$ 11,543	$ 16,216	$ 2,603	$ 4,175	$ 714	$ 954
Change in fair value of plan assets						
Fair value at beginning of year	$ 15,904	$ 15,465	$ 4,624	$ 4,303	$ 299	$ 315
Actual return on plan assets	(3,337)	1,052	(1,026)	387	(68)	20
Employer contributions/funding	235	580	101	158	48	47
Participant contributions	—	—	2	3	—	—
Benefit payments	(412)	(976)	(127)	(106)	(81)	(83)
Settlement	(1,117)	(217)	(5)	(52)	—	—
Other, including foreign currency adjustment	(125)	—	(374)	(69)	(2)	—
Fair value at end of year	$ 11,148	$ 15,904	$ 3,195	$ 4,624	$ 196	$ 299
Funded status	$ (395)	$ (312)	$ 592	$ 449	$ (518)	$ (655)
Amounts recognized						
Other assets	$ 225	$ 692	$ 708	$ 564	$ —	$ —
Other current liabilities	(56)	(48)	(7)	(1)	(54)	(57)
Other liabilities	(564)	(956)	(109)	(114)	(464)	(598)
Net amount recognized	$ (395)	$ (312)	$ 592	$ 449	$ (518)	$ (655)
Amounts included in accumulated other comprehensive loss (pre-tax)						
Net loss/(gain)	$ 3,337	$ 3,550	$ 571	$ 696	$ (320)	$ (220)
Prior service credit	(21)	(63)	(9)	(11)	(25)	(34)
Total	$ 3,316	$ 3,487	$ 562	$ 685	$ (345)	$ (254)
Changes recognized in net (gain)/loss included in other comprehensive loss						
Net loss/(gain) arising in current year	$ 254	$ (301)	$ (40)	$ (355)	$ (114)	$ (22)
Amortization and settlement recognition	(467)	(265)	(30)	(95)	14	14
Foreign currency translation gain	—	—	(55)	(3)	—	—
Total	$ (213)	$ (566)	$ (125)	$ (453)	$ (100)	$ (8)
Accumulated benefit obligation at end of year	$ 11,104	$ 15,489	$ 2,483	$ 4,021		

The net loss arising in the current year is primarily attributable to a decrease in the actual return on plan assets offset by the impact of higher discount rates.

The amount we report in operating profit as pension and retiree medical cost is service cost, which is the value of benefits earned by employees for working during the year.

The amounts we report below operating profit as pension and retiree medical cost consist of the following components:
- Interest cost is the accrued interest on the projected benefit obligation due to the passage of time.
- Expected return on plan assets is the long-term return we expect to earn on plan investments for our funded plans that will be used to settle future benefit obligations.
- Amortization of prior service cost/(credit) represents the recognition in the income statement of benefit changes resulting from plan amendments.
- Amortization of net loss/(gain) represents the recognition in the income statement of changes in the amount of plan assets and the projected benefit obligation based on changes in assumptions and actual experience.
- Settlement/curtailment loss/(gain) represents the result of actions that effectively eliminate all or a portion of related projected benefit obligations. Settlements are triggered when payouts to settle the projected benefit obligation of a plan due to lump sums or other events exceed the total of annual service and interest cost. Settlements are recognized when actions are irrevocable and we are relieved of the primary responsibility and risk for projected benefit obligations. Lump sum payouts are generally higher when interest rates are lower. Curtailments are recognized when events such as plant closures, the sale of a business, or plan changes result in a significant reduction of future service or benefits. Curtailment losses are recognized when an event is probable and estimable, while curtailment gains are recognized when an event has occurred (when the related employees terminate or an amendment is adopted).
- Special termination benefits are the additional benefits offered to employees upon departure due to actions such as restructuring.

The components of total pension and retiree medical benefit costs are as follows:

| | Pension | | | | | | Retiree Medical | | |
| | U.S. | | | International | | | | | |
	2022	2021	2020	2022	2021	2020	2022	2021	2020
Service cost	$ 487	$ 518	$ 434	$ 64	$ 104	$ 86	$ 37	$ 33	$ 25
Other pension and retiree medical benefits (income)/expense:									
Interest cost	$ 434	$ 324	$ 435	$ 90	$ 74	$ 85	$ 19	$ 15	$ 25
Expected return on plan assets	(912)	(970)	(929)	(218)	(231)	(202)	(16)	(15)	(16)
Amortization of prior service (credit)/cost	(28)	(31)	12	(1)	(2)	—	(8)	(11)	(12)
Amortization of net losses/(gains)	149	224	196	29	77	61	(14)	(14)	(23)
Settlement/curtailment losses/(gains) [a]	322	40	213	1	(11)	19	(16)	—	—
Special termination benefits	37	9	19	—	—	—	—	—	—
Total other pension and retiree medical benefits (income)/expense	$ 2	$ (404)	$ (54)	$ (99)	$ (93)	$ (37)	$ (35)	$ (25)	$ (26)
Total	$ 489	$ 114	$ 380	$ (35)	$ 11	$ 49	$ 2	$ 8	$ (1)

(a) In 2022 and 2020, U.S. includes a settlement charge of $318 million ($246 million after-tax or $0.18 per share) and $205 million ($158 million after-tax or $0.11 per share), respectively, related to lump sum distributions exceeding the total of annual service and interest cost.

The following table provides the weighted-average assumptions used to determine net periodic benefit cost and projected benefit obligation for our pension and retiree medical plans:

| | Pension | | | | | | | Retiree Medical | | |
| | U.S. | | | International | | | | | | |
	2022	2021	2020	**2022**	2021	2020		**2022**	2021	2020
Net Periodic Benefit Cost										
Service cost discount rate [a]	**3.1 %**	2.6 %	3.4 %	**4.2 %**	2.7 %	3.2 %		**2.8 %**	2.3 %	3.2 %
Interest cost discount rate [a]	**3.1 %**	2.0 %	2.9 %	**2.3 %**	1.7 %	2.4 %		**2.1 %**	1.6 %	2.6 %
Expected return on plan assets [a]	**6.7 %**	6.4 %	6.8 %	**5.3 %**	5.3 %	5.6 %		**5.7 %**	5.4 %	5.8 %
Rate of salary increases	**3.0 %**	3.0 %	3.1 %	**3.3 %**	3.3 %	3.3 %				
Projected Benefit Obligation										
Discount rate	**5.4 %**	2.9 %	2.5 %	**5.3 %**	2.4 %	2.0 %		**5.4 %**	2.7 %	2.3 %
Rate of salary increases	**3.2 %**	3.0 %	3.0 %	**4.2 %**	3.3 %	3.3 %				

(a) 2022 U.S. rates reflect remeasurement of a U.S. qualified defined benefit pension plan in the second quarter of 2022.

The following table provides selected information about plans with accumulated benefit obligation and total projected benefit obligation in excess of plan assets:

| | Pension | | | | Retiree Medical | |
| | U.S. | | International | | | |
	2022	2021	**2022**	2021	**2022**	2021
Selected information for plans with accumulated benefit obligation in excess of plan assets						
Obligation for service to date	$ **(584)**	$ (1,499)	$ **(158)**	$ (127)		
Fair value of plan assets	$ **—**	$ 705	$ **129**	$ 102		
Selected information for plans with projected benefit obligation in excess of plan assets						
Benefit obligation	$ **(620)**	$ (1,709)	$ **(273)**	$ (286)	$ **(714)**	$ (954)
Fair value of plan assets	$ **—**	$ 705	$ **157**	$ 171	$ **196**	$ 299

Of the total projected pension benefit obligation as of December 31, 2022, approximately $625 million relates to plans that we do not fund because the funding of such plans does not receive favorable tax treatment.

Future Benefit Payments

Our estimated future benefit payments are as follows:

	2023	2024	2025	2026	2027	2028 - 2032
Pension	$ 945	$ 1,070	$ 910	$ 955	$ 975	$ 5,100
Retiree medical [a]	$ 90	$ 85	$ 80	$ 80	$ 75	$ 330

(a) Expected future benefit payments for our retiree medical plans do not reflect any estimated subsidies expected to be received under the 2003 Medicare Act. Subsidies are expected to be approximately $1 million for each of the years from 2023 through 2027 and approximately $3 million in total for 2028 through 2032.

These future benefit payments to beneficiaries include payments from both funded and unfunded plans.

Funding

Contributions to our pension and retiree medical plans were as follows:

	Pension			Retiree Medical		
	2022	2021	2020	**2022**	2021	2020
Discretionary [(a)]	$ **160**	$ 525	$ 339	$ **—**	$ —	$ —
Non-discretionary	**176**	213	168	**48**	47	55
Total	$ **336**	$ 738	$ 507	$ **48**	$ 47	$ 55

(a) Includes $150 million contribution in 2022, $500 million contribution in 2021 and $325 million contribution in 2020 to fund our U.S. qualified defined benefit plans.

We made a discretionary contribution of $125 million to a U.S. qualified defined benefit plan in January 2023 and expect to make an additional contribution of $125 million in the third quarter of 2023. In addition, in 2023, we expect to make non-discretionary contributions of approximately $90 million to our U.S. and international pension benefit plans and contributions of approximately $55 million for retiree medical benefits.

We also regularly evaluate opportunities to reduce risk and volatility associated with our pension and retiree medical plans.

Plan Assets

Our pension plan investment strategy includes the use of actively managed accounts and is reviewed periodically in conjunction with plan obligations, an evaluation of market conditions, tolerance for risk and cash requirements for benefit payments. This strategy is also applicable to funds held for the retiree medical plans. Our investment objective includes ensuring that funds are available to meet the plans' benefit obligations when they become due. Assets contributed to our pension plans are no longer controlled by us, but become the property of our individual pension plans. However, we are indirectly impacted by changes in these plan assets as compared to changes in our projected obligations. Our overall investment policy is to prudently invest plan assets in a well-diversified portfolio of equity and high-quality debt securities and real estate to achieve our long-term return expectations. Our investment policy also permits the use of derivative instruments, such as futures and forward contracts, to reduce interest rate and foreign currency risks. Futures contracts represent commitments to purchase or sell securities at a future date and at a specified price. Forward contracts consist of currency forwards.

For 2023 and 2022, our expected long-term rate of return on U.S. plan assets is 7.4% and 6.7%, respectively. Our target investment allocations for U.S. plan assets for both 2023 and 2022 are as follows:

Fixed income	56 %
U.S. equity	22 %
International equity	18 %
Real estate	4 %

Actual investment allocations may vary from our target investment allocations due to prevailing market conditions. We regularly review our actual investment allocations and periodically rebalance our investments.

The expected return on plan assets is based on our investment strategy and our expectations for long-term rates of return by asset class, taking into account volatility and correlation among asset classes and our historical experience. We also review current levels of interest rates and inflation to assess the reasonableness of the long-term rates. We evaluate our expected return assumptions annually to ensure that they are reasonable. To calculate the expected return on plan assets, our market-related value of assets for fixed income is the actual fair value. For all other asset categories, such as equity securities, we use a method that recognizes investment gains or losses (the difference between the expected and actual return based on the market-related value of assets) over a five-year period. This has the effect of reducing year-to-year volatility.

Plan assets measured at fair value as of year-end 2022 and 2021 are categorized consistently by Level 1 (quoted prices in active markets for identical assets), Level 2 (significant other observable inputs) and Level 3 (significant unobservable inputs) in both years and are as follows:

	Fair Value Hierarchy Level		2022		2021
U.S. plan assets [a]					
Equity securities, including preferred stock [b]	1	$	4,387	$	6,387
Government securities [c]	2		1,751		2,523
Corporate bonds [c]	2		4,245		6,210
Mortgage-backed securities [c]	2		142		199
Contracts with insurance companies [d]	3		9		9
Cash and cash equivalents [e]	1, 2		157		352
Sub-total U.S. plan assets			10,691		15,680
Real estate commingled funds measured at net asset value [f]			533		478
Dividends and interest receivable, net of payables			120		45
Total U.S. plan assets		$	11,344	$	16,203
International plan assets					
Equity securities [b]	1	$	1,291	$	2,232
Government securities [c]	2		736		1,053
Corporate bonds [c]	2		254		400
Fixed income commingled funds [g]	1		628		632
Contracts with insurance companies [d]	3		27		43
Cash and cash equivalents	1		75		34
Sub-total international plan assets			3,011		4,394
Real estate commingled funds measured at net asset value [f]			173		221
Dividends and interest receivable			11		9
Total international plan assets		$	3,195	$	4,624

(a) Includes $196 million and $299 million in 2022 and 2021, respectively, of retiree medical plan assets that are restricted for purposes of providing health benefits for U.S. retirees and their beneficiaries.
(b) Invested in U.S. and international common stock and commingled funds, and the preferred stock portfolio was invested in domestic and international corporate preferred stock investments. The common and preferred stock investments are based on quoted prices in active markets. The commingled funds are based on the published price of the fund and include one large-cap fund that represents 10% and 11% of total U.S. plan assets for 2022 and 2021, respectively.
(c) These investments are based on quoted bid prices for comparable securities in the marketplace and broker/dealer quotes in active markets. Corporate bonds of U.S.-based companies represents 32% of total U.S. plan assets for 2022 and 2021.
(d) Based on the fair value of the contracts as determined by the insurance companies using inputs that are not observable. The changes in Level 3 amounts were not significant in the years ended December 31, 2022 and December 25, 2021.
(e) Includes Level 1 assets of $216 million for 2021 and Level 2 assets of $157 million and $136 million for 2022 and 2021, respectively.
(f) The real estate commingled funds include investments in limited partnerships. These funds are based on the net asset value of the appraised value of investments owned by these funds as determined by independent third parties using inputs that are not observable. The majority of the funds are redeemable quarterly subject to availability of cash and have notice periods ranging from 45 to 90 days.
(g) Based on the published price of the fund.

Retiree Medical Cost Trend Rates

The assumed health care cost trend rates are as follows:

	2023	2022
Average increase assumed	6 %	6 %
Ultimate projected increase	4 %	4 %
Year of ultimate projected increase	2046	2046

These assumed health care cost trend rates have an impact on the retiree medical plan expense and obligation, however the cap on our share of retiree medical costs limits the impact.

Savings Plan

Certain U.S. employees are eligible to participate in a 401(k) savings plan, which is a voluntary defined contribution plan. The plan is designed to help employees accumulate savings for retirement and we make Company matching contributions for certain employees on a portion of employee contributions based on years of service.

Certain U.S. salaried employees, who are not eligible to participate in a defined benefit pension plan, are also eligible to receive an employer contribution based on age and years of service regardless of employee contribution.

In 2022, 2021 and 2020, our total Company contributions were $283 million, $246 million and $225 million, respectively.

Note 8 — Debt Obligations

The following table summarizes our debt obligations:

	2022[a]	2021[a]
Short-term debt obligations [b]		
Current maturities of long-term debt	$ 3,096	$ 3,872
Commercial paper (0.1% and 0.1%)	—	400
Other borrowings (15.0% and 2.2%)	318	36
	$ 3,414	$ 4,308
Long-term debt obligations [b]		
Notes due 2022 (2.4%)	$ —	$ 3,868
Notes due 2023 (1.7% and 1.5%)	3,094	3,019
Notes due 2024 (2.2% and 2.1%)	2,867	2,986
Notes due 2025 (2.7% and 2.7%)	3,193	3,230
Notes due 2026 (3.1% and 3.2%)	2,396	2,450
Notes due 2027 (2.5% and 2.4%)	2,523	2,554
Notes due 2028-2060 (2.8% and 2.6%)	24,652	21,759
Other, due 2022-2028 (1.3% and 1.3%)	28	32
	38,753	39,898
Less: current maturities of long-term debt obligations	3,096	3,872
Total	$ 35,657	$ 36,026

(a) Amounts are shown net of unamortized net discounts of $227 million and $233 million for 2022 and 2021, respectively.
(b) The interest rates presented reflect weighted-average effective interest rates at year-end. See Note 9 for further information regarding our interest rate derivative instruments.

As of December 31, 2022 and December 25, 2021, our international debt of $304 million and $38 million, respectively, was related to borrowings from external parties, including various lines of credit. These lines of credit are subject to normal banking terms and conditions and are fully committed at least to the extent of our borrowings.

In 2022, we issued the following senior notes:

Interest Rate	Maturity Date	Principal Amount[a]	
3.200 %	July 2029 £	300	[b]
3.550 %	July 2034 £	450	[b]
3.600 %	February 2028 $	750	
3.900 %	July 2032 $	1,250	
4.200 %	July 2052 $	500	

(a) Excludes debt issuance costs, discounts and premiums.
(b) These notes, issued in British pounds, were designated as net investment hedges to partially offset the effects of foreign currency on our investments in certain of our foreign subsidiaries.

The net proceeds from the issuances of the above notes were used for general corporate purposes, including the repayment of commercial paper, except for an amount equivalent to the net proceeds from our 3.900% senior notes due 2032 that will be allocated to fund, in whole or in part, eligible green projects in the categories of investments in recycling and sustainable plastics and packaging, decarbonizing our operations and supply chain, water sustainability, and regenerative agriculture, which promote our selected Sustainable Development Goals, as defined by the United Nations.

In 2022, we entered into a new five-year unsecured revolving credit agreement (Five-Year Credit Agreement), which expires on May 27, 2027. The Five-Year Credit Agreement enables us and our borrowing subsidiaries to borrow up to $3.8 billion in U.S. dollars and/or euros, including a $0.75 billion swing line subfacility for euro-denominated borrowings permitted to be borrowed on a same-day basis, subject to customary terms and conditions. We may request that commitments under this agreement be increased up to $4.5 billion (or the equivalent amount in euros). Additionally, we may, once a year, request renewal of the agreement for an additional one-year period. The Five-Year Credit Agreement replaced our $3.75 billion five-year credit agreement, dated as of May 28, 2021.

Also in 2022, we entered into a new 364-day unsecured revolving credit agreement (364-Day Credit Agreement), which expires on May 26, 2023. The 364-Day Credit Agreement enables us and our borrowing subsidiaries to borrow up to $3.8 billion in U.S. dollars and/or euros, subject to customary terms and conditions. We may request that commitments under this agreement be increased up to $4.5 billion (or the equivalent amount in euros). We may request renewal of this facility for an additional 364-day period or convert any amounts outstanding into a term loan for a period of up to one year, which term loan would mature no later than the anniversary of the then effective termination date. The 364-Day Credit Agreement replaced our $3.75 billion 364-day credit agreement, dated as of May 28, 2021.

Funds borrowed under the Five-Year Credit Agreement and the 364-Day Credit Agreement may be used for general corporate purposes. Subject to certain conditions, we may borrow, prepay and reborrow amounts under these agreements. As of December 31, 2022, there were no outstanding borrowings under the Five-Year Credit Agreement or the 364-Day Credit Agreement.

In 2022, we paid $750 million to redeem all $750 million outstanding principal amount of our 2.25% senior notes due May 2022, we paid $800 million to redeem all $800 million outstanding principal amount of our 3.10% senior notes due July 2022 and we paid $154 million to redeem all $133 million outstanding principal amount of our subsidiary, Pepsi-Cola Metropolitan Bottling Company, Inc.'s 7.00% senior notes due March 2029 and 5.50% notes due May 2035. Additionally, we deposited $102 million of U.S. government securities with the Bank of New York Mellon, as trustee, in legal defeasance of $94 million outstanding principal amount of certain notes originally issued by our subsidiary, The Quaker Oats Company (Quaker notes). PepsiCo will be deemed to have paid and discharged the Quaker notes on April 12, 2023.

In 2021, we completed cash tender offers to redeem $4.1 billion principal amount of certain notes, with maturity dates ranging from May 2035 to March 2060 and interest rates ranging from 3.375% to 5.500%, for $4.8 billion in cash. As a result of the cash tender offers, we recorded a pre-tax charge of $842 million ($677 million after-tax or $0.49 per share) to net interest expense and other, primarily representing the tender price paid over the carrying value of the tendered notes and loss on treasury rate locks used to mitigate the interest rate risk on the cash tender offers.

Also in 2021, we paid $750 million to redeem all $750 million outstanding principal amount of our 1.70% senior notes due 2021 and terminated the associated interest rate swap with a notional amount of $250 million.

In 2020, we paid $1.1 billion to redeem all $1.1 billion outstanding principal amount of our 2.15% senior notes due 2020 and terminated associated interest rate swaps with a notional amount of $0.8 billion.

Also in 2020, one of our international consolidated subsidiaries borrowed 21.7 billion South African rand, or approximately $1.3 billion, from our two unsecured bridge loan facilities (Bridge Loan Facilities) to fund our acquisition of Pioneer Foods. These borrowings were fully repaid in April 2020 and no further borrowings under these Bridge Loan Facilities are permitted.

Note 9 — Financial Instruments

Derivatives and Hedging

We are exposed to market risks arising from adverse changes in:

- commodity prices, affecting the cost of our raw materials and energy;
- foreign exchange rates and currency restrictions; and
- interest rates.

In the normal course of business, we manage commodity price, foreign exchange and interest rate risks through a variety of strategies, including productivity initiatives, global purchasing programs and hedging. Ongoing productivity initiatives involve the identification and effective implementation of meaningful cost-saving opportunities or efficiencies, including the use of derivatives. We do not use derivative instruments for trading or speculative purposes. Our global purchasing programs include fixed-price contracts and purchase orders and pricing agreements.

Our hedging strategies include the use of derivatives and, in the case of our net investment hedges, debt instruments. Certain derivatives are designated as either cash flow or fair value hedges and qualify for hedge accounting treatment, while others do not qualify and are marked to market through earnings. The accounting for qualifying hedges allows changes in a hedging instrument's fair value to offset corresponding changes in the hedged item in the same reporting period that the hedged item impacts earnings. Gains or losses on derivatives designated as cash flow hedges are recorded in accumulated other comprehensive loss within common shareholders' equity and reclassified to our income statement when the hedged transaction affects earnings. If it becomes probable that the hedged transaction will not occur, we immediately recognize the related hedging gains or losses in earnings; such gains or losses reclassified during the year ended December 31, 2022 were not material.

Cash flows from derivatives used to manage commodity price, foreign exchange or interest rate risks are classified as operating activities in the cash flow statement. We classify both the earnings and cash flow impact from these derivatives consistent with the underlying hedged item.

Credit Risk

We perform assessments of our counterparty credit risk regularly, including reviewing netting agreements, if any, and a review of credit ratings, credit default swap rates and potential nonperformance of the counterparty. Based on our most recent assessment of our counterparty credit risk, we consider this risk to be low. In addition, we enter into derivative contracts with a variety of financial institutions that we believe are creditworthy in order to reduce our concentration of credit risk.

Certain of our agreements with our counterparties require us to post full collateral on derivative instruments in a net liability position if our credit rating is at A2 (Moody's Investors Service, Inc.) or A (S&P Global Ratings) and we have been placed on credit watch for possible downgrade or if our credit rating falls below either of these levels. The fair value of all derivative instruments with credit-risk-related contingent features that were in a net liability position as of December 31, 2022 was $235 million. We have posted no collateral under these contracts and no credit-risk-related contingent features were triggered as of December 31, 2022.

Commodity Prices

We are subject to commodity price risk because our ability to recover increased costs through higher pricing may be limited in the competitive environment in which we operate. This risk is managed through the use of fixed-price contracts and purchase orders, pricing agreements and derivative instruments, which primarily include swaps and futures. In addition, risk to our supply of certain raw materials is mitigated through purchases from multiple geographies and suppliers. We use derivatives, with terms of no more than three years, to hedge price fluctuations related to a portion of our anticipated commodity purchases, primarily for agricultural products, energy and metals. Derivatives used to hedge commodity price risk that do not qualify for hedge accounting treatment are marked to market each period with the resulting gains and losses recorded in corporate unallocated expenses as either cost of sales or selling, general and administrative expenses, depending on the underlying commodity. These gains and losses are subsequently reflected in division results when the divisions recognize the cost of the underlying commodity in operating profit.

Our commodity derivatives had a total notional value of $1.8 billion as of December 31, 2022 and $1.6 billion as of December 25, 2021.

Foreign Exchange

We are exposed to foreign exchange risks in the international markets in which our products are made, manufactured, distributed or sold. Additionally, we are exposed to foreign exchange risk from net investments in foreign subsidiaries, foreign currency purchases and foreign currency assets and liabilities created in the normal course of business. We manage this risk through sourcing purchases from local suppliers, negotiating contracts in local currencies with foreign suppliers and through the use of derivatives, primarily forward contracts with terms of no more than two years. Exchange rate gains or losses related to foreign currency transactions are recognized as transaction gains or losses on our income statement as incurred. We also use net investment hedges to partially offset the effects of foreign currency on our investments in certain of our foreign subsidiaries.

Our foreign currency derivatives had a total notional value of $3.0 billion as of December 31, 2022 and $2.8 billion as of December 25, 2021. The total notional amount of our debt instruments designated as net investment hedges was $2.9 billion as of December 31, 2022 and $2.1 billion as of December 25, 2021. For foreign currency derivatives that do not qualify for hedge accounting treatment, gains and losses were offset by changes in the underlying hedged items, resulting in no material net impact on earnings.

Interest Rates

We centrally manage our debt and investment portfolios considering investment opportunities and risks, tax consequences and overall financing strategies. We use various interest rate derivative instruments including, but not limited to, interest rate swaps, cross-currency interest rate swaps, Treasury locks and swap locks to manage our overall interest expense and foreign exchange risk. These instruments effectively change the interest rate and currency of specific debt issuances. The notional amount, interest payment and maturity date of the interest rate and cross-currency interest rate swaps match the principal, interest payment and maturity date of the related debt. Our cross-currency interest rate swaps have terms of no more than twelve years. Our Treasury locks and swap locks are entered into to protect against unfavorable interest rate changes relating to forecasted debt transactions.

Our interest rate derivatives had a total notional value of $1.3 billion as of December 31, 2022 and $2.1 billion as of December 25, 2021.

As of December 31, 2022, approximately 1% of total debt was subject to variable rates, compared to approximately 2%, after the impact of the related interest rate derivative instruments, as of December 25, 2021.

Debt Securities

Held-to-Maturity

Investments in debt securities that we have the positive intent and ability to hold until maturity are classified as held-to-maturity. Highly liquid debt securities with original maturities of three months or less are recorded as cash equivalents. As of December 31, 2022, we had no investments in held-to-maturity debt securities. As of December 25, 2021, we had $130 million of investments in commercial paper recorded in cash and cash equivalents. Held-to-maturity debt securities are recorded at amortized cost, which approximates fair value, and realized gains or losses are reported in earnings. As of December 25, 2021, gross unrecognized gains and losses and the allowance for expected credit losses were not material.

Available-for-Sale

Investments in available-for-sale debt securities are reported at fair value. Changes in the fair value of available-for-sale debt securities are generally recognized in accumulated other comprehensive loss within common shareholders' equity. Changes in the fair value of available-for-sale debt securities impact earnings only when such securities are sold, or an allowance for expected credit losses or impairment is recognized. We regularly evaluate our investment portfolio for expected credit losses and impairment. In making this judgment, we evaluate, among other things, the extent to which the fair value of a debt security is less than its amortized cost; the financial condition of the issuer, including the credit quality, and any changes thereto; and our intent to sell, or whether we will more likely than not be required to sell, the debt security before recovery of its amortized cost basis. Our assessment of whether a debt security has a credit loss or is impaired could change in the future due to new developments or changes in assumptions related to any particular debt security.

In 2022, we entered into an agreement with Celsius to distribute Celsius energy drinks in the United States (see Note 4 for further information) and invested $550 million in Series A convertible preferred shares issued by Celsius, which included certain conversion and redemption features. The preferred shares automatically convert into Celsius common shares after six years if certain market-based conditions are met, or can be redeemed after seven years. Shares underlying the transaction were priced at $75 per share, and the preferred shares are entitled to a 5% annual dividend, payable either in cash or in-kind. Given our redemption right, we classified our investment in the convertible preferred stock as an available-for-sale debt security. There were no unrealized gains and losses on our investment as of December 31, 2022. There were no impairment charges related to our investment in the year ended December 31, 2022.

Fair Value Measurements

The fair values of our financial assets and liabilities as of December 31, 2022 and December 25, 2021 are categorized as follows:

	Fair Value Hierarchy Levels[a]	2022		2021	
		Assets[a]	Liabilities[a]	Assets[a]	Liabilities[a]
Available-for-sale debt securities [b]	2	$ 660	$ —	$ —	$ —
Index funds [c]	1	$ 257	$ —	$ 337	$ —
Prepaid forward contracts [d]	2	$ 14	$ —	$ 21	$ —
Deferred compensation [e]	2	$ —	$ 434	$ —	$ 505
Derivatives designated as cash flow hedging instruments:					
Foreign exchange [f]	2	$ 24	$ 22	$ 29	$ 14
Interest rate [f]	2	—	164	14	264
Commodity [g]	2	2	60	70	5
		$ 26	$ 246	$ 113	$ 283
Derivatives not designated as hedging instruments:					
Foreign exchange [f]	2	$ 21	$ 21	$ 19	$ 7
Commodity [g]	2	11	51	35	22
		$ 32	$ 72	$ 54	$ 29
Total derivatives at fair value [h]		$ 58	$ 318	$ 167	$ 312
Total		$ 989	$ 752	$ 525	$ 817

(a) Fair value hierarchy levels are defined in Note 7. Unless otherwise noted, financial assets are classified on our balance sheet within prepaid expenses and other current assets and other assets. Financial liabilities are classified on our balance sheet within accounts payable and other current liabilities and other liabilities.
(b) Primarily related to our investment in Celsius convertible preferred stock. The fair value of our investment approximates the transaction price and any accrued dividends, as well as the amortized cost. As of December 31, 2022, $3 million, $104 million and $553 million were classified as cash equivalents, short-term investments and other assets, respectively.
(c) Based on the price of index funds. These investments are classified as short-term investments and are used to manage a portion of market risk arising from our deferred compensation liability.
(d) Based primarily on the price of our common stock.
(e) Based on the fair value of investments corresponding to employees' investment elections.
(f) Based on recently reported market transactions of spot and forward rates.
(g) Primarily based on recently reported market transactions of swap arrangements.
(h) Derivative assets and liabilities are presented on a gross basis on our balance sheet. Amounts subject to enforceable master netting arrangements or similar agreements which are not offset on our balance sheet as of December 31, 2022 and December 25, 2021 were not material. Collateral received or posted against our asset or liability positions was not material. Exchange-traded commodity futures are cash-settled on a daily basis and, therefore, not included in the table.

The carrying amounts of our cash and cash equivalents and short-term investments recorded at amortized cost approximate fair value (classified as Level 2 in the fair value hierarchy) due to their short-term maturity. The fair value of our debt obligations as of December 31, 2022 and December 25, 2021 was $35 billion and $43 billion, respectively, based upon prices of identical or similar instruments in the marketplace, which are considered Level 2 inputs.

Losses/(gains) on our hedging instruments are categorized as follows:

| | Fair Value/Non-designated Hedges | | Cash Flow and Net Investment Hedges | | | |
| | Losses/(Gains) Recognized in Income Statement[a] | | Losses/(Gains) Recognized in Accumulated Other Comprehensive Loss | | Losses/(Gains) Reclassified from Accumulated Other Comprehensive Loss into Income Statement[b] | |
	2022	2021	**2022**	2021	**2022**	2021
Foreign exchange	**$ (58)**	$ (4)	**$ (3)**	$ (7)	**$ (21)**	$ 82
Interest	**—**	56	**138**	44	**159**	64
Commodity	**(179)**	(218)	**(57)**	(285)	**(267)**	(194)
Net investment	**—**	—	**(120)**	(192)	**—**	—
Total	**$ (237)**	$ (166)	**$ (42)**	$ (440)	**$ (129)**	$ (48)

(a) Foreign exchange derivative losses/gains are included in selling, general and administrative expenses. Commodity derivative gains included in cost of sales totaled $8 million in 2022 and $109 million in 2021 and commodity derivative gains included in selling, general and administrative expenses totaled $171 million in 2022 and $109 million in 2021.

(b) Foreign exchange derivative losses/gains are included in net revenue and cost of sales. Interest rate derivative losses/gains on cross-currency interest rate swaps are included in selling, general and administrative expenses. Commodity derivative losses/gains are included in either cost of sales or selling, general and administrative expenses, depending on the underlying commodity. See Note 11 for further information.

Based on current market conditions, we expect to reclassify net losses of $51 million related to our cash flow hedges from accumulated other comprehensive loss within common shareholders' equity into net income during the next 12 months.

Note 10 — Net Income Attributable to PepsiCo per Common Share

The computations of basic and diluted net income attributable to PepsiCo per common share are as follows:

| | **2022** | | 2021 | | 2020 | |
	Income	**Shares[a]**	Income	Shares[a]	Income	Shares[a]
Basic net income attributable to PepsiCo per common share	**$ 6.45**		$ 5.51		$ 5.14	
Net income available for PepsiCo common shareholders	**$ 8,910**	**1,380**	$ 7,618	1,382	$ 7,120	1,385
Dilutive securities:						
Stock options, RSUs, PSUs and other [b]	**—**	**7**	—	7	—	7
Diluted	**$ 8,910**	**1,387**	$ 7,618	1,389	$ 7,120	1,392
Diluted net income attributable to PepsiCo per common share	**$ 6.42**		$ 5.49		$ 5.12	

(a) Weighted-average common shares outstanding (in millions).
(b) The dilutive effect of these securities is calculated using the treasury stock method.

The weighted-average amount of antidilutive securities excluded from the calculation of diluted earnings per common share was immaterial for the years ended December 31, 2022, December 25, 2021 and December 26, 2020.

Note 11 — Accumulated Other Comprehensive Loss Attributable to PepsiCo

The changes in the balances of each component of accumulated other comprehensive loss attributable to PepsiCo are as follows:

	Currency Translation Adjustment	Cash Flow Hedges	Pension and Retiree Medical	Other[a]	Accumulated Other Comprehensive Loss Attributable to PepsiCo
Balance as of December 28, 2019 [b]	$ (11,290)	$ (3)	$ (2,988)	$ (19)	$ (14,300)
Other comprehensive income/(loss) before reclassifications [c]	(710)	126	(1,141)	(1)	(1,726)
Amounts reclassified from accumulated other comprehensive loss	—	(116)	465	—	349
Net other comprehensive income/(loss)	(710)	10	(676)	(1)	(1,377)
Tax amounts	60	(3)	144	—	201
Balance as of December 26, 2020 [b]	(11,940)	4	(3,520)	(20)	(15,476)
Other comprehensive (loss)/income before reclassifications [d]	(340)	248	702	22	632
Amounts reclassified from accumulated other comprehensive loss	18	(48)	299	—	269
Net other comprehensive (loss)/income	(322)	200	1,001	22	901
Tax amounts	(47)	(45)	(231)	—	(323)
Balance as of December 25, 2021 [b]	(12,309)	159	(2,750)	2	(14,898)
Other comprehensive (loss)/income before reclassifications [e]	(603)	(78)	48	8	(625)
Amounts reclassified from accumulated other comprehensive loss	—	(129)	440	—	311
Net other comprehensive (loss)/income	(603)	(207)	488	8	(314)
Tax amounts	(36)	49	(99)	(4)	(90)
Balance as of December 31, 2022 [b]	$ (12,948)	$ 1	$ (2,361)	$ 6	$ (15,302)

(a) The change in 2021 primarily comprises fair value increases in available-for-sale securities.
(b) Pension and retiree medical amounts are net of taxes of $1,370 million as of December 28, 2019, $1,514 million as of December 26, 2020, $1,283 million as of December 25, 2021 and $1,184 million as of December 31, 2022.
(c) Currency translation adjustment primarily reflects depreciation of the Russian ruble and Mexican peso.
(d) Currency translation adjustment primarily reflects depreciation of the Turkish lira, Swiss franc and Mexican peso.
(e) Currency translation adjustment primarily reflects depreciation of the Egyptian pound and British pound sterling.

The following table summarizes the reclassifications from accumulated other comprehensive loss to the income statement:

	Amount Reclassified from Accumulated Other Comprehensive Loss			Affected Line Item in the Income Statement
	2022	2021	2020	
Currency translation:				
Divestitures	$ —	$ 18	$ —	Selling, general and administrative expenses
Cash flow hedges:				
Foreign exchange contracts	$ **(11)**	$ 6	$ —	Net revenue
Foreign exchange contracts	**(10)**	76	(43)	Cost of sales
Interest rate derivatives	**159**	64	(129)	Selling, general and administrative expenses
Commodity contracts	**(252)**	(190)	50	Cost of sales
Commodity contracts	**(15)**	(4)	6	Selling, general and administrative expenses
Net gains before tax	**(129)**	(48)	(116)	
Tax amounts	**23**	11	29	
Net (gains) after tax	$ **(106)**	$ (37)	$ (87)	
Pension and retiree medical items:				
Amortization of net prior service credit	$ **(37)**	$ (44)	$ —	Other pension and retiree medical benefits income
Amortization of net losses	**164**	289	238	Other pension and retiree medical benefits income
Settlement/curtailment losses	**313**	54	227	Other pension and retiree medical benefits income
Net losses before tax	**440**	299	465	
Tax amounts	**(80)**	(65)	(101)	
Net losses after tax	$ **360**	$ 234	$ 364	
Total net losses reclassified for the year, net of tax	$ **254**	$ 215	$ 277	

Note 12 — Leases

Lessee

We determine whether an arrangement is a lease at inception. We have operating leases for plants, warehouses, distribution centers, storage facilities, offices and other facilities, as well as machinery and equipment, including fleet. Our leases generally have remaining lease terms of up to 20 years, some of which include options to extend the lease term for up to five years and some of which include options to terminate the lease within one year. We consider these options in determining the lease term used to establish our right-of-use assets and lease liabilities. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

We have lease agreements that contain both lease and non-lease components. For real estate leases, we account for lease components together with non-lease components (e.g., common-area maintenance).

Components of lease cost are as follows:

		2022		2021		2020
Operating lease cost [a]	$	**585**	$	563	$	539
Variable lease cost [b]	$	**115**	$	112	$	111
Short-term lease cost [c]	$	**510**	$	469	$	436

(a)   Includes right-of-use asset amortization of $517 million, $505 million, and $478 million in 2022, 2021, and 2020, respectively.
(b)   Primarily related to adjustments for inflation, common-area maintenance and property tax.
(c)   Not recorded on our balance sheet.

In 2022, 2021 and 2020, we recognized gains of $175 million, $42 million and $7 million, respectively, on sale-leaseback transactions with terms under five years.

Supplemental cash flow information and non-cash activity related to our operating leases are as follows:

		2022		2021		2020
Operating cash flow information:						
Cash paid for amounts included in the measurement of lease liabilities	$	**573**	$	567	$	555
Non-cash activity:						
Right-of-use assets obtained in exchange for lease obligations	$	**871**	$	934	$	621

Supplemental balance sheet information related to our operating leases is as follows:

	Balance Sheet Classification		**2022**		2021
Right-of-use assets	Other assets	$	**2,373**	$	2,020
Current lease liabilities	Accounts payable and other current liabilities	$	**483**	$	446
Non-current lease liabilities	Other liabilities	$	**1,933**	$	1,598

Weighted-average remaining lease term and discount rate for our operating leases are as follows:

	2022	2021	2020
Weighted-average remaining lease term	**7 years**	7 years	6 years
Weighted-average discount rate	**3 %**	3 %	4 %

Maturities of lease liabilities by year for our operating leases are as follows:

2023	$	541
2024		465
2025		386
2026		326
2027		266
2028 and beyond		718
Total lease payments		2,702
Less: Imputed interest		286
Present value of lease liabilities	$	2,416

Lessor

We have various arrangements for certain foodservice and vending equipment under which we are the lessor. These leases meet the criteria for operating lease classification. Lease income associated with these leases is not material.

Note 13 — Acquisitions and Divestitures

Juice Transaction

In the first quarter of 2022, we sold our Tropicana, Naked and other select juice brands to PAI Partners for approximately $3.5 billion in cash, subject to purchase price adjustments, and a 39% noncontrolling interest in TBG, operating across North America and Europe. The North America portion of the transaction was completed on January 24, 2022 and the Europe portion of the transaction was completed on February 1, 2022. In the United States, PepsiCo acts as the exclusive distributor for TBG's portfolio of brands for small-format and foodservice customers with chilled DSD. We have significant influence over our investment in TBG and account for our investment under the equity method, recognizing our proportionate share of TBG's earnings on our income statement (recorded in selling, general and administrative expenses).

As a result of this transaction, in the year ended December 31, 2022, we recorded a gain in our PBNA and Europe divisions (see detailed income statement activity below), including $520 million related to the remeasurement of our 39% ownership in TBG at fair value using a combination of the transaction price, discounted cash flows and an option pricing model related to our liquidation preference in TBG. In the fourth quarter of 2022, we reached an agreement on final purchase price adjustments for net working capital and net debt amounts as of the transaction close date compared to targeted amounts set forth in the purchase agreement.

A summary of income statement activity related to the Juice Transaction for the year ended December 31, 2022 is as follows:

	PBNA	Europe	Corporate	Total PepsiCo	Provision for income taxes[a]	Net income attributable to PepsiCo	Impact on net income attributable to PepsiCo per common share
Gain associated with the Juice Transaction	$ (3,029)	$ (292)	$ —	$ (3,321)	$ 433	$ (2,888)	$ 2.08
Acquisition and divestiture-related charges	51	14	6	71	(13)	58	(0.04)
Operating profit	$ (2,978)	$ (278)	$ 6	(3,250)	420	(2,830)	2.04
Other pension and retiree medical benefits income [b]				(10)	3	(7)	0.01
Total Juice Transaction				$ (3,260)	$ 423	$ (2,837)	$ 2.04 [c]

(a) Includes $186 million of deferred tax expense related to the recognition of our investment in TBG.
(b) Includes $16 million curtailment gain, partially offset by $6 million special termination benefits.
(c) Does not sum due to rounding.

In connection with the sale, we entered into a transition services agreement with PAI Partners, under which we provide certain services to TBG to help facilitate an orderly transition of the business following the sale. In return for these services, TBG is required to pay certain agreed upon fees to reimburse us for our costs without markup.

As of December 25, 2021, $1.8 billion of assets, primarily accounts receivable, net, and inventories of $0.5 billion, goodwill and other intangible assets of $0.6 billion and property, plant and equipment of $0.5 billion, and liabilities of $0.8 billion, primarily accounts payable and other liabilities of $0.6 billion and deferred income taxes of $0.2 billion, related to the Juice Transaction were reclassified as held for sale in our consolidated balance sheet. The Juice Transaction did not meet the criteria to be classified as discontinued operations. As of December 31, 2022, there were no amounts classified as held for sale.

2020 Acquisitions

On March 23, 2020, we acquired all of the outstanding shares of Pioneer Foods, a food and beverage company in South Africa with exports to countries across the globe, for 110.00 South African rand per share in cash. The total consideration transferred was approximately $1.2 billion and was funded by two unsecured bridge loan facilities entered into by one of our international consolidated subsidiaries, which were fully repaid in April 2020.

In connection with our acquisition of Pioneer Foods, we have made certain commitments to the South Africa Competition Commission, including a commitment to provide the equivalent of 8.8 billion South African rand, or approximately $0.5 billion as of the acquisition date, in value for the benefit of our employees, agricultural development, education, developing Pioneer Foods' operations and enterprise development programs in South Africa. Included in this commitment is 2.3 billion South African rand, or approximately $0.1 billion, relating to the implementation of an employee ownership plan and an agricultural, entrepreneurship and educational development fund, which is an irrevocable condition of the acquisition. This commitment was recorded in selling, general and administrative expenses primarily in the year ended December 26, 2020 and was primarily settled in the fourth quarter of 2021. The remaining commitment of 6.5 billion South African rand, or approximately $0.4 billion as of the acquisition date, relates to capital expenditures and/or business-related costs which will be incurred and recorded over a five-year period from the acquisition date.

On April 24, 2020, we acquired Rockstar, an energy drink maker with whom we had a distribution agreement prior to the acquisition, for an upfront cash payment of approximately $3.85 billion and contingent consideration related to estimated future tax benefits associated with the acquisition of approximately $0.88 billion. In the fourth quarter of 2021, we exercised our option to accelerate all remaining payments due under the contingent consideration arrangement.

On June 1, 2020, we acquired all of the outstanding shares of Be & Cheery, one of the largest online convenient food companies in China, from Haoxiangni Health Food Co., Ltd. for cash. The total consideration transferred was approximately $0.7 billion.

We accounted for the 2020 transactions as business combinations. We recognized and measured the identifiable assets acquired and liabilities assumed at their estimated fair values on the respective dates of acquisition. The purchase price allocations for each of the 2020 acquisitions were finalized in the second quarter of 2021. The fair value of identifiable assets acquired and liabilities assumed in the acquisitions of Pioneer Foods, Rockstar and Be & Cheery and the resulting goodwill as of the respective acquisition dates is summarized as follows:

	Pioneer Foods	Rockstar	Be & Cheery
Acquisition date	March 23, 2020	April 24, 2020	June 1, 2020
Inventories	$ 229	$ 52	$ 45
Property, plant and equipment	379	8	60
Amortizable intangible assets	52	—	98
Nonamortizable intangible assets	183	2,400	309
Other assets and liabilities	(53)	(9)	(24)
Net deferred income taxes	(117)	—	(99)
Noncontrolling interest	(5)	—	—
Total identifiable net assets	668	2,451	389
Goodwill	558	2,278	309
Total purchase price	$ 1,226	$ 4,729	$ 698

Goodwill is calculated as the excess of the aggregate of the fair value of the consideration transferred over the fair value of the net assets recognized.

The goodwill recorded as part of the acquisition of Pioneer Foods primarily reflects synergies expected to arise from our combined brand portfolios and distribution networks, and is not deductible for tax purposes. All of the goodwill is recorded in the AMESA division.

The goodwill recorded as part of the acquisition of Rockstar primarily represents the value of PepsiCo's expected new innovation in the energy category and is deductible for tax purposes. All of the goodwill is recorded in the PBNA division.

The goodwill recorded as part of the acquisition of Be & Cheery primarily reflects growth opportunities for PepsiCo as we leverage Be & Cheery's direct-to-consumer and supply chain capabilities and is not deductible for tax purposes. All of the goodwill is recorded in the APAC division.

Acquisition and Divestiture-Related Charges

Acquisition and divestiture-related charges primarily include fair value adjustments to the acquired inventory included in the acquisition-date balance sheets (recorded in cost of sales), merger and integration charges and costs associated with divestitures (recorded in selling, general and administrative expenses). Merger and integration charges include liabilities to support socioeconomic programs in South Africa, gains associated with contingent consideration, employee-related costs, contract termination costs, closing costs and other integration costs. Divestiture-related charges reflect transaction expenses, including consulting, advisory and other professional fees.

A summary of our acquisition and divestiture-related charges is as follows:

		2022		2021		2020
Cost of sales	$	—	$	1	$	32
Selling, general and administrative expenses [a]		74		(5)		223
Other pension and retiree medical benefits expense		6		—		—
Total	$	80	$	(4)	$	255
After-tax amount [b]	$	66	$	(27)	$	237
Impact on net income attributable to PepsiCo per common share	$	(0.05)	$	0.02	$	(0.17)

(a) The income amount primarily relates to the acceleration payment made in the fourth quarter of 2021 under the contingent consideration arrangement associated with our acquisition of Rockstar, which is partially offset by other acquisition and divestiture-related charges.

(b) In 2021, includes a tax benefit related to contributions to socioeconomic programs in South Africa.

		2022		2021		2020	Transaction
FLNA	$	—	$	2	$	29	BFY Brands
PBNA		51		11		66	Juice Transaction, Rockstar
Europe		14		8		—	Juice Transaction
AMESA		3		10		173	Pioneer Foods, Other
APAC		—		4		7	Be & Cheery
Corporate [a]		6		(39)		(20)	Juice Transaction, Rockstar
Total		74		(4)		255	
Other pension and retiree medical benefits expense		6		—		—	Juice Transaction
Total acquisition and divestiture-related charges	$	80	$	(4)	$	255	

(a) In 2021, the income amount primarily relates to the acceleration payment made in the fourth quarter of 2021 under the contingent consideration arrangement associated with our acquisition of Rockstar, which is partially offset by divestiture-related charges associated with the Juice Transaction. In 2020, the income amount primarily relates to the change in the fair value of the Rockstar contingent consideration.

Note 14 — Supplemental Financial Information

Balance Sheet

		2022		2021		2020
Accounts and notes receivable [(a)]						
Trade receivables	$	8,192	$	7,172		
Other receivables		2,121		1,655		
Total		10,313		8,827		
Allowance, beginning of year		147		201	$	105
Cumulative effect of accounting change		—		—		44
Net amounts charged to expense [(b)]		21		(19)		79
Deductions [(c)]		(12)		(25)		(32)
Other [(d)]		(6)		(10)		5
Allowance, end of year		150		147	$	201
Net receivables	$	10,163	$	8,680		
Inventories [(e)]						
Raw materials and packaging	$	2,366	$	1,898		
Work-in-process		114		151		
Finished goods		2,742		2,298		
Total	$	5,222	$	4,347		

	Average Useful Life (Years)		2022		2021		2020
Property, plant and equipment, net [(f)]							
Land		$	1,142	$	1,123		
Buildings and improvements	15 - 44		10,816		10,279		
Machinery and equipment, including fleet and software	5 - 15		33,335		31,486		
Construction in progress			4,491		3,940		
			49,784		46,828		
Accumulated depreciation			(25,493)		(24,421)		
Total		$	24,291	$	22,407		
Depreciation expense		$	2,523	$	2,484	$	2,335

		2022		2021
Other assets				
Noncurrent notes and accounts receivable	$	202	$	111
Deferred marketplace spending		123		119
Pension plans [(g)]		948		1,260
Right-of-use assets [(h)]		2,373		2,020
Other investments [(i)]		813		277
Other		833		694
Total	$	5,292	$	4,481
Accounts payable and other current liabilities				
Accounts payable [(j)]	$	10,732	$	9,834
Accrued marketplace spending		3,637		3,087
Accrued compensation and benefits		2,519		2,324
Dividends payable		1,610		1,508
Current lease liabilities [(h)]		483		446
Other current liabilities		4,390		3,960
Total	$	23,371	$	21,159

(a) Increase primarily reflects strong revenue performance across much of our portfolio in 2022.
(b) 2021 includes reductions in allowance for expected credit losses related to COVID-19 pandemic recorded in 2020.
(c) Includes accounts written off.
(d) Includes adjustments related primarily to currency translation and other adjustments.

(e) Increase reflects higher commodity costs in 2022. Approximately 9% and 7% of the inventory cost in 2022 and 2021, respectively, were computed using the LIFO method. The differences between LIFO and FIFO methods of valuing these inventories were not material. See Note 2 for further information.
(f) See Note 2 for further information.
(g) See Note 7 for further information.
(h) See Note 12 for further information.
(i) Increase in 2022 primarily reflects our investment in Celsius convertible preferred stock. See Note 9 for further information.
(j) Increase reflects higher commodity costs and capital expenditures in 2022.

Statement of Cash Flows

	2022	2021	2020
Interest paid [a]	$ 1,043	$ 1,184	$ 1,156
Income taxes paid, net of refunds [b]	$ 2,766	$ 1,933	$ 1,770

(a) 2022 excludes the premiums paid in accordance with the debt transactions. 2021 excludes the charge related to cash tender offers. See Note 8 for further information.
(b) In 2022, 2021 and 2020, includes tax payments of $309 million, $309 million and $78 million, respectively, related to the TCJ Act.

The following table provides a reconciliation of cash and cash equivalents and restricted cash as reported within the balance sheet to the same items as reported in the cash flow statement.

	2022	2021
Cash and cash equivalents	$ 4,954	$ 5,596
Restricted cash included in other assets [a]	146	111
Total cash and cash equivalents and restricted cash	$ 5,100	$ 5,707

(a) Primarily relates to collateral posted against certain of our derivative positions.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
PepsiCo, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying Consolidated Balance Sheet of PepsiCo, Inc. and Subsidiaries (the Company) as of December 31, 2022 and December 25, 2021, the related Consolidated Statements of Income, Comprehensive Income, Cash Flows, and Equity for each of the fiscal years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 25, 2021, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sales incentive accruals

As discussed in Note 2 to the consolidated financial statements, the Company offers sales incentives and discounts through various programs to customers and consumers. A number of the sales incentives are based on annual targets, resulting in the need to accrue for the expected liability. These incentives are accrued for in the "Accounts payable and other current liabilities" line on the balance sheet. These accruals are based on sales incentive agreements, expectations regarding customer and consumer participation and performance levels, and historical experience and trends.

We identified the evaluation of certain of the Company's sales incentive accruals as a critical audit matter. Subjective and complex auditor judgment is required in evaluating these sales incentive accruals as a result of the timing difference between when the product is delivered and when the incentive is settled. This specifically related to (1) forecasted customer and consumer participation and performance level assumptions underlying the accrual, and (2) the impact of historical experience and trends.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the sales incentive process, including controls related to (1) the accrual methodology, (2) assumptions around forecasted customer and consumer participation, (3) performance levels, and (4) monitoring of actual sales incentives incurred compared to estimated sales incentives in respect of historical periods. To evaluate the timing and amount of certain accrued sales incentives we (1) analyzed the accrual by sales incentive type as compared to historical trends to identify specific sales incentives that may require additional testing, (2) recalculated expenses and closing accruals on a sample basis, based on volumes sold and terms of the sales incentives, (3) assessed the Company's ability to accurately estimate its sales incentive accrual by comparing previously established accruals to actual settlements, and (4) tested a sample of settlements or claims that occurred after period end, and compared them to the recorded sales incentive accrual.

Carrying value of certain reacquired and acquired franchise rights and SodaStream brand

As discussed in Notes 2 and 4 to the consolidated financial statements, the Company performs impairment testing of its indefinite-lived intangible assets on an annual basis during the third quarter of each fiscal year and whenever events and changes in circumstances indicate that there is a greater than 50% likelihood that the asset is impaired. The carrying value of indefinite-lived intangible assets as of December 31, 2022 was $32.5 billion which represents 35% of total assets, and includes PepsiCo Beverages North America's (PBNA) reacquired and acquired franchise rights which had a carrying value of $8.8 billion as of December 31, 2022.

We identified the assessment of the carrying value of PBNA's reacquired and acquired franchise rights and the SodaStream brand in Europe as a critical audit matter. Significant auditor judgment is necessary to assess the impact of competitive operating and macroeconomic factors on future levels of sales, operating profit and cash flows. The impairment analysis of these indefinite-lived intangible assets requires significant auditor judgment to evaluate the Company's forecasted revenue and profitability levels, including the expected long-term growth rates and the selection of the discount rates to be applied to the projected cash flows.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the indefinite-lived assets impairment process, including controls related to the development of forecasted revenue, profitability levels, and expected long-term growth rates and select the discount rates to be applied to the projected cash flows. We also evaluated the sensitivity of the Company's conclusion to changes in assumptions, including the assessment of changes in assumptions from prior periods. To assess the Company's ability to accurately forecast, we compared the Company's historical forecasted results to actual results. We compared the cash flow projections used in the impairment tests with available external industry data and other internal information. We involved valuation professionals with specialized skills and knowledge who assisted in evaluating (1) the long-term growth rates used in the impairment tests by comparing against economic data and information specific to the respective assets, including projected long-term nominal Gross Domestic Product growth in the respective local countries, and (2) the discount rates used in the impairment tests by comparing them against discount rates that were independently developed using publicly available market data, including that of comparable companies.

Unrecognized tax benefits

As discussed in Note 5 to the consolidated financial statements, the Company's global operating model gives rise to income tax obligations in the United States and in certain foreign jurisdictions in which it operates. As of December 31, 2022, the Company recorded reserves for unrecognized tax benefits of $1.9 billion. The Company establishes reserves if it believes that certain positions taken in its tax returns are subject to challenge and the Company likely will not succeed, even though the Company believes the tax return position is supportable under the tax law. The Company adjusts these reserves, as well as the related interest, in light of new information, such as the progress of a tax examination, new tax law, relevant court rulings or tax authority settlements.

We identified the evaluation of certain of the Company's unrecognized tax benefits as a critical audit matter because the application of tax law and interpretation of a tax authority's settlement history is complex and involves subjective judgment. Such judgments impact both the timing and amount of the reserves that are recognized, including judgments about re-measuring liabilities for positions taken in prior years' tax returns in light of new information.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the unrecognized tax benefits process, including controls to (1) identify uncertain income tax positions, (2) evaluate the tax law and tax authority's settlement history used to estimate the unrecognized tax benefits, and (3) monitor for new information that may give rise to changes to the existing unrecognized tax benefits, such as progress of a tax examination, new tax law or tax authority settlements. We involved tax and valuation professionals with specialized skills and knowledge, who assisted in assessing the unrecognized tax benefits by (1) evaluating the Company's tax structure and transactions, including transfer pricing arrangements, and (2) assessing the Company's interpretation of existing tax law as well as new and amended tax laws, tax positions taken, associated external counsel opinions, information from tax examinations, relevant court rulings and tax authority settlements.

/s/ KPMG LLP

We have served as the Company's auditor since 1990.

New York, New York
February 8, 2023

GLOSSARY

Acquisitions and divestitures: mergers and acquisitions activity, as well as divestitures and other structural changes, including changes in ownership or control in consolidated subsidiaries and nonconsolidated equity investees.

Bottler Case Sales (BCS): measure of physical beverage volume shipped to retailers and independent distributors from both PepsiCo and our independent bottlers.

Bottler funding: financial incentives we give to our independent bottlers to assist in the distribution and promotion of our beverage products.

Concentrate Shipments and Equivalents (CSE): measure of our physical beverage volume shipments to independent bottlers.

Constant currency: financial results assuming constant foreign currency exchange rates used for translation based on the rates in effect for the comparable prior-year period. In order to compute our constant currency results, we multiply or divide, as appropriate, our current year U.S. dollar results by the current year average foreign exchange rates and then multiply or divide, as appropriate, those amounts by the prior year average foreign exchange rates.

Consumers: people who eat and drink our products.

CSD: carbonated soft drinks.

Customers: authorized independent bottlers, distributors and retailers.

Direct-Store-Delivery (DSD): delivery system used by us and our independent bottlers to deliver beverages and convenient foods directly to retail stores where our products are merchandised.

Effective net pricing: reflects the year-over-year impact of discrete pricing actions, sales incentive activities and mix resulting from selling varying products in different package sizes and in different countries.

Free cash flow: net cash provided by/used for operating activities less capital spending, plus sales of property, plant and equipment.

Independent bottlers: customers to whom we have granted exclusive contracts to sell and manufacture certain beverage products bearing our trademarks within a specific geographical area.

Mark-to-market net impact: change in market value for commodity derivative contracts that we purchase to mitigate the volatility in costs of energy and raw materials that we consume. The market value is determined based on prices on national exchanges and recently reported transactions in the marketplace.

Organic: a measure that adjusts for the impacts of foreign exchange translation, acquisitions and divestitures, and where applicable, the impact of the 53rd reporting week. In excluding the impact of foreign exchange translation, we assume constant foreign exchange rates used for translation based on the rates in effect for the comparable prior-year period. See the definition of "Constant currency" for further information.

Total marketplace spending: includes sales incentives and discounts offered through various programs to our customers, consumers or independent bottlers, as well as advertising and other marketing activities.

Transaction gains and losses: the impact on our consolidated financial statements of exchange rate changes arising from specific transactions.

Translation adjustment: the impact of converting our foreign affiliates' financial statements into U.S. dollars for the purpose of consolidating our financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Included in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Our Business Risks."

Item 8. Financial Statements and Supplementary Data.

See "Item 15. Exhibits and Financial Statement Schedules."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

(a) Disclosure Controls and Procedures. As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in *Internal Control – Integrated Framework* (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm. KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting.

(c) Changes in Internal Control over Financial Reporting. During our fourth quarter of 2022, we continued migrating certain of our financial processing systems to an Enterprise Resource Planning (ERP) solution. These systems implementations are part of our ongoing global business transformation initiative, and we plan to continue implementing such systems throughout other parts of our businesses in phases over the next several years. In connection with these ERP implementations, we are updating and will continue to update our internal control over financial reporting, as necessary, to accommodate modifications to our business processes and accounting procedures. During 2022, we continued implementing these systems, resulting in changes that materially affected our internal control over financial reporting. These system implementations did not have an adverse effect, nor do we expect will have an adverse effect, on our internal control over financial reporting. In addition, in connection with our 2019 multi-year productivity plan, we continue to migrate to shared business models across our operations to further simplify, harmonize and automate processes. In connection with our 2019 multi-year

productivity plan and resulting business process changes, we continue to enhance the design and documentation of our internal control over financial reporting processes, to maintain effective controls over our financial reporting. These business process changes have not materially affected, and we do not expect them to materially affect, our internal control over financial reporting.

Except with respect to the continued implementation of ERP systems, there have been no changes in our internal control over financial reporting during our fourth quarter of 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We will continue to assess the impact on our internal control over financial reporting as we continue to implement our ERP solution and our 2019 multi-year productivity plan.

Item 9B. Other Information.

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information about our directors and persons nominated to become directors is contained under the caption "Election of Directors" in our Proxy Statement for our 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the year ended December 31, 2022 (the 2023 Proxy Statement) and is incorporated herein by reference. Information about our executive officers is reported under the caption "Information About Executive Officers" in Part I of this report.

Information on beneficial ownership reporting compliance will be contained under the caption "Ownership of PepsiCo Common Stock - Delinquent Section 16(a) Reports," if applicable, in our 2023 Proxy Statement and is incorporated herein by reference.

We have a written code of conduct that applies to all of our employees, including our Chairman of the Board of Directors and Chief Executive Officer, Chief Financial Officer and Controller, and to our Board of Directors. Our Global Code of Conduct is distributed to all employees and is available on our website at http://www.pepsico.com. A copy of our Global Code of Conduct may be obtained free of charge by writing to Investor Relations, PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577. Any amendment to our Global Code of Conduct and any waiver applicable to our executive officers or senior financial officers will be posted on our website within the time period required by the SEC and applicable rules of The Nasdaq Stock Market LLC.

Information about the procedures by which security holders may recommend nominees to our Board of Directors can be found in our 2023 Proxy Statement under the caption "Board Composition and Refreshment – Shareholder Recommendations and Nominations of Director Candidates" and is incorporated herein by reference.

Information concerning the composition of the Audit Committee and our Audit Committee financial experts is contained in our 2023 Proxy Statement under the caption "Corporate Governance at PepsiCo – Committees of the Board of Directors – Audit Committee" and is incorporated herein by reference.

Item 11. Executive Compensation.

Information about director and executive officer compensation, Compensation Committee interlocks and the Compensation Committee Report is contained in our 2023 Proxy Statement under the captions "2022

Director Compensation," "Executive Compensation," "Corporate Governance at PepsiCo – Committees of the Board of Directors – Compensation Committee – Compensation Committee Interlocks and Insider Participation" and "Executive Compensation – Compensation Committee Report" and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information with respect to securities authorized for issuance under equity compensation plans can be found under the caption "Executive Compensation – Securities Authorized for Issuance Under Equity Compensation Plans" in our 2023 Proxy Statement and is incorporated herein by reference.

Information on the number of shares of PepsiCo Common Stock beneficially owned by each director and named executive officer, by all directors and executive officers as a group and on each beneficial owner of more than 5% of PepsiCo Common Stock is contained under the caption "Ownership of PepsiCo Common Stock" in our 2023 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information with respect to certain relationships and related transactions and director independence is contained under the captions "Corporate Governance at PepsiCo – Related Person Transactions" and "Corporate Governance at PepsiCo – Director Independence" in our 2023 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Information on our Audit Committee's pre-approval policy and procedures for audit and other services and information on our principal accountant fees and services is contained in our 2023 Proxy Statement under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm – Audit and Other Fees" and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)1. Financial Statements

The following consolidated financial statements of PepsiCo, Inc. and its affiliates are included herein by reference to the pages indicated on the index appearing in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations":

Consolidated Statement of Income – Fiscal years ended December 31, 2022, December 25, 2021 and December 26, 2020

Consolidated Statement of Comprehensive Income – Fiscal years ended December 31, 2022, December 25, 2021 and December 26, 2020

Consolidated Statement of Cash Flows – Fiscal years ended December 31, 2022, December 25, 2021 and December 26, 2020

Consolidated Balance Sheet – December 31, 2022 and December 25, 2021

Consolidated Statement of Equity – Fiscal years ended December 31, 2022, December 25, 2021 and December 26, 2020

Notes to Consolidated Financial Statements, and

Report of Independent Registered Public Accounting Firm (PCAOB ID: 185).

(a)2. Financial Statement Schedules

These schedules are omitted because they are not required or because the information is set forth in the financial statements or the notes thereto.

(a)3. Exhibits

See Index to Exhibits.

Item 16. Form 10-K Summary.

None.

INDEX TO EXHIBITS
ITEM 15(a)(3)

The following is a list of the exhibits filed as part of this Form 10-K. The documents incorporated by reference can be viewed on the SEC's website at http://www.sec.gov.

EXHIBIT

3.1	Amended and Restated Articles of Incorporation of PepsiCo, Inc., effective as of May 1, 2019, which are incorporated herein by reference to Exhibit 3.1 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2019.
3.2	By-laws of PepsiCo, Inc., as amended and restated, effective as of April 15, 2020, which are incorporated herein by reference to Exhibit 3.2 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2020.
4.1	PepsiCo, Inc. agrees to furnish to the Securities and Exchange Commission, upon request, a copy of any instrument, not otherwise filed herewith, defining the rights of holders of long-term debt of PepsiCo, Inc. and its consolidated subsidiaries and for any of its unconsolidated subsidiaries for which financial statements are required to be filed with the Securities and Exchange Commission.
4.2	Indenture dated May 21, 2007 between PepsiCo, Inc. and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, which is incorporated herein by reference to Exhibit 4.3 to PepsiCo, Inc.'s Registration Statement on Form S-3ASR (Registration No. 333-154314) filed with the Securities and Exchange Commission on October 15, 2008.
4.3	Form of 5.50% Senior Note due 2040, which is incorporated herein by reference to Exhibit 4.4 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 13, 2010.
4.4	Form of 4.875% Senior Note due 2040, which is incorporated herein by reference to Exhibit 4.3 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2010.
4.5	Form of 3.600% Senior Note due 2024, which is incorporated herein by reference to Exhibit 4.2 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 28, 2014.
4.6	Form of 2.625% Senior Note due 2026, which is incorporated herein by reference to Exhibit 4.2 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2014.
4.7	Form of 4.250% Senior Note due 2044, which is incorporated herein by reference to Exhibit 4.1 of PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2014.
4.8	Form of 2.750% Senior Note due 2025, which is incorporated herein by reference to Exhibit 4.4 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2015.
4.9	Form of 3.500% Senior Note due 2025, which is incorporated herein by reference to Exhibit 4.4 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2015.
4.10	Form of 4.600% Senior Note due 2045, which is incorporated herein by reference to Exhibit 4.5 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2015.
4.11	Form of 4.450% Senior Note due 2046, which is incorporated herein by reference to Exhibit 4.4 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 14, 2015.
4.12	Form of 2.850% Senior Note due 2026, which is incorporated herein by reference to Exhibit 4.3 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 2016.

4.13   Form of 4.450% Senior Note due 2046, which is incorporated herein by reference to Exhibit 4.4 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 2016.

4.14   Form of 0.875% Senior Note due 2028, which is incorporated herein by reference to Exhibit 4.1 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2016.

4.15   Form of 2.375% Senior Note due 2026, which is incorporated herein by reference to Exhibit 4.5 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2016.

4.16   Form of 3.450% Senior Note due 2046, which is incorporated herein by reference to Exhibit 4.6 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2016.

4.17   Form of 4.000% Senior Note due 2047, which is incorporated herein by reference to Exhibit 4.5 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2017.

4.18   Form of 2.150% Senior Note due 2024, which is incorporated herein by reference to Exhibit 4.1 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2017.

4.19   Form of 3.000% Senior Note due 2027, which is incorporated herein by reference to Exhibit 4.3 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2017.

4.20   Board of Directors Resolutions Authorizing PepsiCo, Inc.'s Officers to Establish the Terms of the 5.50% Senior Notes due 2040 and 4.875% Senior Notes due 2040, which are incorporated herein by reference to Exhibit 4.1 to PepsiCo, Inc.'s Quarterly Report on Form 10-Q for the 24 weeks ended June 12, 2010.

4.21   Board of Directors Resolutions Authorizing PepsiCo, Inc.'s Officers to Establish the Terms of the 4.000% Senior Notes due 2042 and the 3.600% Senior Notes due 2042, which are incorporated herein by reference to Exhibit 4.3 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2011.

4.22   Form of 4.000% Senior Note due 2042, which is incorporated herein by reference to Exhibit 4.3 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2012.

4.23   Form of 3.600% Senior Note due 2042, which is incorporated herein by reference to Exhibit 4.3 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2012.

4.24   Form of 2.750% Senior Note due 2023, which is incorporated herein by reference to Exhibit 4.3 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 28, 2013.

4.25   Form of 7.00% Senior Note due 2029, Series A, which is incorporated herein by reference to Exhibit 4.3 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2018.

4.26   Form of 5.50% Senior Note due 2035, Series A, which is incorporated herein by reference to Exhibit 4.4 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2018.

4.27   Form of 7.29% Senior Note due 2026, which is incorporated herein by reference to Exhibit 4.3 to PepsiCo, Inc.'s Registration Statement on Form S-4 (Registration No. 333-228466) filed with the Securities and Exchange Commission on November 19, 2018.

4.28   Form of 7.44% Senior Note due 2026, which is incorporated herein by reference to Exhibit 4.4 to PepsiCo, Inc.'s Registration Statement on Form S-4 (Registration No. 333-228466) filed with the Securities and Exchange Commission on November 19, 2018.

4.29   Form of 7.00% Senior Note due 2029, which is incorporated herein by reference to Exhibit 4.5 to PepsiCo, Inc.'s Registration Statement on Form S-4 (Registration No. 333-228466) filed with the Securities and Exchange Commission on November 19, 2018.

4.30   Form of 5.50% Senior Note due 2035, which is incorporated herein by reference to Exhibit 4.6 to PepsiCo, Inc.'s Registration Statement on Form S-4 (Registration No. 333-228466) filed with the Securities and Exchange Commission on November 19, 2018.

4.31   Form of 0.750% Senior Note due 2027, which is incorporated herein by reference to Exhibit 4.1 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2019.

4.32   Form of 1.125% Senior Note due 2031, which is incorporated herein by reference to Exhibit 4.2 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2019.

4.33   Form of 2.625% Senior Note due 2029, which is incorporated herein by reference to Exhibit 4.1 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 29, 2019.

4.34   Form of 3.375% Senior Note due 2049, which is incorporated herein by reference to Exhibit 4.2 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 29, 2019.

4.35   Form of 2.875% Senior Note due 2049, which is incorporated herein by reference to Exhibit 4.1 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2019.

4.36   Form of 0.875% Senior Note due 2039, which is incorporated herein by reference to Exhibit 4.1 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2019.

4.37   Form of 2.250% Senior Note due 2025, which is incorporated herein by reference to Exhibit 4.1 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2020.

4.38   Form of 2.625% Senior Note due 2027, which is incorporated herein by reference to Exhibit 4.2 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2020.

4.39   Form of 2.750% Senior Note due 2030, which is incorporated herein by reference to Exhibit 4.3 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2020.

4.40   Form of 3.500% Senior Note due 2040, which is incorporated herein by reference to Exhibit 4.4 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2020.

4.41   Form of 3.625% Senior Note due 2050, which is incorporated herein by reference to Exhibit 4.5 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2020.

4.42   Form of 3.875% Senior Note due 2060, which is incorporated herein by reference to Exhibit 4.6 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2020.

4.43   Form of 0.750% Senior Note due 2023, which is incorporated herein by reference to Exhibit 4.1 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2020.

4.44   Form of 1.625% Senior Note due 2030, which is incorporated herein by reference to Exhibit 4.2 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2020.

4.45   Form of 0.250% Senior Note due 2024, which is incorporated herein by reference to Exhibit 4.1 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2020.

4.46   Form of 0.500% Senior Note due 2028, which is incorporated herein by reference to Exhibit 4.2 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2020.

4.47   Form of 0.400% Senior Note due 2023, which is incorporated herein by reference to Exhibit 4.1 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 2020.

4.48   Form of 1.400% Senior Note due 2031, which is incorporated herein by reference to Exhibit 4.2 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 2020.

4.49   Form of 0.400% Senior Note due 2032, which is incorporated herein by reference to Exhibit 4.1 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2020.

4.50   Form of 1.050% Senior Note due 2050, which is incorporated herein by reference to Exhibit 4.2 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2020.

4.51   Form of 0.750% Senior Note due 2033, which is incorporated herein by reference to Exhibit 4.1 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 14, 2021.

4.52   Form of 1.950% Senior Note due 2031, which is incorporated herein by reference to Exhibit 4.1 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2021.

4.53   Form of 2.625% Senior Note due 2041, which is incorporated herein by reference to Exhibit 4.2 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2021.

4.54   Form of 2.750% Senior Note due 2051, which is incorporated herein by reference to Exhibit 4.3 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2021.

4.55   Form of 3.600% Senior Note due 2028, which is incorporated herein by reference to Exhibit 4.1 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2022.

4.56   Form of 4.200% Senior Note due 2052, which is incorporated herein by reference to Exhibit 4.2 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2022.

4.57   Form of 3.900% Senior Note due 2032, which is incorporated herein by reference to Exhibit 4.1 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2022.

4.58   Form of 3.200% Senior Note due 2029, which is incorporated herein by reference to Exhibit 4.1 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 22, 2022.

4.59   Form of 3.550% Senior Note due 2034, which is incorporated herein by reference to Exhibit 4.2 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 22, 2022.

4.60   Board of Directors Resolutions Authorizing PepsiCo, Inc.'s Officers to Establish the Terms of the 2.750% Senior Notes due 2023, the 3.600% Senior Notes due 2024, the 2.625% Senior Notes due 2026, the 4.250% Senior Notes due 2044, the 2.750% Senior Notes due 2025, the 3.500% Senior Notes due 2025, the 4.600% Senior Notes due 2045, the 4.450% Senior Notes due 2046, the 2.850% Senior Notes due 2026, the 0.875% Senior Notes due 2028, the 2.375% Senior Notes due 2026, the 3.450% Senior Notes due 2046, the 4.000% Senior Notes due 2047, the 2.150% Senior Notes due 2024, the 3.000% Senior Notes due 2027, the 7.00% Senior Notes due 2029, Series A, the 5.50% Senior Notes due 2035, Series A, the 7.29% Senior Notes due 2026, the 7.44% Senior Notes due 2026, the 7.00% Senior Notes due 2029, the 5.50% Senior Notes due 2035, the 0.750% Senior Notes due 2027, the 1.125% Senior Notes due 2031, the 2.625% Senior Notes due 2029, the 3.375% Senior Notes due 2049, the 2.875% Senior Notes due 2049, the 0.875% Senior Notes due 2039, the 2.250% Senior Notes due 2025, the 2.625% Senior Notes due 2027, the 2.750% Senior Notes due 2030, the 3.500% Senior Notes due 2040, the 3.625% Senior Notes due 2050, the 3.875% Senior Notes due 2060, the 0.750% Senior Notes due 2023, the 1.625% Senior Notes due 2030, the 0.250% Senior Notes due 2024, the 0.500% Senior Notes due 2028, the 0.400% Senior Notes due 2023, the 1.400% Senior Notes due 2031, the 0.400% Senior Notes due 2032, and the 1.050% Senior Notes due 2050, the 0.750% Senior Notes due 2033, the 1.950% Senior Notes due 2031, the 2.625% Senior Notes due 2041, the 2.750% Senior Notes due 2051, the 3.600% Senior Notes due 2028, the 4.200% Senior Notes due 2052, the 3.900% Senior Notes due 2032, the 3.200% Senior Notes due 2029 and the 3.550% Senior Notes due 2034, which are incorporated herein by reference to Exhibit 4.4 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 28, 2013.

4.61   Third Supplemental Indenture, dated as of October 24, 2018, between Pepsi-Cola Metropolitan Bottling Company, Inc. and The Bank New York Mellon Trust Company, N.A., as trustee, to the Indenture dated as of January 15, 1993 between Whitman Corporation and The First National Bank of Chicago, as trustee, which is incorporated herein by reference to Exhibit 4.2 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2018.

4.62   Second Supplemental Indenture, dated as of February 26, 2010, among Pepsi-Cola Metropolitan Bottling Company, Inc., PepsiAmericas, Inc. and The Bank New York Mellon Trust Company, N.A., as trustee, to the Indenture dated as of January 15, 1993 between Whitman Corporation and The First National Bank of Chicago, as trustee, which is incorporated herein by reference to Exhibit 4.2 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2010.

4.63   First Supplemental Indenture, dated as of May 20, 1999, between Whitman Corporation and The First National Bank of Chicago, as trustee, to the Indenture dated as of January 15, 1993, between Whitman Corporation and The First National Bank of Chicago, as trustee, each of which is incorporated herein by reference to Exhibit 4.3 to Post-Effective Amendment No. 1 to PepsiAmericas, Inc.'s Registration Statement on Form S-8 (Registration No. 333-64292) filed with the Securities and Exchange Commission on December 29, 2005.

4.64   Form of PepsiAmericas, Inc. 7.29% Note due 2026, which is incorporated herein by reference to Exhibit 4.7 to PepsiCo, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 20, 2010.

4.65   Description of Securities.

10.1   Form of PepsiCo, Inc. Director Indemnification Agreement, which is incorporated herein by reference to Exhibit 10.20 to PepsiCo, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 25, 2004.*

10.2 Severance Plan for Executive Employees of PepsiCo, Inc. and Affiliates, which is incorporated herein by reference to Exhibit 10.5 to PepsiCo, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended September 6, 2008.*

10.3 Form of Aircraft Time Sharing Agreement, which is incorporated herein by reference to Exhibit 10 to PepsiCo, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended March 21, 2009.*

10.4 Specified Employee Amendments to Arrangements Subject to Section 409A of the Internal Revenue Code, adopted February 18, 2010 and March 29, 2010, which is incorporated herein by reference to Exhibit 10.13 to PepsiCo, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 20, 2010.*

10.5 PepsiCo, Inc. 2007 Long-Term Incentive Plan, as amended and restated March 13, 2014, which is incorporated herein by reference to Exhibit 10.1 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2014.*

10.6 The PepsiCo International Retirement Plan Defined Benefit Program, as amended and restated effective as of January 1, 2023.*

10.7 The PepsiCo International Retirement Plan Defined Contribution Program, as amended and restated effective as of January 1, 2022.*

10.8 PepsiCo, Inc. Long-Term Incentive Plan (as amended and restated May 4, 2016), which is incorporated herein by reference to Exhibit B to PepsiCo's Proxy Statement for its 2016 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on March 18, 2016.*

10.9 PepsiCo Pension Equalization Plan (Plan Document for the Pre-409A Program), as amended and restated effective as of January 1, 2022, which is incorporated herein by reference to Exhibit 10.9 to PepsiCo, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 25, 2021.*

10.10 PepsiCo Pension Equalization Plan (Plan Document for the 409A Program), as amended and restated effective as of January 1, 2022.*

10.11 PepsiCo Automatic Retirement Contribution Equalization Plan, as amended and restated effective as of January 1, 2019, which is incorporated by reference to Exhibit 10.26 to PepsiCo, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 29, 2018.*

10.12 PepsiCo Director Deferral Program (Plan Document for the 409A Program), amended and restated effective as of January 1, 2020, which is incorporated by reference to Exhibit 10.25 to PepsiCo, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 28, 2019.*

10.13 Form of Annual Long-Term Incentive Award Agreement, which is incorporated herein by reference to Exhibit 10.49 to PepsiCo, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2016.*

10.14 PepsiCo Executive Income Deferral Program (Plan Document for the 409A Program), amended and restated effective as of January 1, 2022.*

10.15 Amendment to Certain PepsiCo Award Agreements, which is incorporated herein by reference to Exhibit 10.45 to PepsiCo, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 30, 2017. *

10.16 PepsiCo, Inc. Long Term Incentive Plan (as amended and restated December 20, 2017), which is incorporated herein by reference to Exhibit 10.47 to PepsiCo, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 30, 2017.*

10.17 Form of Annual Long-Term Incentive Award Agreement, which is incorporated herein by reference to Exhibit 10.1 to PepsiCo, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 24, 2018.*

10.18 Form of Performance-Based Long-Term Incentive Award Agreement, which is incorporated herein by reference to Exhibit 10.2 to PepsiCo, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 24, 2018.*

10.19   PepsiCo, Inc. Executive Incentive Compensation Plan (as amended and restated effective February 4, 2021), which is incorporated by reference to Exhibit 10.20 to PepsiCo, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 26, 2020.*

10.20   Form of Annual Long-Term Incentive Award Agreement, which is incorporated herein by reference to Exhibit 10.1 to PepsiCo, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 23, 2019.*

10.21   PepsiCo Executive Income Deferral Program (Plan Document for the Pre-409A Program), amended and restated effective as of January 1, 2019, which is incorporated by reference to Exhibit 10.35 to PepsiCo, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 28, 2019.*

10.22   Form of Annual Long-Term Incentive Award Agreement, which is incorporated herein by reference to Exhibit 10.1 to PepsiCo, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 21, 2020.*

10.23   Form of Annual Long-Term Incentive Award Agreement, which is incorporated herein by reference to Exhibit 10.1 to PepsiCo, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 20, 2021.*

10.24   Form of Annual Long-Term Incentive Agreement, which is incorporated herein by reference to Exhibit 10.1 to PepsiCo, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 19, 2022.*

21   Subsidiaries of PepsiCo, Inc.

23   Consent of KPMG LLP.

24   Power of Attorney.

31   Certification of our Chief Executive Officer and our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32   Certification of our Chief Executive Officer and our Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1   364-Day Credit Agreement, dated as of May 27, 2022, among PepsiCo, as borrower, the lenders named therein, and Citibank, N.A., as administrative agent, which is incorporated by reference to Exhibit 99.1 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2022.

99.2   Five-Year Credit Agreement, dated as of May 27, 2022, among PepsiCo, as borrower, the lenders named therein, and Citibank, N.A., as administrative agent, which is incorporated by reference to Exhibit 99.2 to PepsiCo, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2022.

101   The following materials from PepsiCo, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated Statements of Income, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Balance Sheets, (v) the Consolidated Statements of Equity and (vi) Notes to Consolidated Financial Statements.

104   The cover page from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, formatted in Inline XBRL and contained in Exhibit 101.

---

*   Management contracts and compensatory plans or arrangements required to be filed as exhibits pursuant to Item 15(a)(3) of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, PepsiCo has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 8, 2023


PepsiCo, Inc.

By: /s/ Ramon L. Laguarta

Ramon L. Laguarta

Chairman of the Board of Directors and Chief Executive Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of PepsiCo and in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE
/s/ Ramon L. Laguarta Ramon L. Laguarta	Chairman of the Board of Directors and Chief Executive Officer	February 8, 2023
/s/ Hugh F. Johnston Hugh F. Johnston	Vice Chairman, Executive Vice President and Chief Financial Officer	February 8, 2023
/s/ Marie T. Gallagher Marie T. Gallagher	Senior Vice President and Controller (Principal Accounting Officer)	February 8, 2023
/s/ Segun Agbaje Segun Agbaje	Director	February 8, 2023
/s/ Shona L. Brown Shona L. Brown	Director	February 8, 2023
/s/ Cesar Conde Cesar Conde	Director	February 8, 2023
/s/ Ian M. Cook Ian M. Cook	Director	February 8, 2023
/s/ Edith W. Cooper Edith W. Cooper	Director	February 8, 2023
/s/ Dina Dublon Dina Dublon	Director	February 8, 2023
/s/ Michelle Gass Michelle Gass	Director	February 8, 2023
/s/ Dave J. Lewis Dave J. Lewis	Director	February 8, 2023
/s/ David C. Page David C. Page	Director	February 8, 2023
/s/ Robert C. Pohlad Robert C. Pohlad	Director	February 8, 2023
/s/ Daniel Vasella Daniel Vasella	Director	February 8, 2023
/s/ Darren Walker Darren Walker	Director	February 8, 2023
/s/ Alberto Weisser Alberto Weisser	Director	February 8, 2023

Reconciliation of GAAP and Non-GAAP Information

In discussing financial results and guidance, we refer to the following measures which are not in accordance with GAAP: organic revenue, core results, core constant currency results and free cash flow. We use non-GAAP financial measures internally to make operating and strategic decisions, including the preparation of our annual operating plan, evaluation of our overall business performance and as a factor in determining compensation for certain employees. We believe presenting non-GAAP financial measures provides additional information to facilitate comparison of our historical operating results and trends in our underlying operating results, and provides additional transparency on how we evaluate our business. We also believe presenting these measures allows investors to view our performance using the same measures that we use in evaluating our financial and business performance and trends.

We consider quantitative and qualitative factors in assessing whether to adjust for the impact of items that may be significant or that could affect an understanding of our ongoing financial and business performance or trends. For further information regarding these non-GAAP financial measures, including further information on the excluded items for the periods presented, see "Non-GAAP Measures," "Items Affecting Comparability" and "Our Liquidity and Capital Resources" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K. The core non-GAAP financial measures contained in this Annual Report exclude the impact of the following items:

Mark-to-market net impact: Mark-to-market net gains and losses on commodity derivatives in corporate unallocated expenses. These gains and losses are subsequently reflected in division results when the divisions recognize the cost of the underlying commodity in operating profit.

Restructuring and impairment charges: Expenses related to the multi-year productivity plan publicly announced in 2019, which was expanded and extended through the end of 2028 to take advantage of additional opportunities within the initiatives of the plan.

Acquisition and divestiture-related charges: Primarily fair value adjustments to the acquired inventory included in the acquisition-date balance sheets, merger and integration charges and costs associated with divestitures. Merger and integration charges include liabilities to support socioeconomic programs in South Africa, gains associated with contingent consideration, employee-related costs, contract termination costs, closing costs and other integration costs. Divestiture-related charges reflect transaction expenses, including consulting, advisory and other professional fees.

Gain associated with the Juice Transaction: Gain associated with the Juice Transaction in our PepsiCo Beverages North America and Europe divisions.

Impairment and other charges: Comprised of Russia-Ukraine conflict charges, brand portfolio impairment charges and other impairment charges as described below.

Russia-Ukraine conflict charges: In connection with the deadly conflict in Ukraine, charges related to indefinite-lived intangible assets and property, plant and equipment impairment, allowance for expected credit losses, inventory write-downs and other costs.

Brand portfolio impairment charges: Intangible asset, investment and property, plant and equipment impairments and other charges as a result of management's decision to reposition or discontinue the sale/distribution of certain brands and to sell an investment.

Other impairment charges: Impairment charges related to certain of our indefinite-lived intangible assets which reflect an increase in the weighted-average cost of capital as well as our most current estimates of future financial performance.

Pension and retiree medical-related impact: Primarily settlement charges related to lump sum distributions exceeding the total of annual service and interest costs, as well as curtailment gains.

Charge related to cash tender offers: Charge primarily representing the tender price paid over the carrying value of the tendered notes and loss on treasury rate locks used to mitigate the interest rate risk on the cash tender offers.

Tax benefit related to the IRS audit: A non-cash tax benefit resulting from our agreement with the IRS to settle one of the issues assessed in the 2014 through 2016 tax audit. The agreement covers tax years 2014 through 2019.

Tax expense related to the TCJ Act: Adjustments to the mandatory transition tax liability under the TCJ Act.

Additionally, organic revenue growth is a measure that adjusts for the impacts of foreign exchange translation, acquisitions, divestitures and other structural changes, and every five or six years, the impact of the 53rd reporting week, including in our 2022 financial results. Adjusting for acquisitions and divestitures reflects mergers and acquisitions activity, including the impact in 2021 of an extra month of net revenue for our acquisitions of Pioneer Foods in our Africa, Middle East and South Asia division and Be & Cheery in our Asia Pacific, Australia and New Zealand and China Region division as we aligned the reporting calendars of these acquisitions with those of our divisions, as well as divestitures and other structural changes, including changes in ownership or control in consolidated subsidiaries and nonconsolidated equity investees. We believe organic revenue growth provides useful information in evaluating the results of our business because it excludes items that we believe are not indicative of ongoing performance or that we believe impact comparability with the prior year.

Division operating profit is the aggregation of the operating profit for each of our reportable segments, which excludes the impact of corporate unallocated expenses.

Free cash flow is a measure management uses to monitor cash flow performance. We define free cash flow as net cash provided by operating activities less capital spending, plus sales of property, plant and equipment. Since net capital spending is essential to our product innovation initiatives and maintaining our operational capabilities, we believe that it is a recurring and necessary use of cash. As such, we believe investors should also consider net capital spending when evaluating our cash from operating activities.

Non-GAAP information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with U.S. GAAP. In addition, our non-GAAP financial measures may not be the same as or comparable to similar non-GAAP financial measures presented by other companies.

Operating Profit Reconciliation

| | Year Ended | | |
	December 31, 2022	December 25, 2021	% Change
Reported operating profit, GAAP measure	$ 11,512	$ 11,162	3%
Mark-to-market net impact	62	19	
Restructuring and impairment charges	380	237	
Acquisition and divestiture-related charges	74	(4)	
Gain associated with the Juice Transaction	(3,321)	—	
Impairment and other charges	3,618	—	
Core operating profit, non-GAAP measure	$ 12,325	$ 11,414	8%
Impact of foreign exchange translation			2%
Core constant currency % change, non-GAAP measure			10%

Note – Dollars are presented in millions.

Diluted EPS Reconciliation

	Year Ended		
	December 31, 2022	December 25, 2021	% Change
Reported diluted EPS, GAAP measure	$ 6.42	$ 5.49	17%
Mark-to-market net impact	0.03	0.01	
Restructuring and impairment charges	0.24	0.15	
Acquisition and divestiture-related charges	0.05	(0.02)	
Gain associated with the Juice Transaction	(2.08)	—	
Impairment and other charges	2.12	—	
Pension and retiree medical-related impact	0.17	0.01	
Charge related to cash tender offers	—	0.49	
Tax benefit related to the IRS audit	(0.23)	—	
Tax expense related to the TCJ Act	0.06	0.14	
Core diluted EPS, non-GAAP measure	$ 6.79	$ 6.26	9%
Impact of foreign exchange translation			2%
Core constant currency diluted EPS growth, non-GAAP measure			11%

Net Cash Provided by Operating Activities Reconciliation

	Year Ended		
	December 31, 2022	December 25, 2021	% Change
Net cash provided by operating activities, GAAP measure	$ 10,811	$ 11,616	(7)%
Capital spending	(5,207)	(4,625)	
Sales of property, plant and equipment	251	166	
Free cash flow, non-GAAP measure	$ 5,855	$ 7,157	(18)%

Net Revenue Growth Reconciliation

	Reported % change, GAAP measure	Impact of			Organic % change, non-GAAP measure
		Foreign exchange translation	Acquisitions and divestitures	53rd reporting week	
Year ended December 31, 2022	9%	3	4	(1)	14%
Quarter ended December 31, 2022	11%	3	4	(4)	15%
Quarter ended September 3, 2022	9%	3	4	—	16%
Quarter ended June 11, 2022	5%	3	5	—	13%
Quarter ended March 19, 2022	9%	1	3	—	14%
Quarter ended December 25, 2021	12%	—	(0.5)	—	12%

Note — Dollars are presented in millions, except per share amounts. Certain amounts above may not sum due to rounding.

Division Operating Profit Reconciliation

| | Year Ended December 31, 2022 | | | | | | | | |
| | | | Impact of | | | | | | |
	Reported, GAAP measure	% of Reported division operating profit	Mark-to-market net impact	Restruc-turing and impairment charges	Acquisition and divestiture-related charges	Gain associated with the Juice Transaction	Impairment and other charges	Core, non-GAAP measure	% of Core division operating profit
Frito-Lay North America	$ 6,135	45	$ —	$ 46	$ —	$ —	$ 88	$ 6,269	44
Quaker Foods North America	604	4	—	7	—	—	—	611	4
PepsiCo Beverages North America	5,426	40	—	68	51	(3,029)	160	2,676	19
Latin America	1,627	12	—	32	—	—	71	1,730	12
Europe	(1,380)	(10)	—	109	14	(292)	2,932	1,383	10
Africa, Middle East and South Asia	666	5	—	12	3	—	190	871	6
Asia Pacific, Australia and New Zealand and China Region	537	4	—	16	—	—	177	730	5
Division operating profit	13,615		—	290	68	(3,321)	3,618	14,270	
Corporate unallocated expenses	(2,103)		62	90	6	—	—	(1,945)	
Operating profit	$ 11,512		$ 62	$ 380	$ 74	$ (3,321)	$3,618	$12,325	

Note – Dollars are presented in millions.

Common Stock Information

Stock Trading Symbol — PEP

Stock Exchange Listings

The Nasdaq Global Select Market is the principal market for our common stock, which is also listed on the SIX Swiss Exchange.

Dividend Policy

Dividends are usually declared in February, May, July and November and paid at the end of March, June and September and the beginning of January.

On February 1, 2023, the Board of Directors of PepsiCo declared a quarterly dividend of $1.15 per share, payable March 31, 2023, to shareholders of record on March 3, 2023. For the remainder of 2023, the record dates for these dividend payments are expected to be June 2, September 1 and December 1, 2023, subject to approval of the Board of Directors. On February 9, 2023, we announced a 10.0% increase in our annualized dividend to $5.06 per share from $4.60 per share, effective with the dividend expected to be paid in June 2023. We have paid consecutive quarterly cash dividends since 1965.

Year-End Market Price of Stock
Based on calendar year-end (in U.S. Dollars)



The closing price for a share of PepsiCo common stock on The Nasdaq Global Select Market for the years ended 2018–2022 was the price reported by Bloomberg. Past performance is not necessarily indicative of future stock price performance.

Annualized Cash Dividends Declared
Per share (in U.S. Dollars)



2022	$4.5250
2021	$4.2475
2020	$4.0225
2019	$3.7925
2018	$3.5875

Comparison of Cumulative Total Shareholder Return
(in U.S. Dollars)

The graph below matches PepsiCo Inc.'s cumulative five-year total shareholder return on common stock with the cumulative total returns of the S&P 500® index, and the S&P® Average of Industry Groups index.* The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from 12/31/2017 to 12/31/2022.



* The S&P Average of Industry Groups is derived by weighting the returns of two applicable S&P Industry Groups (the S&P Packaged Foods and Meats and S&P Soft Drink indices which are industry groups relating to non-alcoholic beverages and foods) based on PepsiCo's sales in its beverage and foods businesses. The returns for PepsiCo, the S&P 500 and the S&P Average for Industry Groups are calculated through December 31, 2022.

	12/17	12/18	12/19	12/20	12/21	12/22
PepsiCo, Inc.	$100	$95	$121	$135	$163	$174
S&P 500®	$100	$96	$126	$149	$192	$157
S&P® Average of Industry Groups*	$100	$90	$115	$123	$140	$153

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Shareholder Information

Annual Meeting

The Annual Meeting of Shareholders will be conducted in a virtual-only format on Wednesday, May 3, 2023, at 9 a.m. Eastern Daylight time at www.virtualshareholdermeeting.com/PEP2023. The webcast will open for shareholders at approximately 8:45 a.m. Eastern Daylight time and begin promptly at 9 a.m. Eastern Daylight time. Proxies for the meeting will be solicited by an independent proxy solicitor. This Annual Report is not part of the proxy solicitation.

Inquiries Regarding Your Stock Holdings

Registered Shareholders (shares held by you in your name) should address communications concerning transfers, statements, dividend payments, address changes, lost certificates and other administrative matters to:

Computershare Inc.
150 Royall Street, Suite 101
Canton, MA 02021
Telephone: 800-226-0083
201-680-6578 (outside the U.S.)
Email:
web.queries@computershare.com
Website:
www.computershare.com/investor

or
Shareholder Relations
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577
Email: investor@pepsico.com

In all correspondence or telephone inquiries, please mention PepsiCo, the name in which your shares are registered, your holder ID, your address and your telephone number.

Long-Term Incentive Plan Participants

Associates who received Long-Term Incentive awards should address all questions regarding their account, including outstanding options or shares received through option exercises or vesting event to:

Morgan Stanley
Global Stock Plan Services
P.O. Box 182616
Columbus, OH 43218-2616
Telephone: 844-4-PEP-LTI (U.S. and Canada)
614-414-8060 (all other locations)
Email: PEP@morganstanley.com

PepsiCo Savings Plan Participants

Associates should address all questions regarding their account to:

Fidelity
P.O. Box 770003
Cincinnati, OH 45277-0065
Telephone: 800-632-2014
Website: www.netbenefits.com/pepsico

PepsiCo Stock Purchase Program Participants

Associates should address all questions regarding their account to:

Fidelity
P.O. Box 770001
Cincinnati, OH 45277-0002
Telephone: 800-632-2014
Website: www.netbenefits.com/pepsico

Please have a copy of your most recent statement available when calling with inquiries.

Forward-Looking Statements

This Annual Report contains statements reflecting our views about our future performance that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (Reform Act). Statements that constitute forward-looking statements within the meaning of the Reform Act are generally identified through the inclusion of words such as "aim," "anticipate," "believe," "drive," "estimate," "expect," "expressed confidence," "forecast," "future," "goal," "guidance," "intend," "may," "objective," "outlook," "plan," "position," "potential," "project," "seek," "should," "strategy," "target," "will" or similar statements or variations of such words and other similar expressions. All statements addressing our future operating performance, and statements addressing events and developments that we expect or anticipate will occur in the future, are forward-looking statements within the meaning of the Reform Act.

These forward-looking statements are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statement. These risks and uncertainties include, but are not limited to, those described in "Item 1A. Risk Factors" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Our Business — Our Business Risks" in our Annual Report on Form 10-K included herewith. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Corporate Information

Corporate Headquarters

PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577
Telephone: 914-253-2000

PepsiCo Website

www.pepsico.com

Direct Stock Purchase

Interested investors can make their initial purchase directly through Computershare, transfer agent for PepsiCo and Administrator for the Plan. Please contact our transfer agent for more information.

Computershare Inc.

150 Royall Street, Suite 101
Canton, MA 02021
Telephone: 800-226-0083
201-680-6578 (outside the U.S.)
Email: web.queries@computershare.com
Website: www.computershare.com/investor

Other services include dividend reinvestment, direct deposit of dividends, optional cash investments by electronic funds transfer or check drawn on a U.S. bank, sale of shares, online account access and electronic delivery of shareholder materials.

Independent Auditors

KPMG LLP

345 Park Avenue
New York, NY 10154-0102
Telephone: 212-758-9700

Additional Information

PepsiCo's Annual Report contains many of the valuable trademarks owned and/or used by PepsiCo and its subsidiaries and affiliates in the U.S. and internationally to distinguish products and services of outstanding quality. All other trademarks featured herein are the property of their respective owners.

© 2023 PepsiCo, Inc.

Environmental Profile

This Annual Report was printed with Forest Stewardship Council® (FSC®)-certified paper, the use of 100% certified renewable wind power resources and vegetable-based ink. PepsiCo continues to reduce the costs and environmental impact of annual report printing and mailing by utilizing a distribution model that drives increased online readership and fewer printed copies. You can learn more about our environmental efforts at www.pepsico.com.

Design by Addison www.addison.com Printing by Sandy Alexander Inc.